

Apple Inc.

Notice of 2024 Annual Meeting of Shareholders and Proxy Statement

Attending the Annual Meeting

We are pleased to welcome shareholders to the 2024 Annual Meeting, to be held virtually on February 28, 2024, at 9:00 A.M. Pacific Time.

To attend, vote, and submit questions during the Annual Meeting visit www.virtualshareholdermeeting.com/AAPL2024 and enter the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form, or proxy card. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting. Attendance at the Annual Meeting is subject to capacity limits set by the virtual meeting platform provider. To submit questions in advance of the Annual Meeting, visit proxyvote.com before 8:59 P.M. Pacific Time on February 27, 2024, and enter your control number.

Your vote is important to us. Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance to ensure that your vote will be represented at the Annual Meeting. To vote in advance online, visit proxyvote.com and enter the control number included in your Notice of Internet Availability of Proxy Materials, or, if you requested printed copies of the proxy materials, you may vote by phone or by mail. For more detailed information, see the section entitled "Voting Procedures" beginning on page 109 of the Proxy Statement.



In the Proxy Statement, the terms "Apple," "we," "our," and "Company" refer to Apple Inc. Information presented in the Proxy Statement is based on Apple's fiscal calendar, other than references to particular years in connection with our shareholder engagement program, in the biographical information about our directors and executive officers, and the opposition statements to the shareholder proposals, which refer to calendar years. The Proxy Statement includes website addresses and references to additional materials found on those websites, as well as references to our Civil Rights Assessment and Workers' Rights Assessment. These websites, materials and our Civil Rights Assessment and Workers' Rights Assessment are not incorporated by reference into the Proxy Statement or in any other Securities and Exchange Commission filing we make under the Securities Exchange Act of 1934, as amended.

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our environmental, social, and governance goals, commitments, and strategies, and our executive compensation program. These statements involve risks and uncertainties. Actual results could differ materially from any future results expressed or implied by the forward-looking statements for a variety of reasons, including due to the risks, uncertainties, and other important factors that are discussed in our most recently filed periodic reports on Form 10-K and Form 10-Q and subsequent Securities and Exchange Commission filings. We assume no obligation to update any forward-looking statements, which speak only as of the date they are made.

These materials were first sent or made available to shareholders on January 11, 2024.



Table of Contents











Apple Inc.

Notice of 2024 Annual Meeting of Shareholders

Date and Time

February 28, 2024
9:00 A.M. Pacific Time

Virtual Meeting Site

www.virtualshareholdermeeting.com/AAPL2024

Who Can Vote

Shareholders of record at the close of business on January 2, 2024

Items of Business and Board Voting Recommendation

1	Election of Directors: Wanda Austin, Tim Cook, Alex Gorsky, Andrea Jung, Art Levinson, Monica Lozano, Ron Sugar, and Sue Wagner	**FOR** each of the nominees
2	Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**
3	Advisory Vote to Approve Executive Compensation	**FOR**
4-8	Shareholder Proposals if properly presented	**AGAINST**

And other business as may properly come before the Annual Meeting and any postponements or adjournments thereof.

Sincerely,

Katherine Adams
Senior Vice President,
General Counsel and Secretary
Cupertino, California
January 11, 2024

Important notice regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on February 28, 2024. The Notice of Meeting, Proxy Statement, and Annual Report on Form 10-K are available free of charge at proxyvote.com **and at** investor.apple.com**.**



"We believe that business, at its best, serves the public good, empowers people around the world, and binds us together as never before."

– Tim Cook, CEO



Message from our Chief Executive Officer



To our shareholders,

Around the world, teams across Apple continue to innovate on behalf of our users — finding new ways for technology to empower people and enrich their lives. And I'm grateful for the confidence our shareholders have shown in supporting our mission.

Our annual shareholder meeting is an opportunity to reflect on where we are today, and to look toward a future defined by innovation. We'll hold this year's meeting on February 28, 2024, and as always, I hope you'll join us.

It's been a remarkable year. In 2023, we made history by introducing the world to Apple's first spatial computer, Apple Vision Pro — a revolutionary product that seamlessly blends digital content with the physical world, opening a whole new dimension for our users. We also launched our powerful iPhone 15 lineup — including the iPhone 15 Pro models — which continues to win over customers around the world with its profound innovations.

We're a company that's always looking forward, driven by a belief in the meaningful difference technology can make for our customers. Today — from iPad to Mac, AirPods to Apple Watch — we've never had a stronger lineup of products. And with services like Apple TV+, the App Store, Apple Music, Apple Pay, and many more, we've only expanded the potential and possibility Apple can bring — from helping people find connection, entertainment and joy, to empowering them to live healthier lives.

We've done all of this while continuing to lead with our values in everything we do. That's why we've put our users' fundamental right to privacy at the center of everything we do, and continued innovating to protect it. We've built accessibility into every product we make from the ground up, because we believe the best technology should be the best technology for everyone. And we've continued to push forward in our work to build an even more diverse and inclusive Apple, and to carry those values beyond our doors with our Racial Equity and Justice Initiative.

Our teams are also pressing forward to meet the challenge of climate change. Our corporate operations have run on 100% renewable energy since 2018, and with our latest Apple Watch lineup, we've now launched our first-ever carbon neutral models. Thanks to milestones like these, we're closer than ever to realizing Apple 2030 — our goal to become carbon neutral for our supply chain and the lifetime of our products by the end of the decade.

As companies and individuals, our values give us purpose, our goals give us direction, and our progress gives us hope. And at Apple, we'll continue to innovate in the belief that — with hope and hard work — there is nothing we can't achieve.

On behalf of all of us at Apple, I want to thank our shareholders for the confidence they've shown in our company, and in the bright future that lies ahead.

Tim Cook



Apple Values

We are committed to demonstrating that business can and should be a force for good. Achieving that takes innovation, collaboration, and a focus on serving others. It also means leading with our values in the technology we make, the way we make it, and how we treat people and the planet we all share. We're always working to leave the world better than we found it, and to create powerful tools that empower others to do the same.

Accessibility

We build accessibility features into all of our products, because we believe that technology should meet people where they are, not the other way around.

Education

We believe education is a great equalizing force and a powerful source of opportunity for all.

Environment

We believe doing right by the planet is good for people, for communities, and for business.

Inclusion & Diversity

We're committed to making our Company more inclusive and diverse.

Privacy

We believe privacy is a fundamental human right.

Racial Equity and Justice

We are all accountable for the urgent work of building a more just and equitable world.

Supplier Responsibility

We hold our suppliers to the highest standards for labor and human rights, working across our global supply chain to expand opportunity and empower people.



Progress Across our Values

At Apple, we see so many possibilities for technology to enrich people's lives. This year, leading with the values that have long guided our company, our teams have made those possibilities real. That included creating experiences that are customizable to the diverse needs of our users with new features for cognitive accessibility, along with LiveSpeech, Personal Voice, and Point and Speak. We've also made key innovations in privacy and safety features to give users greater control of their data and help protect children, including expanding Communication Safety and launching Link Tracking Protection and Sensitive Content Warnings.

We know that together, we can rise to our biggest challenges as a global community. And this year, we've made progress in empowering others to do better. We equipped students through additional coding education resources. We propelled entrepreneurs through investments with venture capital funds and financial institutions focused on getting capital to Black, Hispanic/Latinx, and Indigenous-owned businesses, backing founders who have historically been cut out of funding opportunities. And, we supported supplier employees through an additional $50 million commitment to our Supplier Employee Development Fund, designed to strengthen and scale programs that support worker voice, rights training and education, and skill development opportunities.

The values we share at Apple inspire the work we share with everyone.

Spotlight on Apple's 2030 Goal

We set an ambitious goal — to make our products carbon neutral by 2030, across our entire supply chain and the lifetime energy use of our customers' devices.

- Released our first ever carbon neutral products
- Secured commitment from over 300 of our suppliers to use 100% clean energy for Apple production by 2030
- Welcomed our third impact accelerator class of diverse innovators on the cutting edge of green technology and clean energy
- Introduced a new tool, Grid Forecast, to help inform users when their power grid has cleaner energy available

- Increased recycled and renewable materials including:
  - decrease half size 100% recycled aluminum in the enclosures of our MacBooks, Apple TV Siri Remote, and Apple Watch
  - 100% recycled cobalt in our iPhone 15, carbon neutral Apple Watch Series 9, and Apple Watch Ultra 2 batteries
  - Expanded recycled gold, tin, and tungsten in our Apple Watch Series 9
  - A brand-new textile, FineWoven, made from 68% post-consumer recycled content, a step towards ending the use of leather across product lines

---

We share progress on our values through our websites, reports, and other public announcements. For more information, see the section entitled "Our Commitment to Transparency" beginning on page 80.






Proxy Statement Summary



2023 Business Highlights

Over the course of 2023, we've continued to invest in the future and manage for the long-term. Against an uneven macroeconomic environment, we've adapted continuously to bring our customers groundbreaking innovations and products and services that surprise and delight, while being thoughtful and deliberate on spending.

Net Sales

$383.3B

Operating Income

$114.3B

Total Shareholder Return
Through September 30, 2023, includes reinvestment of dividends



55.24%

36.21%

3 Years

■ Apple ■ S&P 500

Achievements and Milestones

Business Highlights

- Achieved diluted earnings per share of $6.13, an all-time record
- Reached all-time revenue record in emerging markets
- Achieved all-time revenue record in Services
- Reached an all-time record of over 2 billion total active devices in the installed base, representing all-time records across all products and all geographic segments
- Grew transacting accounts and paid accounts on our platforms to a new all-time high
- Expanded our Apple Retail presence with two new Apple stores in India along with new stores in Korea, China, and the United Kingdom

Products and Services Innovation

- Unveiled Apple Vision Pro, our first spatial computer
- Completed the transition of the Mac to Apple Silicon chips
- Introduced strongest lineup of products ever, including our all-new iPhone 15 lineup
- Launched historic 10-year partnership with Major League Soccer
- Introduced powerful software updates, including MacOS Sonoma and iOS 17
- Earned over 400 new nominations and over 90 awards for Apple TV+ and Apple Music content
- Expanded Emergency SOS via satellite, now available in 16 countries total



Executive Compensation

Motivating and retaining a talented and experienced leadership team is a key factor of Apple's long-term success. We have a straightforward and effective executive compensation program that incorporates sound policies and best practices and delivers a majority of our named executive officers' compensation through incentives that are aligned with shareholder interests and Company performance.

Aligned with Shareholder Interests and Company Performance



89%

2023 Say on Pay Approval

- Annual cash incentive opportunities are capped and have challenging performance goals tied to key measures of overall company performance and profitability.
- Performance-based RSUs generally vest based on Apple's total shareholder return relative to companies in the S&P 500 over a three-year performance period.
- Shareholders have an opportunity to cast an advisory say on pay vote each year on the compensation of our named executive officers and indicated strong support for our executive compensation program at the 2023 Annual Meeting, including the 2023 changes to our CEO's compensation, as described below.

2023 CEO Compensation Changes

The People and Compensation Committee evaluates our executive compensation program each year. The results of the Say on Pay advisory vote at the 2022 Annual Meeting led to broader shareholder engagement on executive compensation. The People and Compensation Committee balanced shareholder feedback, Apple's exceptional performance, and a recommendation from Mr. Cook to adjust his compensation in light of the feedback received. It then approved the target annual compensation of our named executive officers for 2023, including the following changes to CEO compensation, which Mr. Cook supported, and which the People and Compensation Committee believes are responsive to shareholder feedback, while continuing to align pay with performance and recognize Mr. Cook's outstanding leadership and the exceptional long-term results he delivers to shareholders.

Target CEO Pay	Mr. Cook's 2023 target total compensation was $49 million, a reduction of over 40% from his 2022 target total compensation. Taking into consideration Apple's comparative size, scope, and success, the People and Compensation Committee also intends to position Mr. Cook's annual target compensation between the 80th and 90th percentiles relative to our primary peer group for future years.
CEO Equity Mix	The portion of performance-based RSUs granted to Mr. Cook was increased from 50% to 75% of his 2023 target equity award and the portion of his performance-based RSUs will be at least 75% of his target equity awards for future years.
CEO Retirement Vesting	The time-based RSUs awarded to Mr. Cook in 2023 provide for pro-rata instead of full vesting in the event of retirement during the term of the award and only if retirement occurs on or after the first anniversary of the grant date. The People and Compensation Committee intends to maintain this same structure for future years.

 For more information on our executive compensation program and the 2023 compensation of our named executive officers, see the section entitled "Compensation Discussion and Analysis" beginning on page 46.



Nominees to Apple's Board of Directors

Apple is overseen by directors with diverse skills, qualities, attributes, and experiences that effectively address the Company's evolving needs and represent the best interests of Apple's shareholders. Below are the nominees for election at our Annual Meeting.

Name	Occupation	Independent	Age	Director Since	Audit Committee	People and Compensation Committee	Nominating Committee
Art Levinson **Chair**	Founder and CEO, Calico	✓	73	2000		Member	
Tim Cook	CEO, Apple		63	2011			
Wanda Austin	Former President and CEO, The Aerospace Corporation	✓	69	Nominated for 2024			
Alex Gorsky	Former Chair and CEO, Johnson & Johnson	✓	63	2021		Member	Member
Andrea Jung	President and CEO, Grameen America	✓	65	2008		Chair	Member
Monica Lozano	Former President and CEO, College Futures Foundation	✓	67	2021	Member		
Ron Sugar	Former Chair and CEO, Northrop Grumman Corporation	✓	75	2010	Chair		
Sue Wagner	Co-founder and Director, BlackRock	✓	62	2014	Member		Chair

● Chair ● Member

Nominee Skills and Demographic Matrix

Skill		Count
Leadership	●●●●●●●●	8/8
People and Culture	●●●●●●●●	8/8
Privacy and Security	●●	2/8
Corporate Governance	●●●●●●●●	8/8
Global Business and Operations	●●●●●●●	7/8
Public Policy and Government	●●	2/8
Risk Management	●●●●●●●●	8/8
Innovation and Technology	●●●●●●●	7/8
Environment and Climate	●	1/8
Financial	●●●●●●●●	8/8
Brand and Marketing	●●●●●●	6/8
Veterans, Women, and Members of Underrepresented Communities	●●●●●●	6/8



Shareholder Engagement

We proactively engage with shareholders throughout the year to better understand their priorities and perspectives on significant issues, including Company performance and strategy, executive compensation, corporate governance, shareholder proposals, and environmental and social matters. Engagement participants include members of senior management and our Board. Apple and its Board consider feedback and insights from shareholders and other stakeholders as we review our practices and disclosures.

Shareholder Engagement in Calendar Year 2023



Contacted	Engaged	Director participation for
>70%	>60%	>35%
of institutional shares held	of institutional shares held	of engaged shares

Comprehensive Engagement Program

Annual Meeting Engagement

- Leading up to our annual meeting, we engage with shareholders to seek feedback on our initiatives, disclosures, and proposals
- Following our annual meeting, we reach out to investors to better understand their votes

Off-season Engagement

- We engage in discussions regarding executive compensation, board oversight of enterprise risk management and broader environmental, social, and governance topics, including climate, supplier responsibility, inclusion and diversity, and key community initiatives

Year-round Engagement

- We engage with proxy advisory firms to discuss our programs and shareholder feedback, and learn about key focus areas their clients are raising
- Our quarterly earnings calls provide shareholders with an opportunity to hear about our financial results and corporate strategy

2023 Key responsive actions

Civil Rights Assessment	Apple published a Civil Rights Assessment report prepared by former U.S. Attorney General, Eric Holder, and a team from Covington & Burling LLP. The report reviews Apple's extensive efforts to respect civil rights and to promote diversity, equity, and inclusion and live by its core values, including accessibility, inclusion and diversity, and privacy. These efforts, many of which began years ago, are reflected in Apple's current policies and practices, which are detailed in Covington's report.
Workers' Rights Assessment	Apple published a Workers' Rights Assessment report prepared by former U.S. Ambassador and Permanent Representative to the United Nations Human Rights Council, Keith Harper, and a team from Jenner & Block LLP. The report reviews Apple's efforts to comply with its Human Rights Policy in the United States as it relates to workers' rights to freedom of association and collective bargaining, and describes how Apple's efforts to comply with its Human Rights Policy are embedded in its policies and practices.

 To read Covington & Burling's Civil Rights Assessment report and Jenner & Block's Workers' Rights Assessment report, visit investor.apple.com/leadership-and-governance.



Voting Matters and Vote Recommendations

Proposal		Board Recommendation	Page Reference
1	**Election of Directors** • Our Board is made up of directors with diverse skills, qualities, attributes, and experiences to effectively address Apple's evolving needs and represent the best interests of Apple's shareholders. • The Board actively reviews its composition to support Apple's long-term strategic goals. As part of its succession planning and refreshment, the Board has recommended one new nominee at each of our 2021 and 2022 Annual Meetings and nominated Wanda Austin for election at this year's Annual Meeting.	**FOR** **each nominee**	74
2	**Ratification of Appointment of Independent Registered Public Accounting Firm** • Ernst & Young LLP is an independent auditing firm with the required knowledge and experience to effectively audit Apple's financial statements. • Audit and non-audit services are pre-approved by the Audit and Finance Committee.	**FOR**	75
3	**Advisory Vote to Approve Executive Compensation** • Our executive compensation program is designed to align pay with performance, taking into account shareholder feedback and interests. • The compensation paid to our named executive officers in 2023 reflects the strength of our annual financial results and stock price performance.	**FOR**	77
4	**EEO Policy Risk Report** • We are committed to nurturing a culture where every great idea can be heard and where everyone belongs, including those with differing viewpoints and ideologies. • Our policies, practices, and trainings already address the proposal's concern, and a report on potential risks to the Company of omitting "viewpoint" and "ideology" from our EEO Policy would not provide material additional information to shareholders.	**AGAINST**	83
5	**Report on Ensuring Respect for Civil Liberties** • Apple is committed to respecting human rights, including civil rights, freedom of expression, and access to information, and we review our procedures for administering the App Store for alignment with this commitment. • We already provide the requested information about the standards and procedures Apple uses to curate apps available in the App Store and about government orders to take down apps.	**AGAINST**	86



Proposal	Board Recommendation	Page Reference
6 **Racial and Gender Pay Gaps** • We already have a comprehensive approach to pay equity and diverse representation at every level of the Company, and since 2017 have achieved gender pay equity globally, as well as pay equity by race and ethnicity in the United States, and in 2022, we also achieved pay equity at the intersections of gender and race and ethnicity in our U.S. workforce. • We provide robust disclosure regarding our progress on diverse representation on our Inclusion and Diversity website, and we believe our programs, policies, and transparency represent a more meaningful approach to pay equity and diverse representation than the approach set forth in the proposal.	**AGAINST**	89
7 **Report on Use of AI** • We are committed to responsibly advancing our products and services that use AI, have a robust approach to addressing ethical considerations across our business operations, and already provide resources and transparency on our approach to artificial intelligence and machine learning. • The scope of the requested report is extremely broad and could encompass disclosure of strategic plans and initiatives harmful to our competitive position and would be premature in this developing area.	**AGAINST**	93
8 **Congruency Report on Privacy and Human Rights** • We are deeply committed to respecting human rights and are transparent about our approach to complex situations and prioritizing engagement. • The requested report would not provide additional material information as our robust policies and disclosures are already publicly available.	**AGAINST**	97








Corporate Governance

Our Corporate Governance Framework

Apple operates under a corporate governance framework designed to be a flexible working structure for principled actions, effective decision-making, and appropriate monitoring of both compliance and performance. Apple's key governance documents, including our Corporate Governance Guidelines, are available at investor.apple.com/leadership-and-governance.

One share equals one vote	We have a single class of shares with equal voting rights.
Annual director elections	All directors are elected annually for a one-year term.
Majority voting	We have a majority voting standard for uncontested elections of directors.
Separation of Chair and CEO roles	Our CEO is focused on managing Apple and our independent Chair drives accountability at the Board level.
Stock ownership guidelines	We have robust stock ownership guidelines for our directors and executive officers.
Shareholder engagement	We have a comprehensive year-round shareholder engagement program.
Access to management	Our Board has significant interaction with senior management and access to other employees.
Time commitment policy	The Nominating and Corporate Governance Committee annually reviews each director's various time commitments.
Financial expertise	The Board has determined that each Audit and Finance Committee member qualifies as an "audit committee financial expert" as that term is defined under SEC rules.
Continuing education and training	Our Board regularly receives training and updates on ethics, compliance, and governance.
Succession planning	Our Board regularly reviews Board and executive succession planning.
Executive sessions	All quarterly Board and committee meetings include executive sessions during which no members of management are present.
Board, committee, and individual self-evaluations	Our Board, committees, and individual directors conduct annual performance self-evaluations led by our independent Chair, including one-on-one interviews.
Prohibitions on hedging, pledging, and other transactions	We prohibit short sales, transactions in derivatives, and hedging of Apple securities by directors, executive officers, and employees, and prohibit pledging of Apple securities by directors and executive officers.
Special meetings	Shareholders owning at least 10% of our outstanding shares have the right to call a special meeting of the shareholders.
Proxy access	Up to 20 shareholders owning at least 3% of our outstanding shares continuously for three years may nominate up to 20% of our Board.



Role of the Board of Directors

Apple's Board oversees the chief executive officer and other senior management in the competent and ethical operation of Apple and seeks to ensure that the long-term interests of shareholders are being served. Directors are expected to take a proactive, focused approach to ensure Apple is committed to business success through the maintenance of high standards of responsibility and ethics.

Board Independence

Apple's Corporate Governance Guidelines require a majority of Board members to be independent. The Board has determined that all Board members and nominees, other than Mr. Cook, are independent under applicable rules of The Nasdaq Stock Market LLC ("Nasdaq").

Apple's Board has a standing Audit and Finance Committee (the "Audit Committee"), People and Compensation Committee (the "People and Compensation Committee"), and Nominating and Corporate Governance Committee (the "Nominating Committee"). The Board has determined that all committee members are independent under applicable Nasdaq and Securities and Exchange Commission ("SEC") rules for committee memberships, and that each member of the Audit Committee also meets the additional independence criteria set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Board and Committee Structure

Apple regularly reviews the Board's leadership structure and the responsibilities and composition of its standing committees. The structure and composition of Apple's Board and its committees are intended to leverage the diverse perspectives of the Board members and promote effective oversight.

The Board believes its current leadership structure, in which the roles of Chair and CEO are separated, best serves Apple's overall corporate structure and the Board's ability to carry out its roles and responsibilities on behalf of Apple's shareholders, including its oversight of management and corporate governance matters. The Board also believes that the current structure allows our CEO to focus on managing Apple, while leveraging our independent Chair's experience to drive accountability at the Board level.

The current membership and function of each standing committee is described on the following page. Each committee operates under a written charter adopted by the Board, which is available at investor.apple.com/leadership-and-governance. Each committee reviews and assesses its charter annually.



Audit Committee

Ron Sugar (Chair) **James Bell*** **Monica Lozano** **Sue Wagner** Nine meetings during 2023 Audit Committee Report: page 102	Primary Responsibilities: • Assist the Board in oversight and monitoring of Apple's financial statements and other financial information • Oversee compliance with legal, regulatory, and public disclosure requirements • Appoint and oversee Apple's independent registered public accounting firm, including their qualifications and independence, and preapprove fees • Oversee Apple's systems of internal controls, including the internal audit function • Oversee treasury and finance matters • Oversee enterprise risk management • Oversee privacy and data security • Generally oversee the auditing, accounting, and financial reporting process

People and Compensation Committee

Andrea Jung (Chair) **Al Gore*** **Alex Gorsky** **Art Levinson** Six meetings during 2023 People and Compensation Committee Report: page 61	Primary Responsibilities: • Review and approve the compensation arrangements for the CEO, Apple's other executive officers and, to the extent it deems appropriate, other employees • Administer Apple's equity compensation and other incentive plans • Review and make recommendations to the Board regarding the compensation of members of the Board and Board committees • Assist the Board in its oversight of Apple's strategies, policies, and practices relating to Apple's people and teams

Nominating Committee

Sue Wagner (Chair) **Al Gore*** **Alex Gorsky** **Andrea Jung** Five meetings during 2023	Primary Responsibilities: • Assist the Board on matters relating to the identification, evaluation, and selection of Board members and candidates nominated to the Board • Make recommendations to the Board concerning the size, structure, and composition of the Board and its committees • Oversee and make recommendations regarding corporate governance matters, including Apple's Corporate Governance Guidelines • Assist the Board in its oversight of Apple's strategies, policies, and practices relating to environmental and social matters • Oversee the annual Board performance self-evaluation process

*Retiring as of the 2024 Annual Meeting



Board Oversight

The Board takes an active role in overseeing corporate and product strategy and seeks to ensure the long-term interests of Apple and its shareholders are being served. The Board believes that evaluating the executive team's management of the risks confronting Apple is one of its most important areas of oversight. In carrying out this responsibility, the Board is assisted by its committees, each of which considers risks within its areas of primary responsibility and expertise and apprises the full Board of significant matters and management's response.

Board of Directors

Directly oversees corporate and product strategy, executive succession planning, and other matters reserved to the full Board. Reviews and discusses with management significant risks affecting Apple, including matters escalated by its committees from within their respective areas of direct oversight.

Audit Committee

Oversees financial matters, business conduct, and legal and regulatory compliance, including antitrust matters, political expenditures, cybersecurity, and tax matters, and has primary responsibility for assisting the Board with risk oversight.

People and Compensation Committee

Oversees the design and administration of compensation programs and policies and has primary responsibility for assisting the Board with oversight of matters relating to Apple's people and teams.

Nominating Committee

Oversees Board structure, governance, and independence, and has primary responsibility for assisting the Board with oversight of environmental and social matters.

Management

Led by our CEO and executive team, develops and executes our business strategy, manages operations, implements and supervises day-to-day risk management processes, and reports to the Board and its committees on significant matters.

Internal Audit

Directly overseen by the Audit Committee and operating pursuant to a charter, which is reviewed and approved annually by the Audit Committee, identifies and helps mitigate risk, and improves internal controls.

Enterprise Risk Management Program

Designed to identify, assess, and monitor Apple's business risks, including financial, operational, compliance, and reputational risks. The program is supported by a Risk Oversight Committee consisting of our Chief Financial Officer, General Counsel, Head of Business Assurance, and other senior business leaders that assists the Audit Committee with its general responsibility for overseeing enterprise risk management.



Selected Areas of Oversight

Compliance and Business Conduct

The Audit Committee regularly reviews and discusses with management Apple's compliance and business conduct risks. Apple's Chief Compliance Officer is responsible for the development, review, and execution of Apple's Compliance and Business Conduct program and regularly reports to the Audit Committee.

Environment and Climate

The Board reviews and discusses updates on environmental matters with Apple's Vice President of Environment, Policy and Social Initiatives, who is responsible for the development, review, and execution of plans designed to minimize Apple's impact on the environment. These reports include updates on Apple's progress towards environmental and climate goals and the environmental impact of our products and operations. The Nominating Committee oversees Apple's strategies, policies, and practices relating to environmental and social matters.

Human Rights

The Board adopted Apple's human rights policy — Our Commitment to Human Rights. The policy governs how we treat everyone, including our customers, employees, business partners, and people at every level of our supply chain. Apple identifies salient human rights risks through internal risk assessments and external industry-level third-party audits. Additionally, the policy requires Apple to maintain active communication channels with rights holders and other stakeholders. The Board is responsible for overseeing and periodically reviewing our Human Rights Policy. Apple's General Counsel is responsible for its ongoing implementation, and reports to the Board and its committees on any significant issues identified during the diligence process and Apple's progress.

The Board oversaw Apple's recently completed Civil Rights Assessment, published in July 2023 and Workers' Rights Assessment, published in December 2023.

People and Teams

The Board takes an active role in overseeing matters related to our people and teams, including with respect to inclusion and diversity, culture and employee engagement, talent recruitment, development, and retention, and has allocated direct responsibilities for this area of oversight to the People and Compensation Committee.

Additionally, Apple's People and Compensation Committee oversees risks related to Apple's compensation programs. Each year, the People and Compensation Committee evaluates whether the design and operation of Apple's compensation programs or policies encourage our executive officers or our employees to take unnecessary or excessive risks. In establishing and reviewing Apple's compensation programs for risk, the People and Compensation Committee considers program features that mitigate against potential risks for our executive officers, such as fixed base salaries; goals that are tied to specific company financial measures and payout caps for the annual cash incentive program; clawbacks for our cash and equity incentives; the quantity and mix of long-term performance-based and time-based equity incentives; and stock ownership requirements. The People and Compensation Committee also generally considers the program features that mitigate potential risks for our non-executive officer employees. In its annual review, the People and Compensation Committee concluded that Apple's executive compensation programs and policies continue to provide an effective and appropriate mix of incentives to help ensure performance is focused on long-term shareholder value creation, and do not encourage short-term risk taking at the expense of long-term results or create risks that are reasonably likely to have a material adverse effect on Apple.



Privacy and Data Security	The Audit Committee regularly reviews and discusses with management Apple's privacy and data security risks. The Audit Committee receives regular updates from management, including Apple's Head of Information Security. Additionally, the Audit Committee reviews reports on privacy and data security matters from Apple's General Counsel, and from the heads of Compliance and Business Conduct, Business Assurance, and Internal Audit. Apple also has a management Privacy Steering Committee chaired by Apple's General Counsel, with members including Apple's Senior Vice Presidents of Machine Learning and AI Strategy, Software, and Services, and a cross-functional group of senior representatives from Services, Software Engineering, Product Marketing, Corporate Communications, and Privacy Legal. The Privacy Steering Committee sets privacy standards for teams across Apple and acts as an escalation point for addressing privacy compliance issues.
Regulatory and Antitrust Compliance	Apple's full Board takes an active role in overseeing legal and regulatory risks related to Apple's business. The Board receives regular updates from Apple's General Counsel and Vice President of Product and Regulatory Law on legal and regulatory developments affecting the Company, including updates on legislative developments, government investigations, litigation, and other legal proceedings.
Supply Chain	The Board reviews and discusses with management reports regarding Apple's supply chain and operations. These reports include updates from Apple's Senior Vice President, Operations on Apple's supply chain management, and our program to oversee Apple's Supplier Code of Conduct and Supplier Responsibility Standards. Apple reports publicly on its efforts and progress in the critical work of protecting people and the planet across its supply chain through an annual People and Environment in Our Supply Chain report.
Tax	The Audit Committee reviews and discusses with management reports on tax matters from Apple's Chief Financial Officer, General Counsel, the heads of Tax, Business Assurance, and Internal Audit, and Apple's independent auditor. These reports include updates on significant domestic and international tax-related developments, and international tax policy.



Board Meetings and Attendance

The Board met four times during 2023. Each member of the Board who served during 2023 attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board held during 2023, and (ii) the total number of meetings held by each committee of the Board on which the member served during 2023.

Apple expects all of its directors to attend the Annual Meeting. All directors attended the 2023 annual meeting of shareholders (the "2023 Annual Meeting").

Annual Board and Committee Self-Evaluations

The Board conducts an annual self-evaluation to assess whether the Board, its committees, and each member of the Board are working effectively, and to provide an opportunity to reflect upon and improve processes and effectiveness.

The Nominating Committee designs and establishes the overall evaluation framework, and Dr. Levinson, the independent Chair of the Board, leads the evaluation interviews and feedback sessions. Dr. Levinson conducts one-on-one discussions with each director to obtain their assessment of the effectiveness and performance of the Board and its committees. Additional discussion topics include Board and committee composition and refreshment; timing, agenda, and content of Board and committee meetings; Board dynamics and function; peer reviews of other members; and executive succession planning. Board members are also invited to discuss the performance of Dr. Levinson directly with the Chair of the Nominating Committee. A summary identifying any themes or issues that have emerged is presented to the Board on an anonymous basis.

Each committee conducts its own annual self-evaluation and reports the results to the Board. Each committee's evaluation includes an assessment of the committee's compliance with Apple's Corporate Governance Guidelines and the committee's charter.

Related Party Policy and Transactions

The Board has adopted a written policy for approval of transactions between Apple and its directors, director nominees, executive officers, greater than 5% beneficial owners of Apple's common stock or any other class of Apple's equity securities, and each of their respective immediate family members, where the amount involved in the transaction exceeds or is reasonably expected to exceed $120,000 in a single fiscal year and the related party has or will have a direct or indirect interest in the transaction (other than solely as a result of being a director or less than 10% beneficial owner of another entity). A copy of this policy is available at investor.apple.com/leadership-and-governance. The policy provides that the Audit Committee must review transactions subject to the policy and determine whether to approve or ratify those transactions. Certain types of transactions are deemed pre-approved pursuant to standing pre-approval guidelines established by the Audit Committee. In addition, the Audit Committee has delegated authority to its Chair to pre-approve or ratify transactions under certain circumstances. A summary of new transactions covered by standing pre-approvals or transactions approved or ratified by the Chair of the Audit Committee, if any, is provided to the Audit Committee for its review.

In reviewing transactions subject to the policy, the Audit Committee or the Chair of the Audit Committee, as applicable, considers (as it deems appropriate for the circumstances):

- The nature and extent of the related person's interest in the transaction;
- The approximate dollar value involved in the transaction;
- The approximate dollar value of the related person's interest in the transaction without regard to the amount of any profit or loss;
- Whether the transaction was undertaken in the ordinary course of Apple's business;
- The material terms of the transaction, including whether the transaction with the related person is proposed to be, or was entered into, on terms no less favorable to Apple than terms that could have been reached with an unrelated third-party;
- The business purpose of, and the potential benefits to Apple of, the transaction;



- Whether the transaction would impair the independence of a non-employee director;
- Required public disclosure, if any; and
- Any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to the Audit Committee's decision, in its business judgment, in light of the circumstances of the particular transaction.

Several of Apple's Board members and executive officers serve as directors or executive officers of other organizations, including organizations with which Apple has commercial and charitable relationships. Apple does not believe that any director or nominee had a direct or indirect material interest in any relationships during 2023 and through the date of this Proxy Statement.

A family member of our Chief Operating Officer is employed by Apple and received total compensation in excess of $120,000 for the period from the beginning of fiscal year 2023 through the date of the filing of this Proxy Statement. The family member's compensation was established by Apple in accordance with our compensation practices applicable to employees with comparable qualifications and responsibilities and holding similar positions.

Business Conduct Policy

Apple seeks to conduct business ethically, honestly, and in compliance with applicable laws. Apple's code of ethics, entitled, "Business Conduct: The way we do business," set outs the principles that guide Apple's business practices — honesty, respect, confidentiality, and compliance. The code applies to all employees, including Apple's principal executive officer, principal financial officer, and principal accounting officer. Relevant sections of the code also apply to the Board. Apple expects its suppliers, contractors, consultants, and other business partners to follow the principles set forth in the code when providing goods and services to Apple or acting on its behalf. The code is available at apple.com/compliance/pdfs/Business-Conduct-Policy.pdf. Apple intends to disclose any changes to or waivers from this code by posting to our website if disclosure is required by SEC or Nasdaq rules.

Apple's code is managed by the Business Conduct organization, under the oversight of Apple's Chief Compliance Officer. Employees are required to complete training on the code upon joining Apple and annually thereafter. With input from relevant stakeholders and executive leadership, we regularly review and update Apple's code and related policies to ensure they provide clear, actionable guidance to our employees, executive officers, and directors.

Communications with the Board

Any matter intended for the Board, or for any individual member of the Board, should be directed to Apple's Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA, with a request to forward the communication to the intended recipient. In general, any shareholder communication delivered to Apple for forwarding to Board members will be forwarded in accordance with the shareholder's instructions. Apple reserves the right to not forward to Board members any abusive, threatening, or otherwise inappropriate materials.







Directors

Board Composition and Refreshment

Board Composition

Apple's Board consists of a diverse group of highly qualified leaders in their respective fields. All of our directors have senior leadership experience at large domestic or multinational companies. In these positions, they have gained significant and diverse management experience, including in the areas of strategic and financial planning, public company financial reporting, compliance, risk management, and leadership development. They also have in-depth public company experience serving as executive officers, or on boards of directors and board committees, and a robust understanding of corporate governance practices and trends. In addition, many of our directors have experience as directors or trustees of significant academic, research, nonprofit, and philanthropic institutions, and bring unique perspectives to the Board.

The Board and the Nominating Committee believe the skills, qualities, attributes, and experiences of our directors provide Apple with business acumen and a diverse range of perspectives to effectively address Apple's evolving needs, oversee senior management in the competent and ethical operation of Apple, and represent the best interests of Apple's shareholders.

The Board considers its composition and refreshment in the context of Apple's long-term strategic goals and seeks to thoughtfully manage the pace of change and refreshment of its members over time. Since 2021, the Board has added two new members, Monica Lozano and Alex Gorsky, and this year has nominated Wanda Austin for election at our 2024 Annual Meeting.

The Board has adopted a policy that directors generally may not stand for reelection after attaining age 75. After years of dedicated and valuable service, James Bell and Al Gore will be retiring from the Board effective as of the 2024 Annual Meeting, having reached the age of 75. In consideration of the significant recent transitions in board composition and the value of retaining directors who have developed deep insights into the Company during their tenure, the Board determined that it would be in the best interests of Apple and its shareholders to ask Ron Sugar to stand for re-election at the 2024 Annual Meeting, although he has attained the age of 75. As Chair of the Audit Committee, Dr. Sugar has a significant technical and leadership role on the Board, which the Board took into consideration in its succession planning. Dr. Sugar also brings to the Board executive leadership experience as a former chairman and chief executive officer of a large international public company, financial expertise as a former chief financial officer, experience in worldwide operations, understanding of advanced technology, experience with government relations and public policy, and a global business perspective from his tenure at global companies and his service on other boards.

New for 2023

Refreshment Highlight	Our Board regularly reviews Board succession planning to maintain the diverse skills, qualities, attributes, and experiences that effectively address the Company's evolving needs and represent the best interests of Apple's shareholders. The Board has nominated Wanda Austin for election at our 2024 Annual Meeting. Dr. Austin brings to the Board executive leadership experience through her service as president and chief executive officer of a large research and development organization, significant expertise in advanced technology and innovation, experience with government relations and public policy, and a global business perspective from her service on other boards.



Director Selection and Evaluation

The Nominating Committee oversees board succession planning and recruitment of potential candidates. The Nominating Committee considers candidates who are recommended by its members, by other Board members, by shareholders, and by management, as well as those identified by third-party search firms retained to assist in identifying and evaluating possible candidates. In evaluating potential nominees to the Board, the Nominating Committee considers, among other things: independence, character, ability to exercise sound judgment, demonstrated leadership, ability and willingness to commit sufficient time to the Board, and relevant skills and experience in the context of the Board's evolving needs. The Nominating Committee also considers the diversity of the Board overall with respect to age, disability, gender identity or expression, ethnicity, military veteran status, national origin, race, religion, sexual orientation, and other backgrounds and experiences. The Nominating Committee is committed to actively seeking out, and will instruct any search firm it engages to identify, individuals who will contribute to the overall diversity of the Board to be included in the pool of candidates from which nominees to the Board are selected. 63% of nominees self-identify as women or members of an underrepresented community, and 50% of Board leadership positions are held by women. The Board monitors the mix of skills and experience of its directors to help ensure it has the necessary tools to perform its oversight function effectively. The Nominating Committee, with the assistance of an outside search firm, and input from our independent directors, Chair of the Board, and CEO, identified Wanda Austin as a potential candidate and recommended her to the Board.

Our Corporate Governance Guidelines require an annual review by the Nominating Committee of each director's various time commitments, including their primary occupation, service on other public company boards and board committees, leadership positions on other boards, as well as service with private company boards and non-profit organizations. Following its review in 2023, the Nominating Committee has determined that, in its view, no director currently has time commitments that would prevent them from properly discharging their duties as directors.

The Nominating Committee evaluates candidates recommended by shareholders using the same criteria it applies to evaluate other candidates. Shareholders who wish to recommend a director candidate should submit the candidate's name and background information in writing to our Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA. In addition, the proxy access provisions in our bylaws provide that a shareholder, or a group of up to 20 shareholders, owning at least 3% of our outstanding shares continuously for at least three years, may nominate director nominees constituting up to 20% of Apple's Board for inclusion in our proxy statement. Nominating shareholders and nominees must satisfy the requirements set forth in our bylaws, which can be found at investor.apple.com/leadership-and-governance. Any notice of director nomination submitted to Apple other than through proxy access must include the additional information required by Rule 14a-19(b) under the Exchange Act.

The Nominating Committee has evaluated and recommended to the full Board each of the nominees named in this Proxy Statement for election to the Board.



Nominees for Election

The following biographical disclosures only include information regarding nominees for election or reelection at the Annual Meeting. After years of dedicated and valuable service, James Bell and Al Gore will not stand for reelection at the Annual Meeting and are not represented in the following biographical disclosures. Wanda Austin has been nominated for election to the Board effective as of the Annual Meeting.

The following matrix highlights the mix of key skills, qualities, attributes, and experiences of the nominees that, among other factors, led the Board and the Nominating Committee to recommend these nominees for election to the Board. The matrix is intended to depict notable areas of focus for each director, and not having a mark does not mean that a particular director does not possess that qualification or skill. Nominees have developed competencies in these skills through education, direct experience, and oversight responsibilities. The demographic information presented below is based on voluntary self-identification by each nominee. Additional biographical information on each nominee is set out starting on page 34.

Nominee Skills and Demographic Matrix

	Levinson	Cook	Austin	Gorsky	Jung	Lozano	Sugar	Wagner
Core								
Leadership	●	●	●	●	●	●	●	●
Corporate Governance	●	●	●	●	●	●	●	●
Risk Management	●	●	●	●	●	●	●	●
Financial	●	●	●	●	●	●	●	●
Strategic								
People and Culture	●	●	●	●	●	●	●	●
Global Business and Operations	●	●	●	●	●		●	●
Innovation and Technology	●	●	●	●		●	●	●
Brand and Marketing	●	●		●	●	●		●
Privacy and Security		●					●	
Public Policy and Government			●			●		
Environment and Climate					●			
Identity								
Gender Expression	Male	Male	Female	Male	Female	Female	Male	Female
LGBTQ+	No	Yes	No	No	No	No	No	No
Race/Ethnicity	White	White	African American	White	Asian	Latino	White	White
Veteran	No	No	No	Yes	No	No	No	No



Core Skills

Leadership

Experience from serving in a significant leadership position, including as a chief executive officer, chief financial officer, or other senior leadership role, equips directors with valuable insight into organizational behavior and processes and a deep understanding of the various aspects of modern organizations, including strategic planning, financial reporting, compliance, values, and culture.

Corporate Governance

Experience on public company boards promotes an understanding of the dynamics and operation of a corporate board and its relationship with the chief executive officer and other senior management, as well as deep knowledge of corporate governance practices and policies and an appreciation of how they can impact the Company.

Risk Management

Experience identifying, managing, or mitigating risks develops a director's ability to appreciate, anticipate, and effectively oversee the Company's risk management.

Financial

Knowledge of financial markets, financing, and financial reporting processes helps our directors understand and oversee our financial position, results of operations, and related financial reporting, as well as our broader financing activities and capital structure.

Strategic Skills

People and Culture

Because Apple operates in a very competitive talent market, directors with experience managing people and teams, including recruitment, retention, development, compensation, and incentivization of key talent, provide strategic value in overseeing our efforts to recruit, retain, and develop our people and teams and in determining compensation for our CEO and other senior executives.

Global Business and Operations

Experience in global business and operations, including exposure to global business cultures, consumer preferences, and economic, regulatory, and political conditions, helps directors oversee Apple's global footprint and complex supply chain.

Innovation and Technology

Directors with an understanding of innovation and technology, including through experience in technology-related businesses or driving scientific innovation, are strategically equipped to oversee Apple's innovation-focused product and services roadmap.

Brand and Marketing

Experience with the marketing and branding of products, building brand awareness, and enhancing corporate reputation can help directors successfully guide and advise management, and oversee related efforts.

Privacy and Security

At Apple, we believe privacy is a fundamental human right. Directors with expertise in information security, data privacy, and cybersecurity are uniquely qualified to oversee our product and services roadmap as well as privacy and cybersecurity risks.

Public Policy and Government

Experience in government relations, regulatory matters, or regulated industries provides a valuable perspective as Apple operates in an increasingly regulated global environment.

Environment and Climate

At Apple, we believe business can and should be a force for good. Directors with experience leading efforts to mitigate climate change and other environmental impacts are well qualified to oversee our environmental programs and product development.





Art Levinson
Chair of the Board

Director since 2000
People and Compensation Committee

Key Skills and Qualifications

Art Levinson brings to the Board executive leadership experience, including through his service as a chairman and chief executive officer of a large international public company, along with extensive financial expertise and brand marketing experience. Through his experiences at biotechnology and pharmaceutical companies, he also brings significant expertise in the health sector and technology and innovation.

Career Highlights

Dr. Levinson, 73, has served as the Chief Executive Officer of Calico, a company focused on health, aging, and well-being, since September 2013.

Dr. Levinson previously served as Chief Executive Officer of Genentech, Inc., a medical drug developer, from July 1995 to April 2009, and served as Genentech's Chairman from September 1999 to September 2014.

Dr. Levinson also serves on the Board of Directors of the Broad Institute of MIT and Harvard and on the Board of Scientific Consultants at the Memorial Sloan Kettering Cancer Center.

Dr. Levinson was awarded the National Medal of Technology and Innovation, the nation's highest honor for achievement and leadership in advancing the fields of science and technology, and the Biotechnology Heritage Award from the Biotechnology Industry Organization and the Chemical Heritage Foundation. Dr. Levinson has been inducted into the Biotech Hall of Fame.

Other Public Company Boards:

None



Tim Cook

Chief Executive Officer
Director since 2011

Key Skills and Qualifications

Tim Cook brings to the Board extensive executive leadership experience in the technology industry, including the management of worldwide operations, sales, service, and support.

Career Highlights

Mr. Cook, 63, has served as Apple's Chief Executive Officer since 2011, having previously served as Apple's Chief Operating Officer from October 2005.

Mr. Cook joined Apple in March 1998 and served as Executive Vice President, Worldwide Sales and Operations from February 2002 to October 2005. From October 2000 to February 2002, Mr. Cook served as Senior Vice President, Worldwide Operations, Sales, Service and Support. From March 1998 to October 2000, Mr. Cook served as Senior Vice President, Worldwide Operations.

Mr. Cook serves on the Board of Directors of The National Football Foundation & College Hall of Fame, Inc., the Board of Trustees of Duke University, and on the Leadership Council for the Malala Fund, an international non-profit organization that advocates for girls' education.

Other Public Company Boards:

Current: NIKE, Inc.





Wanda Austin

Nominated for 2024

Key Skills and Qualifications

Wanda Austin brings to the Board executive leadership experience through her service as president and chief executive officer of a large research and development organization, significant expertise in advanced technology and innovation, experience with government relations and public policy, and a global business perspective from her service on other boards.

Career Highlights

Dr. Austin, 69, is the retired President and Chief Executive Officer of The Aerospace Corporation, an independent, non-profit organization performing objective technical analyses and assessments for a variety of government, civil, and commercial customers, operating the only federally funded research and development center committed exclusively to the space enterprise. Dr. Austin served in this role from January 2008 until October 2016. Dr. Austin joined The Aerospace Corporation in 1979, serving in various positions of increasing responsibility.

Dr. Austin is also a Member of the National Academy of Engineering and is a co-founder of MakingSpace, Inc., a leadership and science, technology, engineering, and mathematics (STEM) consulting firm. Dr. Austin was the Interim President of the University of Southern California from 2018 to 2019 and has also served on the Defense Policy Board from 2017 to 2019, the President's Council of Advisors on Science and Technology from 2015 to 2017, the Defense Science Board from 2009 to 2017, and the NASA Advisory Council from 2005 to 2007 and 2014 to 2016.

Other Public Company Boards:

Current: Amgen Inc.; Chevron Corporation
Within Last Five Years: Virgin Galactic Holdings, Inc.



Alex Gorsky

Director since 2021
People and Compensation Committee
Nominating Committee

Key Skills and Qualifications

Alex Gorsky brings to the Board executive leadership experience, as well as brand marketing expertise and extensive experience in the fields of health and technology through his service as a chairman and chief executive officer of a large international public company.

Career Highlights

Mr. Gorsky, 63, is the retired Chief Executive Officer and Executive Chairman of Johnson & Johnson, a global healthcare products company. Mr. Gorsky served as Executive Chairman from January 2022 to January 2023, having previously served as CEO from April 2012 and Chair of the Board from December 2012.

Mr. Gorsky joined Johnson & Johnson in 1988, serving in various positions of increasing responsibility. In 2004, Mr. Gorsky left Johnson & Johnson to join Novartis Pharmaceuticals Corporation, where he served as head of its pharmaceutical business in North America, before returning to Johnson & Johnson in 2008.

Mr. Gorsky serves on the boards of the Travis Manion Foundation, a non-profit organization that empowers veterans to develop character in future generations, and the National Academy Foundation, a non-profit organization that supports career academies within traditional high schools, and on the Board of Advisors of The Wharton School. Mr. Gorsky is the recipient of the Robert F. Kennedy Human Rights Ripple of Hope Award, and the Prix Galien Roy Vagelos Pro Bono Humanum Award.

Other Public Company Boards:

Current: International Business Machines Corporation; JPMorgan Chase & Co.
Within Last Five Years: Johnson & Johnson





Andrea Jung

Director since 2008
People and Compensation Committee (Chair)
Nominating Committee

Key Skills and Qualifications

Andrea Jung brings to the Board executive leadership experience, a global business perspective, and extensive brand marketing and consumer products experience, including through her service as a chair and chief executive officer of a large international public company, and her service on other boards.

Career Highlights

Ms. Jung, 65, has served as the President and Chief Executive Officer and a member of the Board of Grameen America LLC, a nonprofit microfinance organization helping women who live in poverty build small businesses, since April 2014.

Ms. Jung previously served as Executive Chairman of Avon Products, Inc., a personal care products company, from April 2012 to December 2012, and as Chairman of the Board of Avon from September 2001 to April 2012. Ms. Jung served as Chief Executive Officer of Avon from November 1999 to April 2012, and served as a member of Avon's Board from January 1998 to December 2012.

Ms. Jung also serves on the Board of Rockefeller Capital Management.

Other Public Company Boards:
Current: Unilever PLC; Wayfair Inc.
Within Last Five Years: Unilever N.V.



Monica Lozano

Director since 2021
Audit Committee

Key Skills and Qualifications

Monica Lozano brings to the Board executive leadership experience, and experience in operations, strategic planning, media and marketing, including through her service as a board chair and chief executive officer, and a global business perspective from her service on other boards.

Career Highlights

Ms. Lozano, 67, is the retired President and Chief Executive Officer of the College Futures Foundation, a charitable foundation working to increase the rate of college graduation for low-income California students. Ms. Lozano served in this role from December 2017 to August 2022. Ms. Lozano also co-founded The Aspen Institute Latinos and Society Program and served as Chair of its Advisory Board from January 2015 to October 2019. Her career in media spanned more than 30 years, including as Chair of the Board of Directors of U.S. Hispanic Media, Inc., the parent company of ImpreMedia, a national Hispanic news and information company, from June 2014 to January 2016, and as Chair of ImpreMedia from July 2012 to January 2016 and Chief Executive Officer from May 2010 to May 2014. She also served as Publisher of La Opinión from 2004 to May 2014 and Chief Executive Officer from 2004 to July 2012.

Ms. Lozano chairs the Board of the Weingart Foundation, a private grantmaking foundation advancing racial, social, and economic justice in Southern California, and is a Member of the American Academy of Arts and Sciences.

Other Public Company Boards:
Current: Bank of America Corporation; Target Corporation





Ron Sugar

Director since 2010
Audit Committee (Chair)

Key Skills and Qualifications

Ron Sugar brings to the Board executive leadership experience as a chairman and chief executive officer of a large international public company, financial expertise as a former chief financial officer, experience in worldwide operations, understanding of advanced technology, experience with government relations and public policy, and a global business perspective from his tenure at global companies and his service on other boards.

Career Highlights

Dr. Sugar, 75, is the retired Chairman and Chief Executive Officer of Northrop Grumman Corporation, a global security company. Dr. Sugar served in this role from April 2003 to June 2010 and served as President and Chief Operating Officer from 2001 to 2003. Before joining Northrop Grumman, he held executive positions at Litton Industries and TRW Inc., where he served as Chief Financial Officer.

Dr. Sugar is also a Member of the National Academy of Engineering and serves on the Board of Trustees of the University of Southern California and on the Board of the Los Angeles Philharmonic Association. Dr. Sugar was elected as a member of the National Academy of Engineering for major contributions to advanced space communication systems and leadership in aerospace innovation.

Other Public Company Boards:

Current: Amgen Inc.; Uber Technologies, Inc.
Within Last Five Years: Air Lease Corporation; Chevron Corporation



Sue Wagner

Director since 2014
Nominating Committee (Chair)
Audit Committee

Key Skills and Qualifications

Sue Wagner brings to the Board operational experience and a global business perspective, including through her service as chief operating officer of a large multinational public company, as well as her service on other boards. Ms. Wagner also brings extensive financial expertise and experience in the highly regulated financial services industry.

Career Highlights

Ms. Wagner, 62, is a co-founder of BlackRock, Inc., an asset management company. Ms. Wagner served as BlackRock's Vice Chair from January 2006 until her retirement in July 2012, and also served as a member of BlackRock's Global Executive Committee and Global Operating Committee. During her tenure at BlackRock, Ms. Wagner served as BlackRock's Chief Operating Officer and Head of Corporate Strategy, and led the alternative investments and international client businesses.

Ms. Wagner also serves on the Board of Directors of Color Health, Inc., a privately held health technology company.

Other Public Company Boards:

Current: BlackRock, Inc.; Samsara Inc.
Within Last Five Years: Swiss Re



Compensation of Directors

Members of the Board who are not Apple employees ("Non-Employee Directors") receive compensation for their service on the Board. As an Apple employee, Mr. Cook, our CEO, does not receive compensation for his service on the Board. The People and Compensation Committee annually reviews the total compensation of our Non-Employee Directors and each element of our Non-Employee Director compensation program. As part of this process, the People and Compensation Committee evaluates market data provided by its independent compensation consultant, Pay Governance LLC ("Pay Governance"), and makes a recommendation to the Board. The Board determines the form and amount of Non-Employee Director compensation after reviewing the People and Compensation Committee's recommendation. The Apple Inc. Non-Employee Director Stock Plan (the "Director Stock Plan") provides for an annual limit of $1.5 million for all compensation paid or granted to a Non-Employee Director.

Cash Retainers

Our Non-Employee Directors receive an annual cash retainer of $100,000. In 2023, Pay Governance recommended to the People and Compensation Committee an annual increase of $10,000 to the cash retainer received by each of our chairs, with the first installment paid with the September 2023 quarterly installment. The People and Compensation Committee recommended, and the Board approved, the increase. In 2023, the Chair of the Board, Dr. Levinson, received an additional cash retainer of $175,000; the Chair of the Audit Committee, Dr. Sugar, received an additional cash retainer of $37,500; the Chair of the People and Compensation Committee, Ms. Jung, received an additional cash retainer of $32,500; and the Chair of the Nominating Committee, Ms. Wagner, received an additional cash retainer of $27,500. All retainers are paid in quarterly installments.

Equity-Based Awards

A substantial portion of each Non-Employee Director's annual retainer is in the form of equity awards. Under the Director Stock Plan, Non-Employee Directors are granted restricted stock units ("RSUs") on the date of each annual meeting of shareholders (each, an "Annual Director Award"). All Annual Director Awards vest on February 1 of the following year, subject to continued service on the Board through the vesting date. For 2023, the number of RSUs underlying each Annual Director Award was 1,852, which was determined by dividing $275,000 by the per share closing price of Apple's common stock on the date of grant.

A Non-Employee Director who is newly appointed to the Board other than in connection with an annual meeting of shareholders will receive a grant of RSUs upon appointment (an "Initial Director Award"), except that a Non-Employee Director who first joins the Board on or after February 1 of a particular year and prior to the annual meeting for that year, or a director who was an employee of Apple immediately prior to first becoming a Non-Employee Director, will not receive an Initial Director Award. The number of RSUs subject to each Initial Director Award is determined in the same manner as described above for Annual Director Awards, but the award is pro-rated based on the portion of the vesting period that has passed since the last annual meeting. Initial Director Awards are scheduled to vest on the next February 1 following the grant of the award.

Each RSU award granted under the Director Stock Plan is credited with an amount equal to any ordinary dividend paid by Apple, multiplied by the total number of RSUs subject to the award that are outstanding immediately prior to the record date for the dividend. The amounts credited to each RSU are referred to as "dividend equivalents." Any dividend equivalents credited to RSUs granted under the Director Stock Plan will be subject to the same vesting, payment, and other terms and conditions as the RSUs to which the dividend equivalents relate. The dividend equivalents are meant to treat the RSU award holders consistently with shareholders.

Equipment and Other Business-Related Programs

Apple has an equipment program for the Board under which each Non-Employee Director is eligible to receive, upon request and free of charge, one of each new product introduced by Apple, and is eligible to purchase additional equipment at a discount. Each Non-Employee Director is also eligible to participate in Apple's matching gifts program to the same extent as Apple employees.



Deferred Compensation Plan

We maintain the Apple Inc. Deferred Compensation Plan (the "Deferred Compensation Plan"), under which eligible participants, including our Non-Employee Directors, may elect to defer a portion of their eligible compensation, subject to the terms of the Deferred Compensation Plan. The Deferred Compensation Plan is unfunded and unsecured. We do not provide any matching contributions under the Deferred Compensation Plan or allow for deferral of RSUs. In 2023, Ms. Lozano participated in the Deferred Compensation Plan and deferred a portion of her annual cash retainer. None of our other Non-Employee Directors deferred compensation under the Deferred Compensation Plan in 2023.

Stock Ownership Guidelines

Apple has stock ownership guidelines for our CEO, executive officers, and Non-Employee Directors. Under the guidelines, each Non-Employee Director is expected, within five years after joining the Board, to own shares of Apple's common stock that have a value equal to five times their annual cash retainer for serving as a director. Shares may be owned directly by the individual, owned jointly with, or separately by, the individual's spouse, or held in trust for the benefit of the individual, the individual's spouse, or the individual's children. Other than Mr. Gorsky, who joined the Board in calendar year 2021, each Non-Employee Director currently owns shares of Apple's common stock that have a value at least equal to five times their annual cash retainer.

Director Compensation—2023

The following table shows information regarding the compensation earned or paid during 2023 to Non-Employee Directors who served on the Board during the year. Mr. Cook's compensation is shown in the table entitled "Summary Compensation Table—2023, 2022, and 2021" and the related tables under the section entitled "Executive Compensation."

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
James Bell	100,000	275,022	5,529	380,551
Al Gore	100,000	275,022	1,872	376,894
Alex Gorsky	100,000	275,022	2,021	377,043
Andrea Jung	132,500	275,022	6,909	413,431
Art Levinson	275,000	275,022	5,254	555,276
Monica Lozano	100,000[3]	275,022	2,880	377,902
Ron Sugar	137,500	275,022	14,328	426,850
Sue Wagner	127,500	275,022	4,000	406,522

(1) In accordance with SEC rules, the amounts shown reflect the aggregate grant date fair value of stock awards granted to Non-Employee Directors during 2023, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC 718"). The grant date fair value for RSUs is measured based on the closing price of Apple's common stock on the date of grant. Each Non-Employee Director serving on the Board on March 10, 2023 received an Annual Director Award of 1,852 RSUs with a grant date fair value for each RSU of $148.50. Each Non-Employee Director serving on the Board as of September 30, 2023 held 1,852 unvested RSUs.

(2) The amounts shown reflect the value of one or more products received under the Board's equipment program during the fiscal year. The amounts also include matching charitable contributions under Apple's matching gifts program for Ms. Jung of $5,000 and Dr. Sugar of $10,000.

(3) Ms. Lozano participated in the Deferred Compensation Plan and deferred $12,500 of her 2023 annual cash retainer. The Deferred Compensation Plan does not provide for above-market or preferential earnings.






Executive Officers



Kate Adams

Senior Vice President, General Counsel and Secretary

Ms. Adams, 59, oversees all legal matters, including corporate governance, intellectual property, litigation, compliance, global security, and privacy.

Kate joined Apple as General Counsel in November 2017. Prior to joining Apple, Kate served as General Counsel of Honeywell International Inc., a diversified technology and manufacturing company, from September 2008. Prior to joining Honeywell in 2003, Kate was a partner at the law firm of Sidley Austin LLP.

Luca Maestri

Senior Vice President, Chief Financial Officer

Mr. Maestri, 60, oversees Apple's accounting, business support, financial planning and analysis, treasury, real estate, investor relations, internal audit, and tax functions.

Luca joined Apple in March 2013 and assumed his current position in May 2014, after previously serving as Apple's Vice President and Corporate Controller. Prior to joining Apple, Luca was Executive Vice President, Chief Financial Officer of Xerox Corporation, a business services and technology company, from February 2011 to February 2013; Chief Financial Officer at Nokia Siemens Networks; and had a 20-year career with General Motors Corporation, including serving as Chief Financial Officer of GM Europe and GM Brazil.

Deirdre O'Brien

Senior Vice President, Retail

Ms. O'Brien, 57, oversees Apple's retail stores and online teams. As the leader of Apple's retail teams, Deirdre supports their work to enrich the lives of millions of Apple customers every year.

Deirdre joined Apple in July 1988 and assumed her role as Senior Vice President, Retail in May 2023, after previously serving as Apple's Senior Vice President, Retail + People from February 2019. Deirdre's previous positions with Apple include Vice President, People and Vice President, Operations.

Jeff Williams

Chief Operating Officer

Mr. Williams, 60, oversees Apple's entire worldwide operations, as well as customer service and support. He leads Apple's renowned design team and the software and hardware engineering for Apple Watch. Jeff also drives the Company's health initiatives.

Jeff joined Apple in June 1998 and assumed his current position in December 2015. Jeff's previous positions with Apple include Senior Vice President, Operations and Head of Worldwide Procurement. Prior to joining Apple, Jeff worked in a number of operations and engineering roles at IBM from 1985 to 1998.



Executive Compensation



"Apple's leadership plays a key role in fostering a culture of collaboration — driving innovation and charting a course for the future."





Andrea Jung (Chair)



Al Gore



Alex Gorsky



Art Levinson

Message from the
People and Compensation Committee

Dear Fellow Shareholders,

On behalf of Apple's Board of Directors, we want to thank you for your investment in our Company — and for your continued support for its people, its leadership, and the values that guide it.

Apple is a company where people come together to do the best work of their lives. Behind every innovation, there are so many talented teams who collaborate to create incredible products and services for Apple users around the world. And following the expansion of our charter in 2023, the People and Compensation Committee will do even more to support Apple's teams — including oversight of our investments in employee engagement, inclusion and diversity, talent recruitment, development, and retention.

Of course, Apple's leadership plays a key role in fostering a culture of collaboration — driving innovation and charting a course for the future. Our executive compensation program aims to reflect these important contributions, from leaders whose vision is so essential to Apple's continued success. It also reflects feedback from our shareholders — which is an important consideration every year as we evaluate the compensation of our executive officers.

That includes our Chief Executive Officer — Tim Cook — whose outstanding leadership has been crucial to Apple's success and its enduring track record of innovation. Tim continues to distinguish himself as a responsible, thoughtful, and visionary leader guiding Apple. Under his leadership, the company continues to empower people with innovative technology, while staying true to the values and the spirit of ingenuity that have long guided its work, and over the past three years, Apple's total shareholder return is more than 55% — nearly 20% above the S&P 500.

As a committee, we have a responsibility to ensure that the compensation of our CEO reflects the success of our Company and the excellence of its leadership. Last year, our committee shared its intention to set Tim's compensation between the 80th and 90th percentiles of target CEO pay at our primary peer companies, and 89% of votes cast on the Say on Pay proposal at the 2023 Annual Meeting were in favor of Apple's executive compensation program. We believe positioning Tim's compensation at this level is responsive to shareholder feedback and appropriate given Apple's relative size and scope compared to our peer companies.

As we look ahead, we're grateful to our community of shareholders for their engagement, which will continue to shape the future of our executive compensation program. And together, we'll continue to support the success of Apple's teams, its leaders, and its vital work to create technology that empowers people and enriches their lives.

Sincerely,

Andrea Jung   Al Gore   Alex Gorsky   Art Levinson



Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") explains the guiding principles, policies, and practices upon which our executive compensation program is based, and the 2023 compensation paid to our named executive officers.

Summary of 2023 Named Executive Officer Compensation

Motivating and retaining a talented and experienced leadership team is a key factor in Apple's long-term success. We have a consistent and effective executive compensation program that incorporates sound policies and best practices. We also believe that the compensation of our named executive officers should reflect the strength of our financial results and our commitment to values-driven leadership. The compensation paid to our executive officers in 2023 aligns with the continued strength of our financial results in an uneven macroeconomic environment and the significant progress made across our core values and key community initiatives.

The vast majority of our named executive officers' compensation is delivered through long-term equity awards. The performance-based equity awards that vested in 2023 reflected Apple's exceptional stock price performance for the three fiscal year period from the start of 2020 through the end of 2022. Apple's total shareholder return relative to other companies in the S&P 500 ("Relative TSR") was at the 98th percentile for this performance period. As a result, in 2023 each of our named executive officers, other than Mr. Cook who did not have a performance-based RSU award scheduled to vest in 2023, vested in the maximum number of performance-based RSUs.

> ### Our 2023 Named Executive Officers
>
> **Tim Cook**
> Chief Executive Officer
>
> **Luca Maestri**
> Senior Vice President,
> Chief Financial Officer
>
> **Kate Adams**
> Senior Vice President,
> General Counsel and Secretary
>
> **Deirdre O'Brien**
> Senior Vice President, Retail
>
> **Jeff Williams**
> Chief Operating Officer

For 2023, we reported net sales of $383.3 billion and operating income results of $114.3 billion. Each of our named executive officers also received a 2023 cash incentive award based on the achievement of annual net sales and operating income performance goals and progress made in furtherance of Apple's values and key community initiatives. Achievement against the net sales and operating income performance goals resulted in a payout opportunity of 166.1%. The People and Compensation Committee also recognized the significant results delivered and progress made in 2023 in furtherance of our values and key community initiatives and applied a 7.5% modifier to the payout opportunity for a final Cash Incentive Plan payout of 178.6% of target for each of our named executive officers.

Say on Pay Advisory Vote Results

Following the 2022 Annual Meeting, Apple engaged with a significant number of our largest shareholders to discuss their perspectives with respect to our executive compensation program and CEO pay. The People and Compensation Committee balanced shareholder feedback, Apple's exceptional performance, and a recommendation from Mr. Cook to adjust his compensation in light of the feedback received and made significant changes that are reflected in the amount and structure of Mr. Cook's 2023 compensation. 89% of votes cast on the Say on Pay advisory proposal at the 2023 Annual Meeting were in favor of our executive compensation program. We believe the 2023 Say on Pay advisory vote reflects the expanded shareholder engagement efforts, and the positive shareholder response to the overall structure of our executive compensation program and the changes to Mr. Cook's 2023 total target compensation. Mr. Cook's 2023 total target compensation is further described in "CEO Compensation," below.



Executive Compensation Policies and Practices

We are committed to sound executive compensation policies and practices, as highlighted in the following table.

Prohibition on hedging, pledging, and short sales	We prohibit short sales, transactions in derivatives, hedging, and pledging of Apple securities by our named executive officers.
Stock ownership guidelines	We have robust stock ownership guidelines for our named executive officers, including a ten times annual base salary requirement for our CEO.
Compensation recoupment	We have recoupment provisions that comply with the new SEC rules and Nasdaq Listing Standards for our Section 16 officers for the recovery of any erroneously awarded performance-based incentive compensation. We also maintain a discretionary recoupment policy applicable to our named executive officers and our broader executive team that allows for recovery of annual cash incentives, equity awards, or other amounts that may be paid with respect to awards in certain events, including for certain acts of misconduct by our named executive officers.
No repricing	We do not allow repricing of stock options without shareholder approval.
No tax gross-ups on perquisites	We do not provide tax gross-ups for the limited types of perquisites provided to our named executive officers. For security and efficiency purposes, Mr. Cook is required by the Board to use private aircraft for all business and personal travel and is provided personal security services.
No change of control payments	We do not provide change of control payments or gross-ups of related excise taxes.
Vesting requirements for dividend equivalents	Dividend equivalents will not be paid unless the vesting and performance conditions for the underlying equity award are met.
At-will employment	We employ our named executive officers at-will; our named executive officers do not have employment contracts.
No pension or other supplemental benefits	We do not provide pension, supplemental executive health or insurance benefits.
Annual compensation risk assessment	The People and Compensation Committee oversees an annual risk assessment of our compensation program.
Independent compensation consultant	The People and Compensation Committee directly retains an independent compensation consultant that performs no services for Apple other than services for the People and Compensation Committee.



Guiding Compensation Principles

Our executive compensation program is designed to motivate and reward outstanding performance, retain strong leadership, and promote teamwork in a straightforward and effective way. Our clear guiding principles and sound compensation policies and practices align the pay of our named executive officers with Company performance, taking into consideration the size, scope, and success of Apple's business.

Team-Based Approach

We apply a unique team-based approach to the compensation of our named executive officers to emphasize their shared responsibility for Apple's overall success. This approach recognizes the exceptional experience, leadership, and value each of our named executive officers contributes to Apple's leadership team, with CEO compensation awarded at a higher level to reflect the additional scope and complexity of that role.

Performance Expectations

The vast majority of our executive pay is tied to performance to ensure alignment with the long-term interests of shareholders. We establish clear, quantitative financial goals and values-driven performance expectations for our named executive officers each year that focus on Apple's overall success.

Emphasis on Long-Term Equity Awards

We emphasize long-term performance, retention, and alignment between the interests of our named executive officers and those of our shareholders by significantly weighting our named executive officers' compensation towards long-term equity awards. Performance-based RSUs reward long-term out-performance relative to other companies. Time-based RSUs are also an important component of long-term equity awards because they promote stability and retention of an exceptional leadership team.

Executive Compensation Decision-Making Process

Setting appropriate compensation for our named executive officers is a core responsibility of the People and Compensation Committee. The People and Compensation Committee consists entirely of independent directors who review and approve the compensation of Apple's named executive officers each year. It also administers Apple's employee equity compensation plans. The People and Compensation Committee may delegate its authority under its charter to Apple's officers or employees, or any of its individual members, except to the extent otherwise prohibited by applicable law, or SEC or Nasdaq rules. The People and Compensation Committee's authority to grant equity awards or to take any other action with respect to equity awards (other than the performance of ministerial duties) may not be delegated to Apple's management or others.

The People and Compensation Committee reviews Apple's executive compensation program each year and considers a variety of factors in setting total target compensation values and structure, including shareholder interests; the size, scope, and success of Apple; the scope of its business; evolving compensation trends; and Apple's financial goals. It also evaluates shareholder feedback, as well as the views of its independent compensation consultant and management. However, the People and Compensation Committee makes final decisions regarding the compensation granted to our named executive officers based on our guiding compensation principles noted above and makes changes to our executive compensation program based on its own business judgment.

People and Compensation Committee Priorities when Setting Executive Compensation

- Managing Apple for the long-term
- Aligning pay with performance
- Retaining exceptional, values-driven leaders
- Responding to shareholders' interests and feedback
- Maintaining Apple's unique team-based approach



The Role of the Compensation Consultant

The People and Compensation Committee selects and retains the services of its own independent compensation consultant and annually reviews the consultant's performance. As part of the review process, the People and Compensation Committee considers the independence of the consultant in accordance with SEC and Nasdaq rules.

During 2023, the People and Compensation Committee's independent compensation consultant, Pay Governance, provided no services to Apple other than services for the People and Compensation Committee, and worked with Apple's management, as directed by the People and Compensation Committee, only on matters for which the People and Compensation Committee is responsible. At the People and Compensation Committee's request, Pay Governance regularly attends the People and Compensation Committee meetings. Pay Governance also communicates with the members of the People and Compensation Committee outside committee meetings regarding matters related to the People and Compensation Committee's responsibilities.

In 2023, the People and Compensation Committee generally sought input from Pay Governance on a range of external market factors related to Apple's compensation programs; CEO pay; recoupment policy amendments; shareholder engagement; environmental, social, and governance performance metrics; people policies; overall compensation program design; evolving compensation trends; appropriate market reference points; and market compensation data. Pay Governance also provided input regarding the amount and form of compensation for our CEO and other named executive officers.

The Role of Shareholders

Shareholders are provided the opportunity to cast an annual Say on Pay advisory vote on the compensation of our named executive officers. Shareholder feedback is an important part of the compensation-setting process, and Apple has a long history of proactively engaging with shareholders throughout the year to learn their perspectives on significant issues, including company performance and strategy, executive compensation, and environmental, social, and corporate governance matters. The People and Compensation Committee values the views of our shareholders as expressed through annual Say on Pay advisory votes, as well as the feedback received through our regular shareholder outreach and engagement process. Following the 2022 Annual Meeting, Apple engaged with a significant number of our largest shareholders to discuss their perspectives with respect to our executive compensation program and CEO pay.

What We Heard	Actions Taken in Response
• Request for more disclosure on Mr. Cook's compensation and the compensation setting process.	• Detail was provided in the 2023 Proxy Statement and in this CD&A about Mr. Cook's compensation and the compensation setting process.
• Concern over the amount of Mr. Cook's total target compensation and preference for reduced equity award values for future grants if equity awards will be granted annually.	• Mr. Cook's 2023 target total compensation is $49 million, a reduction of over 40% from his 2022 target total compensation. The People and Compensation Committee also intends to position Mr. Cook's annual target compensation between the 80th and 90th percentiles relative to our primary peer group for future years.
• Preference for a higher percentage of Mr. Cook's equity award to be performance-based.	• The portion of performance-based RSUs granted to Mr. Cook was increased from 50% to 75% of his 2023 target equity award and the portion of his performance-based RSUs will be at least 75% for future years.
• Preference for pro rata vesting of equity awards upon a termination of employment due to retirement.	• The 2023 time-based RSUs granted to Mr. Cook provide for pro-rata vesting if he retires and the People and Compensation Committee intends to maintain this structure for future years.

89% of votes cast on the Say on Pay advisory proposal at the 2023 Annual Meeting were in favor of our named executive compensation program. The People and Compensation Committee has and will continue to gather and consider shareholder feedback and the results of Say on Pay votes when setting compensation in the future.



Role of Peer Groups

The People and Compensation Committee reviews and approves the composition of a primary and a secondary peer group each year to serve as market reference points for compensation comparison purposes, to inform its decision-making process, and to set total target compensation levels that it believes are competitive and commensurate with Apple's relative size, scope, and success.

In connection with changes made to Mr. Cook's 2023 total target compensation, the People and Compensation Committee stated its intention to set Mr. Cook's total target compensation between the 80th and 90th percentiles relative to the CEO pay of our primary peer group companies for future years. To make this determination, the People and Compensation Committee will review with its independent compensation consultant the target annual total compensation opportunity provided to the CEOs in Apple's primary peer group using the then available public filings for each of the companies. Apple remains significantly larger than most other companies and the People and Compensation Committee does not otherwise set compensation components for its named executive officers to meet specific benchmarks as compared to peer companies.



Apple v. Peer Companies

$600
4X Median
Revenue
(billions)
$300
$0
Apple
$0
$1,500
$3,000
Market Capitalization
(billions)
12X Median
Primary Peer
Secondary Peer
Median Primary Peer-Revenue
Median Primary Peer-Market Capitalization

Revenue shown is based on the trailing 12 months revenue for Apple and each of our primary peers ending closest to our 2023 fiscal year-end. Market capitalization for our primary peers is the amount reported by Bloomberg L.P. as of September 29, 2023, the last trading day of 2023.

Our primary peer group consists of large U.S.-based, stand-alone, publicly traded companies in the technology, media, and internet services industries that, in the People and Compensation Committee's view, compete with Apple for talent. The threshold revenue and market capitalization requirements for a company to be considered for the primary peer group for 2023 were $20 billion and $100 billion, respectively at the time the 2023 peer group was set. Based on the above criteria, the People and Compensation Committee removed Charter Communications and IBM and added Mastercard Incorporated, Tesla, Inc. and Warner Bros. Discovery, Inc. to the primary peer group for 2023. The 2023 primary group includes Alphabet, Amazon, AT&T, Cisco, Comcast, Disney, Intel, Mastercard, Meta, Microsoft, Netflix, Oracle, Qualcomm, Salesforce, Tesla, Verizon, Visa, and Warner Bros. Discovery.

A secondary peer group of companies that have iconic brands or are industry or category leaders, rely on significant research and development, and innovation for growth, and require highly-skilled employees has been developed as an additional reference set, primarily to compare pay practices. The 2023 secondary peer group includes 3M, AbbVie, The Coca-Cola Company, Johnson & Johnson, Nike, PepsiCo, Pfizer, Procter & Gamble, Starbucks, and UnitedHealth Group.

As shown in the chart above, Apple remains considerably larger than the typical company in the primary peer group. Apple has approximately four times the revenue and approximately twelve times the market capitalization of the median peer companies in its primary peer group. Apple's size and scope with respect to its primary peer companies in terms of revenue and market capitalization supports our CEO's total target compensation positioning between the 80th to 90th percentile of CEO total target compensation at these companies.



The Role of the Chief Executive Officer

At the People and Compensation Committee's request, Mr. Cook provides input regarding the performance and compensation of the other named executive officers. The People and Compensation Committee considers Mr. Cook’s evaluation and his direct knowledge of each named executive officer’s performance and contributions when setting compensation. Mr. Cook is not present during People and Compensation Committee voting or deliberations regarding his own compensation.

Components of Named Executive Officer Compensation

The target total compensation of our named executive officers has three basic components: annual base salary, annual cash incentive, and long-term equity awards.



2023 Components of Total Target Compensation

CEO
6%
12%
82%
Long-Term Equity Awards
94%
Variable
NEOs
5%
9%
86%
Long-Term Equity Awards
95%
Variable
Salary
Annual Cash Incentive
Long-Term Equity Awards

Annual Base Salary

Base salary is a customary, fixed element of compensation intended to attract and retain executives. When setting the annual base salaries of our named executive officers, the People and Compensation Committee considers market data provided by its independent compensation consultant, and Apple’s financial performance and size relative to peer companies. The annual base salaries for our named executive officers did not change for 2023.

Annual Cash Incentive

Our annual cash incentive program is a performance-based, at-risk component of our named executive officers’ compensation. Cash incentive awards are granted under the Apple Inc. Executive Cash Incentive Plan (the "Cash Incentive Plan"). Variable payouts are designed to motivate our named executive officers to deliver strong annual financial results, while advancing Apple values and key community initiatives. The structure and payout opportunities under the Cash Incentive Plan did not change for 2023. Additional details regarding the Cash Incentive Plan for 2023 can be found below in the section entitled “Cash Incentive Plan- 2023 Financial Performance Measures and Payout Opportunities.”

Long-Term Equity Awards

We pay for performance and manage Apple for the long-term. Consistent with this approach and our guiding compensation principles, the vast majority of our named executive officers’ annual compensation is granted in the form of long-term equity incentives that emphasize long-term shareholder value creation and the retention of a strong executive leadership team through a mix of performance-based and time-based RSU awards. Additional details regarding these awards and the performance-based RSUs that vested in 2023 can be found below in the section entitled “2023 Long-Term Equity Awards and Results.”



Summary of CEO Compensation

The People and Compensation Committee evaluates our executive compensation program and the total target value of Mr. Cook's compensation prior to the start of each fiscal year. In determining the appropriate amount of each compensation component for 2023, the People and Compensation Committee considered numerous factors with the Board and its independent compensation consultant, including Mr. Cook's outstanding leadership, the immense scope and complexity of his role as Apple's CEO, the Board's confidence in his long-term strategic decisions, the Company's financial results delivered during 2022, and shareholder feedback. Balancing this feedback, Apple's exceptional performance, a desire to continue to create meaningful performance and retention incentives, and a recommendation from Mr. Cook to adjust his compensation in light of the feedback received, the People and Compensation Committee reduced his 2023 target equity award value while increasing the portion of performance-based RSUs granted to Mr. Cook from 50% to 75%. Given Apple's significantly larger size and scope, as compared to its primary peer companies, as well as Mr. Cook's history of delivering exceptional results, the People and Compensation Committee also intends to position his future total target compensation, commensurate with these factors, between the 80th and 90th percentiles of CEO total target compensation in our primary peer group.



Tim Cook

Chief Executive Officer

Role: 12 years

Apple Tenure: 25 years

2023 Total Target Compensation: $49 million

Base Salary: $3 million

Mr. Cook's base salary has remained the same since 2016

Cash Incentive Plan Opportunity: $6 million

Mr. Cook's target Cash Incentive Plan opportunity for 2023 remained at 200% of his base salary

Target Equity Award Value: $40 million
Award Mix: 75/25

Mr. Cook was granted an equity award with 75% of the equity award subject to performance-based vesting and 25% of the equity award subject to time-based vesting

CEO Equity Awards

Equity awards granted to Mr. Cook are intended to create meaningful equity incentives aligned with the long-term interests of our shareholders. The People and Compensation Committee recognizes the growth and success Mr. Cook has delivered to shareholders for more than a decade as CEO, and the impact of his leadership is evident in the Company's short-term and long-term success. The amount and structure of Mr. Cook's equity awards are intended to align with our philosophy of managing Apple for the long term and create incentives to drive continued success.

Mr. Cook's first RSU award as CEO in 2011 had a unique 10-year structure (the "2011 Award"). As the final vesting tranches of the 2011 Award approached, the People and Compensation Committee evaluated Mr. Cook's equity compensation structure in light of the rapid growth and unparalleled success that Apple had achieved under Mr. Cook's leadership. The People and Compensation Committee also considered the strong compensation structure and practices that had developed for our other named executive officers, and the differences that had developed between the structure of Mr. Cook's long-term equity incentives and the long-term equity incentives awarded to our other named executive officers annually since 2014. Taking these factors into consideration, Mr. Cook was granted an equity award in 2021 for the first time since he was promoted to CEO and a second award, identical in amount and structure, was granted for 2022.



In 2023, Mr. Cook was granted an equity award with a total target equity grant value of $40 million ("2023 Equity Award"), a reduction in value of almost 40% from his 2022 target equity grant value. The 2023 Equity Award was specifically designed to continue to align pay with performance and shareholder interests and recognize Mr. Cook's outstanding leadership. It was further designed to balance shareholder feedback, Apple's exceptional performance, a desire to continue to create meaningful performance and retention incentives, and a recommendation from Mr. Cook to adjust his compensation in light of the feedback received. The People and Compensation Committee also changed the mix of the 2023 Equity Award to increase the performance-based portion of the award from 50% to 75% and reduce the time-based portion of the award from 50% to 25%. The portion of his performance-based RSUs will also be at least 75% for future years. The People and Compensation Committee believes these changes are responsive to shareholder feedback and meet the other objectives it considered for Mr. Cook's compensation, as noted above.

Alignment with Shareholder Value Creation



+$2 trillion
market capitalization increase

1,402%
Apple

360%
S&P 500

8/24/2011

9/30/2023

Cumulative TSR, includes reinvestment of dividends

The majority of Mr. Cook's compensation has been delivered through long-term equity awards since his promotion to CEO in 2011. The equity awards he has received align with Apple's growth and success and the tremendous value delivered to our shareholders under his leadership. As of the end of 2023, Apple's Relative TSR increased approximately 1,402% during Mr. Cook's tenure as CEO, significantly outpacing the S&P 500 which increased approximately 360% over the same time period. Apple's market capitalization also grew by more than $2 trillion during Mr. Cook's tenure as CEO.

2024 CEO Total Target Compensation

When evaluating our executive compensation program and the total target value of Mr. Cook's compensation for 2024, the People and Compensation Committee considered Mr. Cook's continued exceptional performance as CEO, the Company's strong financial performance in an uneven macroeconomic environment, and shareholder feedback. Upon review of the relevant benchmark data with its independent compensation consultant the People and Compensation Committee increased the target value of Mr. Cook's equity award for 2024 to $50 million, which, along with his base salary and target Cash Incentive Plan award, positions his 2024 total target compensation within the 80th to 90th percentile of CEO pay at the companies in our primary peer group. The People and Compensation Committee maintained the same equity award structure and weightings with 75% of the equity award subject to performance-based vesting and 25% of the equity award subject to time-based vesting. No changes were made to the amount of Mr. Cook's base salary or the 2024 target payout opportunity under the Cash Incentive Plan.



Summary of Other Named Executive Officer Compensation

The total target compensation of our four other named executive officers similarly reflects the three basic components of our executive compensation program in a straightforward and effective way.

Taking into account individual and company performance, as well as shareholder feedback which has consistently confirmed support for the amount and structure of our other named executive officers' compensation, the People and Compensation Committee decided to maintain the same level of base salary, Cash Incentive Plan opportunity, and equity award value for each of our named executive officers for 2023. The People and Compensation Committee determined that the target compensation of our named executive officers remains competitive and continues to be commensurate with Apple's performance and significantly larger size and scope compared to other companies, and is appropriately aligned with our guiding principles and the scope of each named executive officer's role.



Luca Maestri

SVP, Chief Financial Officer

Role: 9 years

Apple Tenure: 10 years



Deirdre O'Brien

SVP, Retail

Role: 4 years

Apple Tenure: 35 years

2023 Total Target Compensation: $23 million

Base Salary: $1 million
The annual base salaries for our named executive officers did not change for 2023.

Cash Incentive Plan Opportunity: $2 million
Our named executive officers' target Cash Incentive Plan opportunity for 2023 remained unchanged at 200% of their base salary.

Target Equity Award Value: $20 million
Award Mix: 50/50
Our named executive officers were granted a balanced equity award, with 50% of the equity award subject to performance-based vesting and 50% subject to time-based vesting, to encourage long-term performance, retention, and alignment with shareholders' interests.



Kate Adams

SVP, General Counsel and Secretary

Role: 6 years

Apple Tenure: 6 years



Jeff Williams

Chief Operating Officer

Role: 8 years

Apple Tenure: 25 years

Additional details regarding our named executive officers' 2023 compensation can be found below in the sections entitled "Cash Incentive Plan- 2023 Financial Performance Measures and Payout Opportunities" and "2023 Long-Term Equity Awards and Results."



Cash Incentive Plan - 2023 Financial Performance Measures and Payout Opportunities

Our Cash Incentive Plan awards are designed to motivate and reward our named executive officers for delivering strong performance against annual financial goals and values-driven performance expectations. As in prior years, the People and Compensation Committee chose net sales and operating income, calculated in accordance with generally accepted accounting principles, as the financial performance measures for the 2023 Cash Incentive Plan awards. Net sales and operating income continue to reflect commonly recognized key measures of overall company performance and profitability and are drivers of shareholder value creation.

Payouts for our named executive officers under the Cash Incentive Plan are first determined quantitatively based on an equal weighting of the net sales and operating income performance measures. The target payout opportunity for each of the net sales and operating income performance measures is 100% of annual base salary for our named executive officers. Threshold performance results in a payout equal to 50% of target and maximum performance results in a payout equal to 200% of target for each of the performance measures. If the threshold goal is not achieved for a financial performance measure, there is no payout for that measure and the total payout opportunity for each financial performance measure is capped at 200%. Payouts for our named executive officers are linearly interpolated for achievement between goal levels.

The People and Compensation Committee primarily considers factors relevant to the current fiscal year when it sets the net sales and operating income goals for the annual Cash Incentive Plan awards because each year presents a unique set of challenges and business conditions for our executives to navigate. Financial results from prior years are used as a reference point, but the annual goals are set primarily to align pay with performance that reflects strong financial results commensurate with the projected business and economic conditions for the current fiscal year.

2023 Financial Performance Goals and Results



Net Sales

$383.3B
2023 Results

$350B — Threshold
$370B — **Target**
$395B — Maximum

Operating Income

$114.3B
2023 Results

$91.8B — Threshold
$104.1B — **Target**
$117B — Maximum

As part of its goal-setting process for 2023, the People and Compensation Committee considered the likelihood of a range of business scenarios that could impact net sales and operating income results for the year taking into account several factors. These factors included anticipated foreign currency headwinds, the ongoing uneven macroeconomic environment and the continuing effects of the prolonged uncertainty caused by the COVID-19 pandemic including, country-specific policies and lockdowns. Accordingly, the People and Compensation Committee determined that focusing on the underlying business performance was an appropriate method of evaluating the 2023 performance goals. The Committee believed that attaining similar underlying performance to 2022's record-breaking net sales and operating income results would require a high level of performance given these factors, and set the target goals at this level.

For 2023, the Company's total net sales decreased 3%. However, the weakness in foreign exchange relative to the US dollar accounted for more than the entire year-over-year decrease in total net sales. On an underlying basis, the company delivered strong performance in a challenging environment driven by all-time high revenue records in emerging markets, and we achieved an all-time revenue record in Services. The Company was also thoughtful and deliberate on spending while driving cost and gross margins improvements throughout the year. Overall, we reported net sales of $383.3 billion and operating income of $114.3 billion. These achievements resulted in 153.1% and 179.1% target payout opportunities, respectively, for an aggregate payout opportunity of 166.1% prior to application of the modifier described below.



Annual Assessment of Apple Values and Key Community Initiatives

We believe that our business can and should be a force for good. Achieving that takes innovation, collaboration, and a focus on serving others. It also means leading with our values in the technology we make, the way we make it, and how we treat people and the planet we all share. We're always working to leave the world better than we found it, and to create powerful tools that empower others to do the same. To support these ambitions, the Cash Incentive Plan includes a modifier based on our named executive officers' efforts to further our values and key community initiatives. After the People and Compensation Committee determines the preliminary payout opportunity based on our net sales and operating income performance measures, it may choose to apply a modifier to the preliminary payout opportunity of up to 10%, upwards or downwards, or determine not to make any adjustment at all. The Cash Incentive Plan award is subject to an overall cap on each of the named executive officers' payout of 200% of the total target payout opportunity, regardless of the results of the People and Compensation Committee's values assessment.

For 2023, the People and Compensation Committee reviewed with management an extensive scorecard for each Apple value and key community initiative to inform its overall values assessment. Each scorecard included a long-term vision, 2023 areas of focus, highlights, including qualitative and quantitative data to measure progress, areas of opportunity, and management's assessment of our overall progress to advance each value and key community initiative. Based on its discussions with management and overall evaluation of the Apple values scorecard presented for the year, the People and Compensation Committee recognized the significant progress achieved as represented by the select highlights below, while also recognizing the areas of opportunity, and applied a modifier of 7.5% out of the maximum of 10%.

Scorecard Focus and Select Highlights:

Accessibility

Focus: Ensuring our products, services, and experiences are fully accessible; and our workplace and tools are accessible

Select Highlights
- Created experiences that are customizable to the diverse needs of our users with new features for cognitive accessibility, along with LiveSpeech, Personal Voice, and Point and Speak in Magnifier
- Launched SignTime in Japan, Australia, Korea, Italy, Spain and Germany
- Supported 3 million minutes of sign language across 10 countries for customer and team members since launch

Education

Focus: Increasing the number of educators and underserved students engaged in Apple-sponsored education initiatives; and establishing meaningful partnerships and programs with organizations that serve underrepresented minorities

Select Highlights
- Opened developer labs in Cupertino, London, Munich, Shanghai, Singapore and Tokyo to provide developers with hands-on experience to test their apps on Apple Vision Pro hardware and obtain support from Apple engineers
- Launched New Silicon Initiative at Historically Black Colleges and Universities across the country to help prepare students for careers in the growing fields of hardware technology, computer architecture and silicon chip design

Environment

Focus: Achieving progress towards 2030 carbon neutral goal via the following five pillars across Apple: low carbon product design; energy efficiency; renewable electricity; direct emissions abatement; and carbon removal

Select Highlights
- Announced a major expansion of Apple's Restore Fund, doubling the company's total commitment to advancing high-quality, nature-based carbon removal projects
- Released Apple's first carbon neutral products and announced its first entirely fiber-based packaging for the new Apple Watch lineup
- Announced our commitment to transition to recycled and renewable materials including, 100% recycled cobalt, tin, and rare earth elements in select components by 2025



Inclusion & Diversity

Focus: Increasing representation of diverse groups with a particular focus on engineering and leadership and continuing to sustain and enhance a strong inclusive environment where everyone can do the best work of their lives

Select Highlights
- Double-digit increase in female leadership hiring and overall female leadership representation increases in all categories
- Strong employee engagement scores across all genders globally and race/ethnicities in the 2023 US corporate survey

Privacy

Focus: Protecting privacy and security of information through data minimization, on-device processing, transparency and user choice, and security

Select Highlights
- Launched and managed the roll out of Advanced Data Protection in iOS16.3, which provides Apple's highest ever security to user data in iCloud where the user alone decides on access to their iCloud data
- Expanded Communication Safety beyond Messages In iOS 17, iPadOS 17 and made it default on for U13 to help keep kids safe when sending and receiving content via AirDrop, Contact Posters, a FaceTime message, and when using the Photos picker to choose content to send
- Made key innovations in privacy features to give users greater control of their data, such as Check In

Racial Equity and Justice Initiative

Focus: Address systematic barriers through strategic programs and investments across three pillars of education, economic equality, and criminal justice reform and engage customers and external stakeholders in our efforts to raise the viability of our impact

Select Highlights
- Overall commitment more than doubled 2020 commitment and surpassed $200M in investments, including an additional $25M in venture capital investments to expand support for minority-led businesses and address systemic barriers to funding access
- Launched a new $6M partnership with My Brother's Keeper Alliance, aimed to help close opportunity gaps faced by boys and young men of color with plans to train more than 500 leaders and engage over 50,000 U.S. youth

Supplier Responsibility

Focus: Transitioning supply chain to 100% renewable energy, increasing "top performing suppliers," while implementing our Human Rights Policy, holding suppliers accountable to Apple's Supplier Code of Conduct, and supporting people in our supply chain

Select Highlights
- Supported supplier employees through expanded scope and depth to our Supplier Employee Development Fund, designed to strengthen and scale programs that support worker voice, rights training and education, and skill development opportunities
- Formally communicated to major manufacturing partners our expectation that they decarbonize their entire Apple production footprint by 2030

Key Community Initiatives

Focus: Supporting strong communities through investments and employee giving

Select Highlights
- Aided impacted team members and their families in response to key moments of crisis this year with monetary donations to 23 different disaster relief organizations
- In connection with the launch of Apple Battersea, the Community Investment team coordinated a holistic approach with deep community and employee engagement across work groups to significantly increase our investment within Wandsworth and launched new programming across the Borough



2023 Cash Incentive Plan Payouts

Our 2023 net sales and operating income attainment resulted in a net sales payout opportunity of 153.1% of target and an operating income payout opportunity of 179.1% of target for an aggregate payout opportunity of 166.1% of target. The People and Compensation Committee recognized the significant progress achieved in furtherance of our values and key community initiatives and applied a modifier of 7.5% out of the maximum of 10% resulting in a final Cash Incentive Plan award for 2023 of 178.6% of the target payout opportunity for each of our named executive officers in 2023.

2023 Long-Term Equity Awards and Results

When setting the value of equity awards for our named executive officers, the People and Compensation Committee considers the size and performance of Apple relative to peer companies, and the scope of our named executive officers' roles. Each named executive officer other than Mr. Cook was granted a long-term equity award on September 25, 2022 of 50% performance-based and 50% time-based RSUs. Mr. Cook was granted a long-term equity award on September 25, 2022 of 75% performance-based and 25% time-based RSUs.

2023 Time-Based RSUs

Equity awards with time-based vesting align the interests of our named executive officers with the interests of our shareholders by promoting the stability and retention of a high-performing executive team over the longer term. Vesting schedules for time-based RSUs are generally longer than our peer companies.

Time-based RSUs granted to our named executive officers on September 25, 2022, will vest in three equal annual installments over approximately four and one-half years, with the first installment vesting on April 1, 2025 (approximately two and one-half years following the grant date), subject to the award agreements. The number of time-based RSUs granted to each named executive officer was determined by dividing the target value of $10 million by the closing stock price on the date of grant. The grant date fair value for these RSUs is reported in the "Summary Compensation Table—2023, 2022, and 2021."

2023 Performance-Based RSUs

The People and Compensation Committee continued to use Relative TSR as the metric for performance-based RSUs with the S&P 500 as the comparative group because it continues to be an objective and meaningful metric to evaluate our performance against the performance of other large companies and aligns the interests of our named executive officers with the interests of our shareholders in creating long-term value.

Performance-based RSUs are a substantial, at-risk component of our named executive officers' compensation tied to Apple's long-term performance. The number of performance-based RSUs that vest, if any, depends entirely on Relative TSR for the applicable performance period. To earn the target number of performance-based RSUs, Apple must achieve above-median performance at the 55th percentile of the S&P 500. We measure Relative TSR for the applicable performance period based on the change in each company's stock price during the applicable performance period, taking into account any dividends paid during that period, which are assumed to be reinvested in the stock. We use a 20-trading-day averaging period to determine the beginning and ending stock price to calculate the TSR of Apple and each company in the S&P 500. This averaging period mitigates the impact on the long-term Relative TSR results of one-day or short-term stock price fluctuations at the beginning or end of the performance period. For each company, the change in stock price from the beginning to the end of the performance period is divided by the beginning stock price to determine TSR.



The performance-based RSUs granted on September 25, 2022, have a three-fiscal-year performance period from the beginning of 2023 through the end of 2025. Subject to the terms of the award agreements, between zero and 200% of the target number of performance-based RSUs will vest on October 1, 2025, depending on Apple's Relative TSR percentile ranking for the performance period, as follows:

Relative TSR Percentile v. S&P 500 Companies	Performance-Based RSUs Vesting as a Percentage of Target
85th Percentile or above	200%
55th Percentile	100%
25th Percentile	25%
Below 25th	0%

If Apple's TSR for the performance period is negative, the number of performance-based RSUs that vest will be capped at 100% of the target regardless of our percentile ranking. If Apple's Relative TSR percentile ranking is above the 25th percentile and between the other levels shown in the table above, the portion of the performance-based RSUs that vest will be linearly interpolated between the two nearest vesting percentages.

The target number of performance-based RSUs granted to Mr. Cook was determined by dividing the target value of $30 million by the closing stock price on the date of grant. The target number of performance-based RSUs granted to Ms. Adams, Mr. Maestri, Ms. O'Brien, and Mr. Williams was determined by dividing the target value of $10 million by the closing stock price on the date of grant. The grant date fair values of these RSUs are reported in the "Summary Compensation Table—2023, 2022, and 2021."

Dividend Equivalents

All equity awards granted to our employees in 2023 have dividend equivalent rights. The dividend equivalents will only pay out if the time-based vesting and performance-based vesting conditions have been met for the underlying RSUs.

Performance-Based RSU 2023 Results

On October 1, 2022, Ms. Adams, Mr. Maestri, Ms. O'Brien and Mr. Williams each vested in performance-based RSUs that were granted on September 29, 2019. Between zero and 200% of the target number of these performance-based RSUs were scheduled to vest based on Apple's Relative TSR percentile ranking for the applicable performance period, with a maximum 200% vesting for performance at or above the 85th percentile. Mr. Cook did not have a performance-based RSU scheduled to vest in 2023.

For the three-year performance period from September 29, 2019 through September 24, 2022, Ms. Adams, Mr. Maestri, and Mr. Williams each vested in 365,600 performance-based RSUs, representing 200% of the target number of performance-based RSUs.

	Relative TSR Percentile Ranking for Three-Year Performance Period	TSR Results for Three-Year Performance Period
Apple	**98th Percentile**	**173.34%**
S&P 500 Companies	85th Percentile	77.0%
	55th Percentile	31.04%
	25th Percentile	4.99%
	Below 25th	<4.99%



Other Compensation and Benefits

Our named executive officers are also eligible to participate in our Employee Stock Purchase Plan, health and welfare programs, 401(k) plan, tenure-based service awards, matching gifts, vacation cash-out, product discount, and other compensation and benefit programs on the same basis as other employees. Items or services provided to our named executive officers that may be considered perquisites are limited, as discussed below and reported in "Summary Compensation Table—2023, 2022, and 2021."

Deferred Compensation Plan

Our named executive officers are eligible to defer a portion of their base salary and ther annual Cash Incentive Plan payout opportunity under the terms of the Deferred Compensation Plan.

Other Personal Benefits

We provide risk-based, business-related, and personal security services for our employees, including our named executive officers, as determined to be appropriate by our security team. We consider the security measures provided to our named executive officers to be reasonable and necessary expenses for the benefit of Apple and not a personal benefit. In the interests of security and efficiency based on our global profile and the highly visible nature of Mr. Cook's role as CEO, the Board also requires that Mr. Cook use private aircraft for all business and personal travel. Mr. Cook recognizes imputed taxable income and is not provided a tax reimbursement for personal use of private aircraft. On occasion, our named executive officers, and personal guests, may attend company-sponsored or business-related entertainment events. Although their attendance serves a business purpose, it may not be directly related to their role and responsibilities. As a result, our named executive officers may recognize imputed taxable income related to their attendance at such events depending on their respective roles and responsibilities and we do not provide an associated tax reimbursement or gross-up. In accordance with SEC disclosure rules, the aggregate incremental costs associated with these activities is reported in the "Summary Compensation Table—2023, 2022, and 2021."

Compensation Upon Termination of Employment

Our named executive officers do not have employment contracts or guaranteed cash severance arrangements and are not entitled to acceleration of their equity awards or any other payments upon a change in control.

The time-based RSU award agreements for all our employees, including Mr. Cook, provide for full accelerated vesting upon a termination due to death. The time-based RSU agreements for all our employees, other than Mr. Cook, provide for pro-rata accelerated vesting upon a termination due to disability. The performance-based RSU award agreements for our named executive officers, other than Mr. Cook, provide for pro-rata accelerated vesting upon a termination due to death or disability.

The time and performance-based RSU agreements for Mr. Cook provide for full vesting upon a termination due to disability with settlement occurring on the originally scheduled vesting dates. The People and Compensation Committee also approved a retirement vesting provision in Mr. Cook's outstanding equity awards to recognize the unique impact of his leadership decisions on the long-term growth and success of Apple. Retirement is defined as a termination of employment after reaching at least 60 years of age and completing at least 10 years of service with Apple. Mr. Cook has met these requirements. The People and Compensation Committee considered shareholder feedback provided in recent engagements that the primary purpose of time-based RSUs should be retention. Thus, while treatment in the event of death or disability remained unchanged, Mr. Cook's 2023 time-based RSUs were structured to vest on a pro rata basis, based on the dates of employment, in the event of his termination due to retirement on or after the first anniversary of the grant date. Unless otherwise determined by the People and Compensation Committee, Mr. Cook's outstanding performance-based RSU agreements provide for a continued right to receive the full number of earned shares underlying the performance-based RSUs on the original vesting dates upon a termination due to death, disability, or termination of employment due to retirement that occurs on or after the first anniversary of the grant date. If Mr. Cook retires on or after the first anniversary of the grant date, the shares underlying his RSU awards will be released on the original vesting date, subject to the attainment of the performance goals for the performance-based RSUs. The delivery of the vested shares underlying Mr. Cook's equity awards and any dividend equivalents that have accrued on such awards are not accelerated upon retirement.



Governance and Other Considerations

Recoupment of Compensation

The terms of all outstanding RSU awards held by our named executive officers in 2023 allow us to recoup any shares or other amount that may be paid in respect of RSUs in the event the named executive officer engages in certain acts of misconduct. The compensation recoupment policy also applies to the awards and payout opportunities granted under the Cash Incentive Plan to our executive officers. Apple may recover compensation in the event a named executive officer commits a felony while employed by Apple or, while employed by Apple or at any time thereafter, a named executive officer engages in a breach of confidentiality; materially breaches any agreement with Apple; commits an act of theft, embezzlement or fraud; or if Apple is required to prepare an accounting restatement as a result of the named executive officer's misconduct. Apple also adopted additional recoupment provisions in 2024 in accordance with the SEC rules and Nasdaq Listing Standards effective on October 2, 2023, which mandate the recovery of certain erroneously paid performance-based incentive compensation that may be received by our Section 16 officers on or after October 2, 2023, if Apple has a qualifying financial restatement during the three completed fiscal years immediately prior to the fiscal year in which a financial restatement determination is made, subject to limited exceptions.

Prohibition on Hedging, Pledging, and Short Sales

We prohibit short sales, hedging, and transactions in derivatives of Apple securities for all Apple personnel, including directors, officers, employees, independent contractors, and consultants. In addition, we prohibit pledging of Apple stock as collateral by directors and executive officers of Apple. We allow for certain portfolio diversification transactions, such as investments in exchange funds.

Stock Ownership Guidelines

Under our stock ownership guidelines, Mr. Cook is expected to own shares of Apple stock that have a value equal to 10 times his annual base salary. All other executive officers are expected to own shares that have a value equal to three times their annual base salary within five years of the officer first becoming subject to the guidelines. Shares may be owned directly by the individual, owned jointly with or separately by the individual's spouse, or held in trust for the benefit of the individual, the individual's spouse, or the individual's children. Each executive officer currently holds shares in excess of these guidelines.

Risk Considerations

In establishing and reviewing Apple's executive compensation program, the People and Compensation Committee considers whether the program encourages unnecessary or excessive risk-taking and has concluded that it does not. See the section entitled "Corporate Governance–Board Oversight" above for an additional discussion of risk considerations.

People and Compensation Committee Report

The People and Compensation Committee has reviewed and discussed with management the disclosures contained in the "Compensation Discussion and Analysis." Based on this review and discussion, the People and Compensation Committee recommended to the Board that the section entitled "Compensation Discussion and Analysis" be included in this Proxy Statement for the Annual Meeting.

Members of the People and Compensation Committee

Andrea Jung (Chair)   **Al Gore**   **Alex Gorsky**   **Art Levinson**



Executive Compensation Tables

Summary Compensation Table—2023, 2022, and 2021

The following table, footnotes, and related narrative show information regarding the total compensation of each named executive officer for 2023, 2022, and 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation ($)	Total ($)
Tim Cook Chief Executive Officer	2023	3,000,000		46,970,283	10,713,450	2,526,112 [3]	63,209,845
	2022	3,000,000	—	82,994,164	12,000,000	1,425,933	99,420,097
	2021	3,000,000	—	82,347,835	12,000,000	1,386,559	98,734,394
Luca Maestri Senior Vice President, Chief Financial Officer	2023	1,000,000		22,323,641	3,571,150	41,092 [4]	26,935,883
	2022	1,000,000	—	22,132,015	4,000,000	19,783	27,151,798
	2021	1,000,000	—	21,959,620	4,000,000	18,883	26,978,503
Kate Adams Senior Vice President, General Counsel and Secretary	2023	1,000,000		22,323,641	3,571,150	46,914 [5]	26,941,705
	2022	1,000,000	—	22,132,015	4,000,000	15,208	27,147,223
	2021	1,000,000	—	21,959,620	4,000,000	14,533	26,974,153
Deirdre O'Brien Senior Vice President, Retail	2023	1,000,000		22,323,641	3,571,150	42,219 [6]	26,937,010
	2022	1,000,000	—	22,132,015	4,000,000	19,783	27,151,798
	2021	1,000,000	—	21,959,620	4,000,000	61,191	27,020,811
Jeff Williams Chief Operating Officer	2023	1,000,000		22,323,641	3,571,150	66,435 [7]	26,961,226
	2022	1,000,000	—	22,132,015	4,000,000	18,337	27,150,352
	2021	1,000,000	—	21,959,620	4,000,000	17,437	26,977,057

(1) The grant date fair value for time-based RSUs is measured in accordance with FASB ASC 718 and based on the closing price of Apple's common stock on the date of grant. The grant date fair value for performance-based RSUs is calculated using a Monte-Carlo model for each award on the date of grant, as determined under FASB ASC 718 based on the probable outcome of the performance condition as of the grant date. The grant date fair value for each award may differ based on the applicable data, assumptions, and estimates used in the model. See footnote 1 to the table entitled "Grants of Plan-Based Awards—2023."

(2) As described under "Executive Compensation—Compensation Discussion and Analysis," the named executive officers' Cash Incentive Plan awards are based on the performance of Apple relative to predetermined financial goals for the year and the performance of the individual named executive officer. The threshold, target, and maximum payout amounts for each named executive officer's Cash Incentive Plan payout opportunity for 2023 are shown in the table entitled "Grants of Plan-Based Awards—2023." In 2023, Apple's performance exceeded the target performance goals for both net sales and operating income, resulting in a preliminary payout of 166.1% of the total target payout opportunity for each named executive officer. Upon review and discussion with management of the significant actions taken and progress achieved across each of our values and key community initiatives during 2023, the People and Compensation Committee modified the preliminary payout opportunities by 7.5% and awarded Cash Incentive Plan payouts equal to 178.6% of the target payout opportunity for each of our named executive officers.



(3) This amount represents: (i) Apple's contributions to Mr. Cook's account under the 401(k) plan in the amount of $19,800; (ii) term life insurance premiums paid by Apple in the amount of $2,964; (iii) vacation cash-out in the amount of $57,692; (iv) security expenses in the amount of $820,309, which represents the incremental cost to Apple for personal security services provided to Mr. Cook as determined by allocating both direct costs and a percentage of fixed costs incurred by Apple and used to provide such personal security services; (v) personal air travel expenses in the amount of $1,621,468, which represent the incremental cost to Apple for Mr. Cook's personal use of private aircraft based on hourly flight charges and other variable costs incurred by Apple for such use, including variable fuel charges, departure fees, and landing fees; and (vi) the incremental cost to Apple for a tenure-based service award for Mr. Cook. For security and efficiency reasons, the Board requires Mr. Cook to use private aircraft for all business and personal travel.

(4) This amount represents: (i) Apple's contributions to Mr. Maestri's account under the 401(k) plan in the amount of $19,800; (ii) term life insurance premiums paid by Apple in the amount of $1,483; (iii) expenses in the amount of $18,069, which represent the incremental costs to Apple for personal and guest attendance at a business-related entertainment event; and (iv) the incremental cost to Apple of cybersecurity expenses for Mr. Maestri.

(5) This amount represents: (i) Apple's contributions to Ms. Adams' account under the 401(k) plan in the amount of $19,800; (ii) term life insurance premiums paid by Apple in the amount of $1,483; (iii) expenses in the amount of $22,151, which represent the incremental costs to Apple for personal and guest attendance at a business-related entertainment event; and (iv) the incremental cost to Apple of cybersecurity expenses for Ms. Adams.

(6) This amount represents: (i) Apple's contributions to Ms. O'Brien's account under the 401(k) plan in the amount of $19,800; (ii) term life insurance premiums paid by Apple in the amount of $1,483; (iii) expenses in the amount of $20,066, which represent the incremental costs to Apple for personal and guest attendance at a business-related entertainment event; and (iv) the incremental cost of cybersecurity expenses for Ms. O'Brien;

(7) This amount represents: (i) Apple's contributions to Mr. Williams' account under the 401(k) plan in the amount of $19,800; (ii) term life insurance premiums paid by Apple in the amount of $37; (iii) expenses in the amount of $36,847, which represent the incremental costs to Apple for personal and guest attendance at a business-related entertainment event; and (iv) the incremental cost to Apple of a tenure-based service award and cybersecurity expenses for Mr. Williams.

The amounts in the salary, bonus, and non-equity incentive plan compensation columns of the "Summary Compensation Table— 2023, 2022, and 2021" reflect actual amounts earned or paid in the relevant years, while the amounts in the stock awards column reflect accounting values determined as of the date of grant. The tables entitled "Outstanding Equity Awards—2023" and "Stock Vested—2023" provide further information on the named executive officers' potential realizable value and actual value realized with respect to their equity awards. The "Summary Compensation Table—2023, 2022, and 2021" should be read in conjunction with the Compensation Discussion and Analysis and the subsequent tables and narrative descriptions.



Grants of Plan-Based Awards—2023

The following table shows information regarding the incentive awards granted to the named executive officers for 2023.

Name (a)	Award Type	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(i)	Grant Date Fair Value of Stock Awards[1] ($)(j)
			Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)		
Tim Cook	Cash Incentive	—	3,000,000	6,000,000	12,000,000	—	—	—	—	—
	Performance-based RSUs	9/25/2022	—	—	—	49,858	199,429	398,858	—	36,970,148
	Time-based RSUs	9/25/2022	—	—	—	—	—	—	66,477	10,000,135
Luca Maestri	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	9/25/2022	—	—	—	16,620	66,477	132,954	—	12,323,506
	Time-based RSUs	9/25/2022	—	—	—	—	—	—	66,477	10,000,135
Kate Adams	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	9/25/2022	—	—	—	16,620	66,477	132,954	—	12,323,506
	Time-based RSUs	9/25/2022	—	—	—	—	—	—	66,477	10,000,135
Deirdre O'Brien	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	9/25/2022	—	—	—	16,620	66,477	132,954	—	12,323,506
	Time-based RSUs	9/25/2022	—	—	—	—	—	—	66,477	10,000,135
Jeff Williams	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	9/25/2022	—	—	—	16,620	66,477	132,954	—	12,323,506
	Time-based RSUs	9/25/2022	—	—	—	—	—	—	66,477	10,000,135

(1) The grant date fair value for time-based RSUs is calculated in accordance with FASB ASC 718 based on the closing price of Apple's common stock on the date of grant. The grant date fair value for performance-based RSUs is calculated using a Monte-Carlo model for each award on the date of grant, determined under FASB ASC 718, incorporating the following assumptions:

Grant Date	Performance Period End Date	Assumptions		
		Expected Term (years)	Expected Volatility	Risk-Free Interest Rate
9/25/2022	9/27/2025	3.01	35.25%	4.17%

Apple used its historical stock prices as the basis for the volatility assumptions. The risk-free interest rates were based on U.S. Treasury rates in effect at the time of grant. The expected term was based on the time remaining in the performance period on the grant date.



Description of Plan-Based Awards

Non-Equity Incentive Plan Awards. The non-equity incentive plan awards shown in the table entitled "Grants of Plan-Based Awards—2023" were granted under the Cash Incentive Plan. The material terms of the 2023 incentive plan awards granted under the Cash Incentive Plan are described under "Executive Compensation—Compensation Discussion and Analysis" in the section entitled "Cash Incentive Plan - 2023 Financial Performance Measures and Payout Opportunities."

Equity Incentive Plan Awards. Each of the time-based and performance-based RSUs shown in the table entitled "Grants of Plan-Based Awards—2023" was granted under, and is subject to, the terms of the Apple Inc. 2022 Employee Stock Plan (the "2022 Plan"). The People and Compensation Committee administers the 2022 Plan.

Time-Based RSUs. The material terms of the time-based RSUs granted to our named executive officers are described under "Executive Compensation—Compensation Discussion and Analysis" in the section entitled "2023 Long-Term Equity Awards and Results."

Performance-Based RSUs. The material terms of the performance-based RSUs granted to our named executive officers are described under "Executive Compensation—Compensation Discussion and Analysis" in the section entitled "2023 Long-Term Equity Awards and Results."



Outstanding Equity Awards—2023

The following table shows information regarding the outstanding equity awards held by each of the named executive officers as of September 30, 2023.

Name (a)	Grant Date (b)	Number of Shares or Units of Stock That Have Not Vested (#) (c)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (d)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (e)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($) (f)
Tim Cook	9/27/2020	222,658 [2]	38,121,276	333,987 [3]	57,181,914
	9/26/2021	255,241 [4]	43,699,812	255,241 [4][5]	43,699,812
	9/25/2022	66,477 [6]	11,381,527	199,429 [5][6]	34,144,239
Luca Maestri	9/29/2019	60,932 [7]	10,432,168	—	—
	9/27/2020	59,376 [8]	10,165,765	89,064 [5][9]	15,248,647
	9/26/2021	68,065 [4]	11,653,409	68,065 [4][5]	11,653,409
	9/25/2022	66,477 [6]	11,381,527	66,477 [5][6]	11,381,527
Kate Adams	9/29/2019	60,932 [7]	10,432,168	—	—
	9/27/2020	59,376 [8]	10,165,765	89,064 [5][9]	15,248,647
	9/26/2021	68,065 [4]	11,653,409	68,065 [4][5]	11,653,409
	9/25/2022	66,477 [6]	11,381,527	66,477 [5][6]	11,381,527
Deirdre O'Brien	9/29/2019	60,932 [7]	10,432,168	—	—
	9/27/2020	59,376 [8]	10,165,765	89,064 [5][9]	15,248,647
	9/26/2021	68,065 [4]	11,653,409	68,065 [4][5]	11,653,409
	9/25/2022	66,477 [6]	11,381,527	66,477 [5][6]	11,381,527
Jeff Williams	9/29/2019	60,932 [7]	10,432,168	—	—
	9/27/2020	59,376 [8]	10,165,765	89,064 [5][9]	15,248,647
	9/26/2021	68,065 [4]	11,653,409	68,065 [4][5]	11,653,409
	9/25/2022	66,477 [6]	11,381,527	66,477 [5][6]	11,381,527

(1) The dollar amounts shown in columns (d) and (f) are determined by multiplying the number of shares or units shown in column (c) or (e), as applicable, by $171.21, the closing price of Apple's common stock on September 29, 2023, the last trading day of Apple's fiscal year.

(2) 111,329 time-based RSUs subject to this award vested on April 1, 2023, and subject to the terms of the award agreement, the remainder of the RSUs are scheduled to be released in two annual installments of 111,329, commencing on April 1, 2024.

(3) 153% of the 333,987 target number of performance-based RSUs subject to this award (totaling 511,000 performance-based RSUs) vested on October 1, 2023, based on Apple's Relative TSR compared to other companies in the S&P 500 over the relevant performance period.

(4) Subject to the terms of the award agreement, the time-based RSUs subject to this award are scheduled to vest or be released, as applicable, in three annual installments commencing on April 1, 2024. Subject to the terms of the award agreement, the performance-based RSUs subject to this award are scheduled to vest or be released, as applicable, on October 1, 2024, provided the applicable performance condition is satisfied.

(5) The target number of performance-based RSUs is shown. As described under "Executive Compensation—Compensation Discussion and Analysis," in each case, between 0% and 200% of the target number of performance-based RSUs may vest depending on Apple's Relative TSR compared to the other companies in the S&P 500 over the relevant performance period.



(6) Subject to the terms of the award agreement, the time-based RSUs subject to this award are scheduled to vest or be released, as applicable, in three annual installments commencing on April 1, 2025. Subject to the terms of the award agreement, the performance-based RSUs subject to this award are scheduled to vest or be released, as applicable, on October 1, 2025, provided the applicable performance condition is satisfied.

(7) Subject to the terms of the award agreement, the remaining 60,932 time-based RSUs are scheduled to vest on April 1, 2024.

(8) 29,688 RSUs subject to this award vested on April 1, 2023, and subject to the terms of the award agreement, the remainder of the RSUs are scheduled to vest in two annual installments of 29,688, commencing on April 1, 2024.

(9) 153% of the 89,064 target number of performance-based RSUs subject to this award (totaling 136,268 performance-based RSUs) vested on October 1, 2023, based on Apple's Relative TSR compared to other companies in the S&P 500 over the relevant performance period.

Stock Vested—2023

The following table shows information regarding the vesting during 2023 of RSUs previously granted to the named executive officers.

	Stock Awards	
Name (a)	Number of Shares Acquired on Vesting (#)(b)	Value Realized on Vesting ($)(c)[1]
Tim Cook	111,329	18,604,189
Luca Maestri	515,284	76,609,760
Kate Adams	515,284	76,609,760
Deirdre O'Brien	504,728	74,928,183
Jeff Williams	515,284	76,609,760

(1) The dollar amounts shown in column (c) are determined by multiplying the number of shares acquired on vesting by the per-share closing price of Apple's common stock on the vesting date, plus dividend equivalents attributable to such shares in the amount of $246,037 for Mr. Cook, $1,400,948 for each of Ms. Adams, Mr. Maestri, and Mr. Williams, and $1,355,503 for Ms. O'Brien.



Non-Qualified Deferred Compensation—2023

The following table shows information regarding the participation of our named executive officers in the Deferred Compensation Plan as of September 30, 2023.

Name (a)	Executive Contributions ($)(b)	Apple Contributions ($)(c)	Aggregate Earnings ($)(d)	Aggregate Withdrawals/ Distributions ($)(e)	Aggregate Balance at September 30, 2023 ($)(f)
Kate Adams	2,400,000[1]	—	492,257	—	7,095,419[2]

(1) Reflects the portion of Ms. Adams' annual cash incentive payout for 2022 deferred and contributed to the Deferred Compensation Plan. The payout was reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table—2023, 2022, and 2021," under 2022, the year it was earned.

(2) The balance reflects $7,303,650 that was reported as compensation in the "Summary Compensation Table" in prior years.

Description of Non-Qualified Deferred Compensation

Our named executive officers and Non-Employee Directors are eligible to participate in the Deferred Compensation Plan.

Deferred Compensation Plan participants may elect to defer up to 50% of their annual base salary and commissions and up to 90% of their eligible cash bonus, or up to 100% of their annual cash retainer in the case of Non-Employee Directors, by timely completing a deferral election form. Amounts deferred under the Deferred Compensation Plan, as adjusted for applicable earnings gains and losses and fees, are credited to an account in the participant's name and remain fully vested at all times. Participants may select at any time from a diversified menu of notional investment options that generally mirror the investment options of Apple's 401(k) plan, and the value of their Deferred Compensation Plan account balance may increase or decrease based on the performance of their selected investment options. In 2023, annual returns on the investment options available for the Deferred Compensation Plan generally ranged from 0.75% to 29.28%.

Deferred Compensation Plan participants may elect to receive distributions of their deferred amounts either upon separation from service or as of a specified in-service distribution date. Distributions will be made in a lump sum payment unless the participant elects installment payments between two and 10 years. A Deferred Compensation Plan participant also may request to receive a hardship distribution on account of an eligible unforeseeable emergency. If a Deferred Compensation Plan participant dies before receiving a complete distribution of their account, the remaining account will be paid to their beneficiaries in a lump sum by December 31 of the year following the participant's death.

Potential Payments Upon Termination or Change of Control

We do not have any cash severance arrangements with our named executive officers, and none of our named executive officers' equity awards outstanding as of 2023 fiscal year-end provide for acceleration or a right to receive shares in connection with a change of control, or termination of employment for reasons other than death, disability, or for Mr. Cook, retirement. Retirement is defined as a termination of employment after reaching at least 60 years of age and at least 10 years of service with Apple.

Equity Award Treatment Upon Termination of Employment

CEO Awards

Subject to the terms of the award agreements, Mr. Cook's time-based RSUs provide for accelerated vesting in full upon disability or death. Mr. Cook's 2021 and 2022 time-based RSUs provide for a continued right to receive the full number of unvested shares underlying the time-based RSUs upon retirement that occurs on or after the first anniversary of the grant date. Mr. Cook's 2023 time-based RSUs provide for a continued right to receive a pro rata number of unvested shares underlying the time-based RSUs upon retirement that occurs on or after the first anniversary of the grant date. The pro rata vesting is determined based on Mr. Cook's period of employment during the vesting period. The delivery of the vested shares underlying Mr. Cook's time-based RSUs and any dividend equivalents that have accrued on such RSUs are not accelerated upon disability or retirement and will continue to be delivered on the originally scheduled vesting dates. If Mr. Cook terminates employment due to retirement before the first anniversary of the grant date of any time-based award, he will not have a right to any unvested time-based RSUs.



Mr. Cook's outstanding performance-based RSUs provide for a continued right to receive shares that are earned based upon full or partial attainment of the award's performance conditions upon a termination of employment due to death, disability, or retirement, if retirement occurs on or after the first anniversary of the grant date. If Mr. Cook terminates employment due to retirement before the first anniversary of the grant date, he will not have a right to any of the earned but unvested performance-based RSUs.

Other Named-Executive Officer Awards

The time-based RSUs held by our other named executive officers, subject to the terms of the award agreements, provide for partial accelerated vesting of the RSUs scheduled to vest on the next applicable vesting date following a termination of employment due to disability, and for full accelerated vesting upon death. Performance-based RSUs provide for a partial waiver of the service vesting condition upon the death or disability of the award recipient, with the number of shares that vest determined at the end of the performance period, based on actual performance results and prorated based on the recipient's dates of employment during the performance period.

Estimated total value of hypothetical equity acceleration

The following table shows the estimated amounts that the named executive officers would have become entitled to under the terms of all equity awards outstanding as of fiscal year-end had their employment terminated due to death or disability for each of our named executive officers, or retirement for Mr. Cook, on September 30, 2023, the last day of Apple's 2023 fiscal year. The estimated values for performance-based RSUs are shown at the maximum potential payout amounts and are subject to the terms of the award agreements.

Name	Estimated Total Value upon Retirement[1] ($)	Estimated Total Value upon Death[1] ($)	Estimated Total Value upon Disability[1] ($)
Tim Cook	359,540,635	367,496,690	367,496,690
Luca Maestri	—	98,580,263	66,994,875
Kate Adams	—	98,580,263	66,994,875
Deirdre O'Brien	—	98,580,263	66,994,875
Jeff Williams	—	98,580,263	66,994,875

(1)   The dollar amounts are determined by (i) multiplying the number of RSUs that would have been subject to accelerated vesting if an officer had retired, died, or become disabled, on September 30, 2023, as applicable, by $171.21 the closing price of Apple's common stock on September 29, 2023, the last trading day of the fiscal year; and (ii) then adding any accumulated dividend equivalents attributable to any such RSUs on that date.



Pay versus Performance

The information below is provided pursuant to the SEC pay versus performance disclosure requirements set forth in Item 402(v) of SEC Regulation S-K (the "Pay Versus Performance Rule"), which requires companies to disclose certain information about the relationship between performance and the compensation of named executive officers.

Fiscal Year(a)	Summary Compensation Table Total for Mr. Cook($)(b)	Compensation Actually Paid to Mr. Cook($)(c)	Average Summary Compensation Table Total for Other NEOs($)(d)	Average Compensation Actually Paid to Other NEOs($)(e)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return($)(f)	Peer Group Total Shareholder Return($)(g)	Net Income ($M)(h)	Net Sales ($M)(i)
2023	63,209,845	106,643,588	26,943,956	41,980,664	155.24	116.88	96,995	383,285
2022	99,420,097	128,833,021	27,150,293	41,564,946	135.59	92.09	99,803	394,328
2021	98,734,394	311,845,801	26,987,631	75,307,922	131.69	136.57	94,680	365,817

(1) The dollar amounts in column (b) represent the compensation reported for Mr. Cook for each corresponding year in the "Total" column of the "Summary Compensation Table — 2023, 2022, and 2021" on page 62 of this Proxy Statement.

(2) The dollar amounts in columns (c) and (e) represent the amount of "Compensation Actually Paid" (otherwise known as CAP), as computed in accordance with SEC rules. Compensation Actually Paid does not represent cash and/or equity value realized or paid to Apple's NEOs but rather is a value calculated under applicable SEC rules. The following table details how Compensation Actually Paid is determined:

	2023 Mr. Cook ($)	2023 Average for Other NEO ($)	2022 Mr. Cook ($)	2022 Average for Other NEO($)	2021 Mr. Cook ($)	2021 Average for Other NEO ($)
Summary Compensation Table ("SCT") Total	63,209,845	26,943,956	99,420,097	27,150,293	98,734,394	26,987,631
Grant Date Fair Value of Stock Awards from SCT	(46,970,283)	(22,323,641)	(82,994,164)	(22,132,015)	(82,347,835)	(21,959,620)
Fair Value of Equity Awards Granted in the Year and Unvested as of Year End	53,968,355	26,781,593	96,725,167	25,793,656	103,300,873	27,547,147
Change in Fair Value from Prior Year End of Outstanding and Unvested Awards Granted in Prior Years	32,763,652	12,828,520	16,199,600	7,769,730	0	38,719,413
Change in Fair Value from Prior Year End of Vested[a] Awards Granted in Prior Years	86,782	(2,249,765)	(517,680)	2,983,282	192,158,369	4,013,351
Fair Value at Vesting Date of Vested Awards Granted in Current Year	3,585,238	0	0	0	0	0
Compensation Actually Paid	**106,643,588**	**41,980,664**	**128,833,021**	**41,564,946**	**311,845,801**	**75,307,922**

(a) For the purposes of CAP and this table, time-based RSUs are considered "vested" on the date of retirement eligibility. As a result, 100% of the time-based RSUs granted to Mr. Cook in 2021 and 2022 RSUs were considered "vested". A pro rata portion of Mr. Cook's 2023 time-based RSUs are considered "vested" consistent with the retirement provisions of that award. No other NEOs, other than Mr. Cook, have retirement provisions in their equity awards. The fair values of the RSUs included in the compensation actually paid to our CEO and the average compensation actually paid to our other NEOs are calculated at the required measurement dates, consistent with the approach used to value the awards at the grant date as described above in footnote 1 to the "Summary Compensation Table - 2023, 2022, and 2021" and footnote 1 to the "Grants of Plan-Based Awards – 2023" table, respectively. Any changes to the time-based RSU and performance-based RSU grant date fair values (for 2023 grants) and from prior year-end (for 2021 and 2022 grants) are based on an updated stock price valuation on the measurement dates and for the performance-based RSUs, including updated input variables for the Monte-Carlo model to estimate the probability of satisfying the performance objectives established for the respective award.



(3) The dollar amounts in column (d) represent the average amounts of compensation reported for the other NEOs for each corresponding year in the "Total" column of the "Summary Compensation Table — 2023, 2022, and 2021" as set forth on page 62 of this proxy statement. For each of 2021, 2022 and 2023, the other NEOs were Luca Maestri, Kate Adams, Deirdre O'Brien, and Jeff Williams.

(4) Apple's TSR in column (f) was determined based on the value of an initial fixed investment of $100, as of September 26, 2020, including the reinvestment of any dividends.

(5) The peer groups used to calculate Peer Group TSR in column (g) are our primary peer group as disclosed in the Compensation Discussion and Analysis section of this Proxy Statement, our 2023 Proxy Statement for 2022 and our 2022 Proxy Statement for 2021. TSR is based on the value of an initial fixed investment of $100 at the start of 2021 and is weighted for the market capitalization of each peer company in each applicable year.

(6) In addition to Relative TSR and Operating Income, Net Sales in column (i) represents the most important financial performance measure used to link Compensation Actually Paid to company performance (the "Company Selected Measure" as defined in the Pay Versus Performance rules).

Relationship Between Compensation Actually Paid and our Total Shareholder Return

Long-term equity incentives represent a vast majority of our NEOs' total target compensation and our stock price performance or TSR is the key driver of Compensation Actually Paid. We also use Relative TSR as the key performance measure for our performance-based RSUs. Over the three-year period covered in this disclosure, Apple's TSR on an absolute basis was high, 55.24%, and outperformed the TSR of our primary peer group by 16.88%. Apple's Relative TSR measured against the members of the S&P 500 Index (the peer group for performance-based RSUs) was also strong, resulting in above-target payouts for the performance-based RSUs with applicable performance periods ending in 2021, 2022, and 2023. Further, the TSR relative to the currently outstanding performance-based RSUs (granted in 2022 and 2023) continues to trend towards above-target payouts due to strong TSR relative to the members of the S&P 500. This shows how Compensation Actually Paid to our NEOs and TSR are tightly linked.

The 2021 Compensation Actually Paid values for the CEO and NEOs are higher than the Summary Compensation Table totals in 2021, and higher than the Compensation Actually Paid values in 2022 and 2023 because Apple's significant and outstanding stock price increase in the years immediately preceding 2021 resulted in our NEOs holding a larger value of unvested equity awards as of the start of 2021.

Relationship Between Compensation Actually Paid and Net Income

Net Income is generally a key indicator of company profitability and for Apple can contribute to changes in our stock price, which in turn drives Compensation Actually Paid. We do not use Net Income as a financial measure in our executive compensation program but Operating Income from which Net Income is derived. Operating Income and Net Sales are the two financial performance measures for our Cash Incentive Plan.

Relationship Between Compensation Actually Paid and Net Sales

Net Sales is one of the two financial measures, the People and Compensation Committee has set for our Cash Incentive Plan, and therefore along with Operating Income is the next most important financial metric in determining Compensation Actually Paid behind Relative TSR. Strong performance in Net Sales and Operating Income led to above target bonus payouts in 2021, 2022, and 2023 which in turn increased Compensation Actually Paid.

Tabular List of Apple's most important metrics that link Compensation Actually Paid to the Mr. Cook and other NEOs

For 2023, the following list represented the most important financial performance measures used by Apple to link Compensation Actually Paid with our financial performance:

Net Sales
Operating Income
Relative TSR



CEO Pay Ratio—2023

We offer a wide range of benefits to our global employee population, and we are committed to paying our employees competitively and equitably based on their role.

For 2023, we used the same median employee that was identified in 2022 since there has been no change in our employee population or employee compensation that we reasonably believe would result in a significant change in the pay ratio disclosure.

We determined our median compensated employee in 2022 by using base salary, bonuses, commissions, and grant date fair value of equity awards granted to employees in 2022 as our consistently applied compensation measure. We applied this measure to our global employee population as of September 24, 2022, the last day of our 2022 fiscal year, and annualized base salaries for permanent full-time and part-time employees that did not work the full year.

We calculated the median compensated employee's 2023 annual total compensation using the same methodology that is used to calculate our CEO's annual total compensation in the table entitled "Summary Compensation Table—2023, 2022, and 2021." The 2023 annual total compensation of our CEO was $63,209,845, the 2023 annual total compensation of our median compensated employee was $94,118, and the ratio of these amounts is 672 to 1. Thus, this pay ratio reflects a reasonable estimate consistent with SEC rules based on the methodology we described above. Because SEC rules for identifying a median compensated employee allow companies to apply certain exclusions, include estimates, and adopt different methodologies that reflect their employee population and compensation practices, the ratio above may not be comparable to the CEO pay ratio reported by other companies.



Management Proposals



Proposal No. 1
Election of Directors

The Board has nominated Wanda Austin, Tim Cook, Alex Gorsky, Andrea Jung, Art Levinson, Monica Lozano, Ron Sugar, and Sue Wagner to be elected to serve on our Board until the next annual meeting of shareholders and until their successors are duly elected and qualified.

Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the proxy card or, if no direction is made, for the election of the Board's eight nominees.

The term of any incumbent director who does not receive the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum, and has not earlier resigned, will end on the date that is the earlier of (a) 90 days after the date on which the voting results for the Annual Meeting are determined by the inspector of election, or (b) the date on which the Board selects a person to fill the office held by that director in accordance with Apple's bylaws.

Each of the director nominees has consented to serving as a nominee, being named in this Proxy Statement, and serving on the Board if elected. Each director elected at the Annual Meeting will be elected to serve a one-year term. If any nominee is unable to serve or for good cause will not serve as a director at the time of the Annual Meeting, the proxy holders may vote for any nominee designated by the present Board to fill the vacancy.

There are no family relationships among Apple's executive officers, directors, and nominees.

For more information on the director nominees, please see the section entitled "Directors" beginning on page 29.

 **The Board recommends a vote FOR each of the nominees**

Vote Required
Apple has implemented majority voting in uncontested elections of directors. Accordingly, Apple's bylaws provide that in an uncontested election of directors the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum is required to elect a director.



Proposal No. 2

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has re-appointed Ernst & Young LLP as Apple's independent registered public accounting firm and as auditors of Apple's consolidated financial statements for 2024. The Audit Committee reviews the performance of the independent registered public accounting firm annually. In making the determination to re-appoint Ernst & Young for 2024, the Audit Committee considered, among other factors, the independence and performance of Ernst & Young, and the quality and candor of Ernst & Young's communications with the Audit Committee and management. Ernst & Young has served as Apple's independent registered public accounting firm since 2009.

At the Annual Meeting, our shareholders are being asked to ratify the appointment of Ernst & Young as Apple's independent registered public accounting firm for 2024. Although ratification of the Audit Committee's appointment of Ernst & Young is not required, we value the opinions of our shareholders and believe that shareholder ratification of the appointment is a good corporate governance practice. In the event of a negative vote on this proposal, the Audit Committee will reconsider its selection. Even if this appointment is ratified, the Audit Committee may, in its discretion, appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that it would be in the best interests of Apple and its shareholders. Representatives of Ernst & Young are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and will be available to respond to questions.

Fees Paid to Auditors

The following table shows the fees billed by Apple's independent registered public accounting firm for the years ended September 30, 2023 and September 24, 2022.

Ernst & Young	2023 ($)	2022 ($)
Audit Fees[1]	19,684,602	17,763,384
Audit-Related Fees[2]	1,841,340	1,551,423
Tax Fees[3]	3,864,411	3,289,432
All Other Fees[4]	12,976	131,610
Total	25,403,329	22,735,849

(1) Audit fees relate to professional services rendered in connection with the audits of Apple's annual financial statements and internal control over financial reporting, quarterly review of financial statements, and audit services provided in connection with other statutory and regulatory filings.

(2) Audit-related fees relate to professional services that are reasonably related to the performance of the audit or review of Apple's financial statements.

(3) Tax fees relate to professional services rendered in connection with tax compliance and preparation relating to tax returns and tax audits, as well as for tax consulting and planning services. Tax fees in 2023 include $1.5 million for tax compliance projects and $2.3 million for tax advisory projects. Tax fees in 2022 include $1.1 million for tax compliance projects and $2.1 million for tax advisory projects.

(4) All other fees relate to professional services not included in the categories above, including services related to other permissible advisory services and regulatory reporting requirements.



Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

Apple maintains an auditor independence policy that, among other things, prohibits Apple's independent registered public accounting firm from performing non-financial consulting services for Apple, such as information technology consulting and internal audit services. This policy mandates that the Audit Committee approve in advance the audit and permissible non-audit services expected to be performed each year by the independent registered public accounting firm and the related budget, and that the Audit Committee be provided with quarterly reporting on actual spending. This policy also mandates that Apple may not enter into engagements with Apple's independent registered public accounting firm for other permissible non-audit services without the express pre-approval of the Audit Committee. In accordance with this policy, the Audit Committee pre-approved all services performed by Apple's independent registered public accounting firm in 2023.

 **The Board recommends a vote FOR Proposal No. 2**

Vote Required

Approval of Proposal No. 2 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.



Proposal No. 3
Advisory Vote to Approve Executive Compensation

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our shareholders have the opportunity to cast an annual advisory vote to approve the compensation of our named executive officers as disclosed pursuant to the SEC's compensation disclosure rules, which disclosure includes the Compensation Discussion and Analysis, the executive compensation tables, and the narrative disclosures that accompany the executive compensation tables.

Motivating and retaining a talented and experienced leadership team is a key factor of Apple's long-term success. We have a consistent and effective executive compensation program that incorporates sound policies and best practices and delivers a majority of our named executive officers' compensation through incentives that are aligned with shareholder interests and Company performance. The compensation paid to our executive officers in 2023 aligns with the continued strength of our financial results in an uneven macroeconomic environment and the significant progress made across our core values and key community initiatives. We encourage shareholders to read the section entitled "Compensation Discussion and Analysis," beginning on page 46, which describes the details of our executive compensation program and the People and Compensation Committee's decision-making process with respect to our executive compensation program.

89% of votes cast on the Say on Pay advisory proposal at the 2023 Annual Meeting were in favor of our executive compensation program. This result reflects the expanded shareholder engagement efforts, and the positive shareholder response to the overall structure of our executive compensation program and the changes to Mr. Cook's 2023 total target compensation.

Shareholders are being asked to approve the following resolution at the Annual Meeting:

RESOLVED, that the compensation paid to the named executive officers, as disclosed in this Proxy Statement pursuant to the SEC's executive compensation disclosure rules, which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the executive compensation tables, is hereby approved.

As an advisory vote, this proposal is not binding on Apple, the Board, or the People and Compensation Committee. However, the People and Compensation Committee and the Board value the opinions expressed by shareholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding named executive officers.

We expect the next advisory Say on Pay vote will occur at the 2025 annual meeting of shareholders.

 **The Board recommends a vote FOR Proposal No. 3**

Vote Required
Approval of Proposal No. 3 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.







Shareholder Proposals



Shareholder Proposals

The following pages include proposals submitted by shareholders under Rule 14a-8.

At Apple, we believe business can and should be a force for good. Our teams around the world work to infuse Apple's deeply held values into everything we make. Apple engages with stakeholders as part of our commitment to advance meaningful change and find novel solutions to pressing challenges. We welcome dialogue regarding the issues presented in the proposals on the following pages. Apple has and continues to create effective programs designed to tackle challenges, and to communicate our progress through transparent reporting.

Our values flow through the technology we make, the way we make it, and how we care for people and the planet we share. These values — accessibility, education, environment, inclusion and diversity, privacy, racial equity and justice, and supplier responsibility — are central to how we do business. And we go further to address a comprehensive set of critical issues that matter to our Company and to our stakeholders. For more information about our progress across our programs and intiatives, including a detailed discussion of our assumptions, methodologies, standards, and metrics, refer to our topic-specific websites, reports, and other public information.

Our Commitment to Transparency

People and Environment in Our Supply Chain Report	apple.com/supplier-responsibility
Environmental Progress Report	apple.com/environment
Privacy Transparency Report	apple.com/privacy
App Store Transparency Report	apple.com/legal/more-resources/
Accessibility	apple.com/accessibility
Education	apple.com/education-initiative
Inclusion & Diversity	apple.com/diversity
Racial Equity & Justice Initiative Impact Overview	apple.com/racial-equity-justice-initiative
Human Rights Policy	apple.com/compliance/policies
Ethics and Compliance	apple.com/compliance
Covington & Burling's Civil Rights Assessment Report	investor.apple.com/leadership-and-governance
Jenner & Block's Workers' Rights Assessment Report	investor.apple.com/leadership-and-governance

We appreciate many of the concerns raised in the proposals and firmly believe these matters are being appropriately handled by our management team with oversight from our Board. While our current programs and reports may not in each case be exactly as prescribed in a proposal, our programs are carefully designed to further the long-term interests of our shareholders, our Company, our people, and our communities. We contacted all shareholders or their designated representatives that submitted proposals for consideration at the 2024 Annual Meeting to discuss their proposals and Apple's related policies and practices.

These proposals, including any supporting statements, are included as submitted to us by their proponents. Apple's opposition statement as well as the Board's voting recommendation immediately follow each shareholder proposal.



Shareholder Proposal	Board Voting Recommendation	Rationale
4	AGAINST	**EEO Policy Risk Report** • We are committed to nurturing a culture where every great idea can be heard and where everyone belongs, including those with differing viewpoints and ideologies. • Our policies, practices, and trainings already address the proposal's concern, and a report on potential risks to the Company of omitting "viewpoint" and "ideology" from our EEO Policy would not provide material additional information to shareholders.
5	AGAINST	**Report on Ensuring Respect for Civil Liberties** • Apple is committed to respecting human rights, including civil rights, freedom of expression, and access to information, and we review our procedures for administering the App Store for alignment with this commitment. • We already provide the requested information about the standards and procedures Apple uses to curate apps available in the App Store and about government orders to take down apps.
6	AGAINST	**Racial and Gender Pay Gaps** • We already have a comprehensive approach to promoting pay equity and diverse representation at every level of the Company, and since 2017 have achieved gender pay equity globally, as well as pay equity by race and ethnicity in the United States, and in 2022, we also achieved pay equity at the intersections of gender and race and ethnicity in our U.S. workforce. • We provide robust disclosure regarding our progress on diverse representation on our Inclusion and Diversity website, including with respect to hiring and leadership roles, and we believe our programs, policies, and transparency represent a more meaningful approach to pay equity and diverse representation than the approach set forth in the proposal.
7	AGAINST	**Report on Use of AI** • We are committed to responsibly advancing our products and services that use AI, have a robust approach to addressing ethical considerations across our business operations, and already provide resources and transparency on our approach to artificial intelligence and machine learning. • The scope of the requested report is extremely broad and could encompass disclosure of strategic plans and initiatives harmful to our competitive position and would be premature in this developing area.
8	AGAINST	**Congruency Report on Privacy and Human Rights** • We are deeply committed to respecting human rights and are transparent about our approach to complex situations and prioritizing engagement. • The requested report would not provide additional material information as our robust policies and disclosures are already publicly available.



Identification of Proponents

Proposals No. 4 through No. 8 were submitted for the Annual Meeting by a shareholder or shareholders who have represented to Apple that they have continuously been the beneficial owner of a sufficient amount of the Company's securities for a sufficient time period as required by Rule 14a-8. We will promptly provide you with the address and, to our knowledge, the number of voting securities held by the proponents of the shareholder proposals, upon receiving a written or oral request directed to Apple's Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA, or by phone at: (408) 974-3123.

Vote Required

Approval of Proposals 4-8 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.



Proposal No. 4
Shareholder Proposal

Apple has been advised that the National Center for Public Policy Research intends to submit the following proposal at the Annual Meeting.

EEO Policy Risk Report

RESOLVED

Shareholders request that Apple Inc. ("Apple") issue a public report detailing the potential risks associated with omitting "viewpoint" and "ideology" from its written equal employment opportunity (EEO) policy. The report should be available within a reasonable timeframe, prepared at a reasonable expense and omit proprietary information.

SUPPORTING STATEMENT

Apple does not explicitly prohibit discrimination based on viewpoint or ideology in its written EEO policy.

Apple's lack of a company-wide best practice EEO policy sends mixed signals to company employees and prospective employees and calls into question the extent to which individuals are protected due to inconsistent state policies and the absence of federal protection for partisan activities. Approximately half of Americans live and work in a jurisdiction with no legal protections if their employer takes action against them for their political activities.

Companies with inclusive policies are better able to recruit the most talented employees from a broad labor pool, resolve complaints internally to avoid costly litigation or reputational damage, and minimize employee turnover. Moreover, inclusive policies contribute to more efficient human capital management by eliminating the need to maintain different policies in different locations.

There is ample evidence that individuals with conservative viewpoints may face discrimination at Apple.

In general, Silicon Valley is hostile to right-of-center thought. At the 2019 annual meeting of Apple shareholders, an audience member told company CEO Tim Cook about her close friend who works at Apple and lives in fear of retribution every single day because she happens to be a conservative. What she described was the textbook definition of a hostile work environment. Apple has also refused requests to increase the viewpoint diversity of its board. [1] This also signals to employees that viewpoint discrimination is condoned if not encouraged.

Presently shareholders are unable to evaluate how Apple prevents discrimination towards employees based on their ideology or viewpoint, mitigates employee concerns of potential discrimination, and ensures a respectful and supportive work atmosphere that bolsters employee performance.

Without an inclusive EEO policy, Apple may be sacrificing competitive advantages relative to peers while simultaneously increasing company and shareholder exposure to reputational and financial risks.

We recommend that the report evaluate risks including, but not limited to, negative effects on employee hiring and retention, as well as litigation risks from conflicting state and company anti-discrimination policies.

---

(1)   https://www.mercurynews.com/2019/02/21/shareholders-to-vote-on-requiring-apple-to-disclose-board-nominees-ideology/



Apple's Statement in Opposition to Proposal No. 4

 **AGAINST**
Proposal No. 4

The Board recommends a vote AGAINST Proposal No. 4 because:

- we are committed to nurturing a culture where every great idea can be heard and where everyone belongs, including those with differing viewpoints and ideologies;
- our policies, practices, and trainings already address the proposal's concern, and a report on potential risks to the Company of omitting "viewpoint" and "ideology" from our EEO policy would not provide material additional information to shareholders; and
- our Board maintains active oversight of our Apple values, including inclusion and diversity, and of matters relating to Apple's people and teams.

At Apple, we are committed to treating everyone with dignity and respect and believe that both Apple and its shareholders benefit from nurturing a culture where everyone belongs.

We are committed to nurturing a culture where every great idea can be heard and where everyone belongs, including those with differing viewpoints and ideologies. Inclusion and diversity is one of Apple's values, which means we want every employee to feel a sense of belonging in the workplace, where their perspectives are respected, sought out, and considered fairly. We believe that when we create a workplace where everyone feels comfortable sharing their diverse experiences and perspectives, we remove the barriers that prevent people from being fully engaged and, in turn, facilitate creativity and productivity.

A culture of open dialogue and supportive feedback also requires respect, including for those with different points of view. That is why respect is a foundational element of our culture. It is necessary for great collaboration. It is necessary for great debate. It is necessary for our ideas, products, and services to be as great as they can be. We believe every employee has a role in making our workplace respectful and welcoming for everyone, which is why we require every Apple employee to participate in trainings on respect and inclusion.

Our policies already address the proposal's concern and therefore a report would not provide additional material information. Because our commitment to a respectful and inclusive workplace is broadly scoped and embedded across our policies, practices, and trainings, we believe the risk to Apple of omitting viewpoint or ideology specifically from our Equal Employment Opportunity Policy (EEO Policy) is low, and a report on potential risks would not provide material additional information to shareholders.

Apple's EEO Policy states that, "Apple is an equal opportunity employer and does not discriminate in recruiting, hiring, training, or promoting" on many specifically enumerated categories, including any "basis protected by law." This latter protection would include any state or local law that provides employees protection with respect to political activities or political affiliation, such as laws in locations like California, New York State, and Washington D.C. While the proponent's concerns are already addressed under applicable law, which flows through to our EEO Policy, our commitment to inclusion and respect is broader and permeates all our policies and practices.

Apple's Business Conduct and Compliance policies are foundational to how we do business and how we put our values into practice every day. In setting this foundation, our Business Conduct Policy states, "Apple is dedicated to maintaining a creative, diverse, inclusive, and supportive work environment, and does not tolerate discrimination or harassment of employees or non-employees with whom we have a business, service, or professional relationship," thus anchoring our goal of fostering acceptance and supporting diversity in all of its aspects, including diversity based on differing viewpoints and ideologies, in one of our main guiding policies. All employees are required to complete training on the Business Conduct Policy upon hiring and annually thereafter. And the training makes clear that maintaining a culture where our differences are celebrated is a responsibility shared by everyone at Apple.

We want to make sure we're doing everything we can to safeguard and reinforce a culture free from harassment and discrimination and to ensure employees feel fully empowered to report inappropriate or discriminatory conduct, without fear of retaliation. That is why we also offer a range of resources for employees to address questions and report concerns, including People Support, the Business Conduct Helpline, and the Business Conduct website, as well as an external reporting hotline. All matters are carefully and thoroughly reviewed, and our policy strictly prohibits any retaliation for reporting potential employee misconduct or participating in an investigation.



We also regularly engage our employees in surveys to learn about what's going well and how we can do better in areas like career development, manager performance, and inclusivity, and teams are encouraged to create action plans based on survey results. Notably, in our 2023 employee surveys, results indicate that employees feel accepted at Apple, and that they can comfortably share ideas and opinions that are different from their team's.

Our Board maintains active oversight. Our People and Compensation Committee assists the Board in its oversight of management's strategies, policies, and practices relating to Apple's people and teams, including with respect to inclusion and diversity, culture and employee engagement, talent recruitment, development, and retention, and our Audit Committee assists the Board in its oversight of matters relating to business conduct and legal and regulatory compliance. Further, our Nominating Committee oversees Apple's shareholder engagement strategy and response to shareholder proposals and oversaw Apple's recently completed Civil Rights Assessment published in July 2023.

 **For all the reasons above, the Board recommends a vote AGAINST Proposal No. 4**

Vote Required
Approval of Proposal No. 4 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.



Proposal No. 5
Shareholder Proposal

Apple has been advised that the American Family Association, represented by Bowyer Research, intends to submit the following proposal at the Annual Meeting.

Proposal: Report on Ensuring Respect for Civil Liberties

Resolved: Shareholders request the Board of Directors conduct an investigation and issue a report within the next 12 months, at reasonable cost and excluding proprietary information and disclosure of anything that would constitute an admission of pending litigation, evaluating the standards and procedures Apple Inc. ("Apple" or "the Company") uses to curate app content on its various platforms, and procedures by which the Company manages disputes between government interests and user rights.

Supporting Statement:

Given their facilitatory role in securing access to online services, the actions of major tech companies can significantly affect the businesses using their platforms and ignite concerns over limiting access to that content. Given their role in the online age, tech companies have a responsibility to use their influence to protect such inherent human rights as "freedom of thought, conscience, and religion," particularly for underprivileged and marginalized populations.

As shareholders of Apple Inc., we believe Apple is uniquely situated to help protect these rights and ought to commit to maintaining access to app services as a necessary consequence of its commitment to human rights. We are therefore greatly concerned at recent reports of Apple arbitrarily limiting content access within its online services, as detailed below. This censorship endangers Apple's trust with its users and jeopardizes Apple's stated commitments to human rights and providing quality products. Shareholders must know that Apple will meaningfully commit to protecting reliable app access as a crucial aspect of both good social policy and respecting its users' civil liberties.

Apple has defended the connection between human rights and technological access in its Commitment to Human Rights [1], further asserting its primary emphasis on maintaining users' "access to reliable information and helpful technology." Yet, recent actions call the veracity of such commitments into question.

Apple has been characterized by the 1792 Exchange as "leverag[ing] its corporate reputation and funds to support... groups hostile to freedom of expression," most recently the Chinese Communist Party (CCP). Reporting indicates Apple's removal of popular Quran [2] (Quran Majeed) and Bible [3] (Olive Tree) reading apps from its App Store in China, at the request of authorities within the CCP. Furthermore, as detailed in the 2022 edition of the Viewpoint Diversity Index [4], Apple does not provide a clear standard as to what apps are and not allowed on its platforms, indicating a concerning absence of protocol to determine what content is permissible [5], further amplified by recent concerns over Apple's threat to remove Twitter (X) from its App Store [6], a seemingly political swipe that conservative lawmakers have characterized as a "raw exercise of monopolistic power." [7] These actions conflict with Apple's stated Commitment to Human Rights and the interest of millions of Apple's users in reliably accessing content. Furthermore, the perception that Apple does not respect the civil liberties of its users and vendors creates significant reputational risk and risk of political backlash, threatening shareholder value.

(1)   https://s2.q4cdn.com/470004039/files/doc_downloads/gov_docs/2020/Apple-Human-Rights-Policy.pdf
(2)   https://www.bbc.com/news/technology-58921230
(3)   https://www.businessinsider.com/apple-takes-down-quran-bible-jehovahs-witenss-apps-in-china-2021-10
(4)   https://www.viewpointdiversityscore.org/business-index
(5)   https://1792exchange.com/pdf/?c_id=667
(6)   https://www.cnn.com/2022/11/28/tech/elon-musk-twitter-apple-app-store/index.html
(7)   https://www.forbes.com/sites/saradorn/2022/11/29/
       desantis-attacks-apple-for-allegedly-threatening-to-remove-musk-run-twitter-from-app-store-joining-other-republicans/?sh=52d24b8950d1



Apple's Statement in Opposition to Proposal No. 5

 **AGAINST**
Proposal No. 5

The Board recommends a vote AGAINST Proposal No. 5 because:

- Apple is committed to respecting human rights, including civil rights, freedom of expression, and access to information, and we review our procedures for administering the App Store for alignment with this commitment; and

- we already provide the requested information about the standards and procedures Apple uses to curate apps available in the App Store and about government orders to take down apps, all under the active oversight of our Board.

Since it launched in 2008, the App Store has proven to be a safe and trusted place to discover and download apps. We're committed to creating a great experience for customers and developers and review every app for compliance with our publicly posted App Store Review Guidelines to uphold the highest privacy, security, and content standards. And we report extensively about how our App Store operates.

We are committed to respecting human rights and freedom of expression. Across our products and services, we strive to reflect our respect for human rights, including privacy, freedom of expression, and non-discrimination, which is grounded in our Human Rights Policy. [1] We review our app review process for alignment with best practices and our human rights commitments. And we engage with external stakeholders that include United Nations bodies, nongovernmental organizations, investors, and human rights experts to seek feedback on issues such as freedom of expression and access to information. We're required to comply with local laws, and at times there are complex considerations and issues where we may disagree with governments and other stakeholders on the most appropriate path or outcome. In these instances, we prioritize engagement, advocating for the outcome we believe is in the best interests of our users — their privacy, their ability to express themselves, and their ability to access reliable information and helpful technology.

We already publicly provide the requested criteria that guide our App Store curation. The guiding principle of the App Store is simple — we want to provide a safe experience for users to get apps and a great opportunity for all developers to be successful. We do this by offering a highly curated App Store where apps are reviewed by specialists, and an editorial team helps users discover new apps every day. And we disclose the standards and procedures that we apply in reviewing apps in our publicly available App Store Review Guidelines. [2]

To fulfill our goals for the App Store, trained experts from our App Review team review every app and app update for compliance with the App Review Guidelines, a process outlined in our Digital Services Act Transparency Report. [3] The App Store review process is carried out by hundreds of human App Review specialists, representing 81 languages across three time zones. All App Review specialists charged with continuing review of apps published on the App Store receive comprehensive training when they join the App Review team. This training is supplemented by ongoing training so that specialists remain informed of new and emerging threats and issues. App Review specialists also receive language- and region-specific training that covers cultural and sensitivity issues as they relate to enforcing the App Store Review Guidelines. Difficult decisions are escalated to Apple's Executive Review Board, composed of senior leaders who have ultimate decision-making responsibility regarding the App Store, including app takedowns, further engagement, or an exploration of viable alternatives, as appropriate.

As part of the review process, Apple works hard to prevent illegal content from ending up on a country's storefront. Apple seeks to abide by the laws in the jurisdictions in which we operate, as all companies operating in such jurisdictions must do. Whenever possible, apps that are removed from the App Store will only be removed in countries and territories specific to the issue, and will remain available in locations that aren't impacted. If a developer believes their app should be reinstated on the App Store, they can appeal the removal.

---

(1)   investor.apple.com/Apple-Human-Rights-Policy

(2)   developer.apple.com/app-store/review/guidelines/

(3)   apple.com/legal/dsa/transparency/eu/app-store/2310/



We already provide the requested reporting about government orders to take down apps. Apple reports transparently and comprehensively on our efforts to help keep the App Store a safe and trusted place for users to find the apps they love. For calendar year 2022, we expanded our prior biannual transparency reporting, which was focused on app removal requests by law enforcement and regulatory agencies, to offer a comprehensive App Store Transparency Report.[4]

In the App Store Transparency Report, we disclose:

- the number of all apps removed, broken out by app category (e.g. games, utilities, business, education, etc.), with further break-out by country and region;

- the number of all apps removed for policy violations, broken out by App Store Review Guideline or Developer Program License Agreement provision violated, with further break-out by country and region;

- the number of all apps removed pursuant to government requests to remove illegal content, broken out by government entity and law cited;

- the number of appeals of app removals, broken out by country and region; and

- the number of app restorations after appeals, broken out by country and region.

The App Store Transparency Report helps give developers and the public a comprehensive and transparent view of how our guidelines work in practice, including with respect to government takedowns.

We provide notice to developers of removed apps. In addition to the information in the App Store Transparency Report, we provide notice directly to the affected developer when an app is removed from the App Store, and the developer can appeal the removal if they believe the removal was made in error. In the case of a government request to remove an app from the App Store, Apple has established a procedure so that the notice to the developer includes details regarding the legal authority making the request and the legal basis that the authority cites for doing so. This notice and appeal procedure is publicly disclosed on our website for developers.[5]

We believe our approach of providing notice directly to developers best meets their interests and expectations as it leaves the avenues of redress in their hands without publishing potentially sensitive information. A developer can, however, always elect to make the details of the government request more widely available if they choose to do so.

Our Board maintains active oversight. Apple's Board is responsible for overseeing and periodically reviewing Apple's Human Rights Policy, while Apple's General Counsel is responsible for its ongoing implementation and reports to the Board and its committees on progress and any significant issues identified in the diligence process. The Board is also regularly updated on the App Store business, including legal and regulatory matters. Our Audit Committee assists the Board in monitoring our significant business risks, including operational and reputational exposures that may relate to compliance with governmental laws, regulations, and orders, or to human rights issues. And our Nominating Committee assists the Board in its oversight of Apple's strategies, policies, and practices relating to environmental and social matters, and oversaw our recently completed Civil Rights Assessment published in July 2023.

 **For all the reasons above, the Board recommends a vote AGAINST Proposal No. 5**

Vote Required
Approval of Proposal No. 5 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

---

(4) apple.com/legal/more-resources/docs/2022-App-Store-Transparency-Report.pdf

(5) developer.apple.com/support/app-store/



Proposal No. 6
Shareholder Proposal

Apple has been advised that Anmol Mehra, represented by Arjuna Capital, intends to submit the following proposal at the Annual Meeting.

Racial and Gender Pay Gaps

Whereas: Pay inequities persist across race and gender and pose substantial risk to companies and society at large. Black workers' hourly median earnings represent 81 percent of white wages. The median income for women working full time is 83 percent that of men. Intersecting race, Black women earn 64 percent, Native women 51 percent, and Latina women 54 percent. At the current rate, women will not reach pay equity until 2059, Black women until 2130, and Latina women until 2224. [1]

Citigroup estimates closing minority and gender wage gaps 20 years ago could have generated 12 trillion dollars in additional income. PwC estimates closing the gender pay gap could boost Organization for Economic Cooperation and Development countries' economies by 2 trillion dollars annually. [2]

Actively managing pay equity is associated with improved representation, and diversity is linked to superior stock performance and return on equity. [3] Minorities represent 58 percent of Apple's workforce and 45 percent of leadership. Women represent 35 percent of Apple's workforce and 32 percent of leadership. [4]

Best practice pay equity reporting consists of two parts:

1. *unadjusted* median pay gaps, assessing equal opportunity to high paying roles,
2. statistically *adjusted* gaps, assessing pay between minorities and non-minorities, men and women, performing similar roles.

Apple reports only statistically adjusted gaps but ignores unadjusted gaps, which address structural bias women and minorities face regarding job opportunity and pay, particularly when men hold most higher paying jobs. Median pay gaps show, quite literally, how Apple assigns value to employees through the roles they inhabit and pay they receive. Median gap reporting also provides a digestible and comparable data point to determine progress over time.

Racial and gender median pay gaps are accepted as *the* valid way of measuring pay inequity by the United States Census Bureau, Department of Labor, Organization for Economic Cooperation and Development, and International Labor Organization. The United Kingdom and Ireland mandate disclosure of median gender pay gaps. For its United Kingdom employees, Apple reports a median hourly and bonus gender pay gap of 13 percent. [5]

Resolved: Shareholders request Apple report on *median* pay gaps across race and gender, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

Racial/gender pay gaps are defined as the difference between non-minority and minority/male and female *median* earnings expressed as a percentage of non-minority/male earnings (Wikipedia/OECD, respectively).

Supporting Statement: An annual report adequate for investors to assess performance could, with board discretion, integrate base, bonus and equity compensation to calculate:

- percentage median gender pay gap, globally and/or by country, where appropriate
- percentage median racial/minority/ethnicity pay gap, US and/or by country, where appropriate

---

(1) https://static1.squarespace.com/static/5bc65db67d0c9102cca54b74/t/622f4567fae4ea772ae60492/1647265128087/Racial+Gender+Pay+Scorecard+2022+-+Arjuna+Capital.pdf

(2) Ibid.

(3) Ibid.

(4) https://www.apple.com/diversity/

(5) https://images.apple.com/legal/more-resources/docs/uk-gender-pay-gap-report-2022.pdf



Apple's Statement in Opposition to Proposal No. 6

 **AGAINST**
Proposal No. 6

The Board recommends a vote AGAINST Proposal No. 6 because:

- we already have a comprehensive approach to promoting pay equity and diverse representation at every level of the Company, and since 2017 have achieved gender pay equity globally, as well as pay equity by race and ethnicity in the United States, and since 2022, we have also achieved pay equity at the intersections of gender and race and ethnicity in our U.S. workforce;

- we also provide robust disclosure of our workforce representation on our Inclusion and Diversity website, including with respect to hiring and leadership roles, and we believe our programs, policies, and transparency represent a more meaningful approach to pay equity and diverse representation than the approach set forth in the proposal;

- we have strong programs and policies in place to foster an inclusive culture and promote diverse representation, and provide comprehensive benefits and competitive compensation; and

- inclusion and diversity is one of our Apple values, and our Board maintains active oversight of this area, we have a dedicated Vice President of Inclusion and Diversity, and we include a modifier based on Apple values and key community initiatives in the annual cash incentive program for our executives, reflecting our commitment to promoting values-driven leadership.

At Apple, we're always building on our long-standing commitment to make our Company more inclusive and diverse and provide for equitable pay for all employees.

We are committed to promoting pay equity and diverse representation through our comprehensive approach. Consistent with our commitment to be a leader in pay equity, every year we conduct a robust pay equity analysis encompassing the base salary, bonuses, and stock awards of 100% of our employees that utilizes sophisticated data inputs to assess appropriate compensation bands for each employee, and adjustments are made wherever employees fall below the appropriate range. These metrics are assessed by a third-party firm that evaluates compensation across all of Apple using statistical modeling. We continuously review and seek to improve the accuracy of this analysis and also review gaps within each line of business to determine whether there are any clusters in particular areas of the business that require further analysis.

To further promote pay equity, it is our policy not to ask employee candidates for compensation history, and our recruiters develop offers of employment based on location of hire, job level, and job title. In addition, during our annual compensation planning process, our People team uses analytics to assess promotion rates, performance ratings distribution, and pay metrics for women compared to men and, in the United States, for underrepresented groups compared to non-underrepresented groups. We also seek to pay competitive wages across our global operations, and all employees are eligible to become shareholders in the Company through our discretionary stock programs.

The results of our efforts to achieve pay equity are tangible. Since 2017, we have achieved gender pay equity globally, as well as pay equity by race and ethnicity in the United States. Since 2022, we have also achieved pay equity at the intersections of gender and race and ethnicity in our U.S. workforce. In July 2023, we published a third-party Civil Rights Assessment report prepared by former U.S. Attorney General Eric Holder and his team at Covington & Burling LLP, which describes the significant resources Apple has invested to rigorously track and manage pay equity across Apple.

Consistent with our goal of promoting equal employment opportunity, we also continue to focus on increasing diverse representation at every level of the Company to help Apple identify the best talent in the world, and become an even better reflection of the world we live in. We do that by taking a comprehensive approach, from expanding our diversity outreach efforts, including our ties with Historically Black Colleges and Universities (HBCUs), Hispanic-Serving Institutions (HSIs), and other organizations that serve and engage talent from underrepresented communities, and having more diverse interview panels and candidates so that diversity is reflected at every stage of the hiring process, to fostering an inclusive culture and empowering communities.



Taking into consideration the comprehensive approach we have and continue to promote with respect to pay equity, and given the diverse roles in our workforce and global operations, we do not believe a single median pay figure is a meaningful metric for Apple. This statistic seeks to compare the median of two employees whose compensation happens to fall at the midpoint of a pay distribution and does not account for valid factors that affect pay, such as role, skills, qualifications, location, country, performance, and experience. Our shareholders would not benefit from a substitute measure for our progress toward a more inclusive workforce, particularly one that does not lend itself to company-to-company comparison due to the highly divergent composition of workforces based on industry and location.

Apple fosters an inclusive culture to promote diverse representation. At Apple, we believe building an inclusive culture rooted in community helps everyone, in every part of Apple, feel supported, valued, connected, and empowered to do the best work of their lives. From day one, Apple employees have access to our career development programs, ongoing inclusion and diversity education, and support throughout their career journeys. For example, our global Career Experiences program enables hands-on development opportunities for Apple Store, service, and support team members by creating months-long rotations in technical, operations, and corporate functions across Apple. Participants can build new skills, explore an aspirational role up close, and gain in-role experience, while host teams benefit from the unique customer-facing perspectives, talents, and passions of participants.

Further, all our employees are required to complete inclusion training, which reiterates our policies against harassment and discrimination. In addition, all our managers are required to take inclusive leadership training, which emphasizes their responsibility in creating and fostering a safe, inclusive, and harassment-free environment for all of their employees.

For more than 35 years, Apple employees have found community and connection in our Diversity Network Associations (DNAs). These employee-led groups foster a culture of belonging through education, leadership, development, networking, and volunteering, while also encouraging the kind of open dialogue that leads to stronger allyship across Apple. Today, over 60,000 Apple employees across the globe belong to groups like Accessibility@Apple, AsianPacific@Apple, Beacon@Apple, Black@Apple, Familia@Apple, Indigenous@Apple, Pride@Apple, SouthAsian@Apple, Women@Apple, and more.

Apple empowers communities. Our work to increase representation doesn't stop at our own doors, and we believe our work supporting and empowering our communities will also help increase diverse representation in our workforce. We are committed to supporting and empowering communities around the world, and to date have committed more than $200 million to Apple's Racial Equity and Justice Initiative (REJI). This funding supports projects and partnerships across three priority areas: education, economic empowerment, and criminal justice reform.

Apple also supports two distinct learning and innovation hubs — the Propel Center and the Global HSI Equity Innovation Hub — focused on building a diverse ecosystem of leaders. With more than 75 percent of HBCUs now engaged with Propel, the opportunity to reach and serve thousands of HBCU faculty and students at scale is significant. And with more than 500 HSIs now reaching over 2.2 million undergraduate students across the United States, the Global HSI Equity Innovation Hub will collaborate with other California State University campuses and HSIs throughout the country to accelerate educational equity while providing skills to support post-graduation success.

And in collaboration with Michigan State University, we launched our Apple Developer Academy in Detroit — our first in the United States — to prepare students from all backgrounds for jobs in the iOS app economy. And in 2022, we established a partnership with London's Southbank Centre, which represents Apple's first REJI expansion in Europe. In addition to the fundamentals of coding, academy participants learn skills like design, marketing, and project management, with an emphasis on inclusivity and making a positive impact in their communities.

We already provide robust transparent reporting and are working to further expand it in response to new regulations globally. Consistent with our goal of promoting equal employment opportunity, we continue to focus on increasing diverse representation at every level of the Company to help Apple identify the best talent in the world, and become an even better reflection of the world we live in. We are proud of the progress we have made, and share our progress on our Inclusion and Diversity website, which provides data on the ratio of women and people from underrepresented communities in our workforce, as well as within tech, nontech, leadership, retail, and retail leadership roles. We also share on our website statistics regarding hiring for leadership positions. And we have been making our Federal Employer Information Report EEO-1 publicly available since 2015 in the spirit of further transparency.



In addition, numerous jurisdictions globally are at different stages of adoption and implementation of legislation requiring the disclosure of pay gap metrics across a company's workforce. Apple is actively evaluating and preparing for these disclosures, incorporating learnings to its existing programs. As a result, the requested report will be redundant and not confer any additional benefits to shareholders.

Our Board maintains active oversight. Inclusion and diversity is one of our Apple values and our Board and its committees maintain active oversight of this area. The Board receives regular updates on diversity initiatives from our dedicated Vice President of Inclusion and Diversity, whose work aids in the hiring, development, and retention of world-class talent, at all levels, that reflects the customers and communities we engage with.

Our People and Compensation Committee is tasked with assisting the Board in its oversight of Apple's strategies, policies, and practices relating to its people and teams, including with respect to pay equity, inclusion and diversity, culture and employee engagement, talent recruitment, development, and retention. The People and Compensation Committee also includes a modifier based on Apple's values and key community initiatives in the annual cash incentive program for our executives, reflecting our commitment to promoting values-driven leadership.

And our Nominating Committee is tasked with assisting the Board in its oversight of strategies, policies, and practices relating to environmental and social matters and oversaw Apple's Civil Rights Assessment published in July 2023.

 **For all the reasons above, the Board recommends a vote AGAINST Proposal No. 6**

Vote Required
Approval of Proposal No. 6 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.



Proposal No. 7
Shareholder Proposal

Apple has been advised that the AFL-CIO Equity Index Funds, represented by Segal Marco Advisors, intends to submit the following proposal at the Annual Meeting.

Report on Use of AI

RESOLVED: Shareholders request that Apple Inc. prepare a transparency report on the company's use of Artificial Intelligence ("AI") in its business operations and disclose any ethical guidelines that the company has adopted regarding the company's use of AI technology. This report shall be made publicly available to the company's shareholders on the company's website, be prepared at a reasonable cost, and omit any information that is proprietary, privileged, or violative of contractual obligations.

Supporting Statement

If adopted, this proposal asks our company to issue a transparency report on the company's use of AI technology and to disclose any ethical guidelines that the company has adopted regarding AI technology. We believe that adopting an ethical framework for the use of AI technology will strengthen our company's position as a responsible and sustainable leader in its industry. By addressing the ethical considerations of AI in a transparent manner, we can build trust among our company's stakeholders and contribute positively to society.

The adoption of AI technology into business raises a number of significant social policy issues. For example, the use of AI in human resources decisions may raise concerns about discrimination or bias against employees. The use of AI to automate jobs may result in mass layoffs and the closing of entire facilities. AI may be used in ways that violate the privacy of customers and members of the public. AI technology may be used to generate "deep fake" media content that may result in the dissemination of false information in political elections.

The White House Office of Science and Technology Policy has developed a set of ethical guidelines to help guide the design, use, and deployment of AI. These five principles for an AI Bill of Rights are 1) safe and effective systems, 2) algorithmic discrimination protections, 3) data privacy, 4) notice and explanation, and 5) human alternatives, consideration, and fallback. (White House Office of Science and Technology Policy, "Blueprint for an AI Bill of Rights: Making Automated Systems Work for the American People," October 2022, available at https://www.whitehouse.gov/ostp/ai-bill-of-rights).

We believe that the adoption of ethical guidelines for the use of AI can help improve our company's bottom line by avoiding costly labor disruptions. In 2023, writers and performers went on strike against the Alliance of Motion Picture and Television Producers in part over concerns that the use of AI technology to create media content will infringe on the intellectual property and publicity rights of writers and performers and potentially displace human creators. (Wall Street Journal, "Hollywood's Fight: How Much AI Is Too Much?," July 31, 2023, available at https://www.wsj.com/articles/at-the-core-of-hollywoods-ai-fight-how-far-is-too-far-f57630df).

In our view, AI systems should not be trained on copyrighted works, or the voices, likenesses and performances of professional performers, without transparency, consent and compensation to creators and rights holders. We also believe that AI should not be used to create literary material, to replace or supplant the creative work of professional writers.

For these reasons, we urge you to vote FOR this shareholder proposal.



Apple's Statement in Opposition to Proposal No. 7

 **AGAINST**

Proposal No. 7

The Board recommends a vote AGAINST Proposal No. 7 because:

- we are committed to responsibly advancing our products and services that use artificial intelligence and already provide resources and transparency on our approach to artificial intelligence and machine learning, all under the active oversight of our Board; and
- the scope of the requested report is extremely broad and could encompass disclosure of strategic plans and initiatives harmful to our competitive position and would be premature in this developing area.

At Apple, we believe the measure of any great innovation is the positive impact it has on people's lives. It's why we work every day to make our technology an even greater force for good. Today, our teams around the world work to infuse Apple's deeply held values into everything we make. That work can take many forms. But whether we're protecting the right to privacy, designing technology that is accessible to all, or using more recycled materials in our products than ever, we are always working to make a difference for the people we serve and the planet we inhabit.

Apple has a robust approach to addressing ethical considerations across our business operations and that addresses the issues raised in the proposal. We believe it's important to be deliberate and thoughtful in the development and deployment of artificial intelligence, and that companies think through the consequences of new technology before releasing it — something we've always been deeply committed to at Apple. Social issues raised in the proposal, like discrimination, bias, and privacy may be implicated by AI technologies, but are not unique to the application of AI. Accordingly, our existing guidelines, policies, and procedures already address the social issues raised, as described below.

Our approach to human rights: In all of our work, Apple's values are a driving force. We're deeply committed to respecting internationally recognized human rights in our business operations, [1] and align our efforts with the business and human rights due diligence process set forth in the United Nations Guiding Principles on Business and Human Rights. As part of our processes, we conduct due diligence to identify risks and work to mitigate them. This includes identification of salient human rights risks across our organization through internal risk assessments and external industry-level third-party audits, as well as through communication channels maintained with rights holders and other stakeholders.

In 2023, we published a Civil Rights Assessment report prepared by former U.S. Attorney General Eric Holder and his team at Covington & Burling LLP. The report reviews Apple's extensive efforts to respect civil rights and promote equity, diversity, and inclusion, and live by its core values, including accessibility, inclusion and diversity, and privacy. These efforts, many of which began years ago, are reflected in Apple's current policies and practices, which are detailed in Covington's report.

Our approach to transparency: Apple's world-class machine learning and AI research team, led by our Senior Vice President of Machine Learning and AI Strategy, collaborates with teams across Apple to drive breakthrough advancements in machine learning, and we have a dedicated Apple Machine Learning Research website [2] where we provide meaningful visibility into our machine learning research and aim to make our products and services incorporating machine learning easy to understand. We also publish Human Interface Guidelines, [3] including dedicated sections on Inclusion, Accessibility, Privacy, and Machine Learning, among others, to support developers in their work to build inclusive apps that put people first by prioritizing respectful communication and presenting content and functionality in ways that everyone can access and understand. Further, we provide tools, documentation, sample code, and design best practices to help developers make their apps more accessible.

(1)   investor.apple.com/Apple-Human-Rights-Policy

(2)   machinelearning.apple.com

(3)   developer.apple.com/design/human-interface-guidelines/



In addition to our machine learning research website and our Human Interface Guidelines, Apple also reports extensively on our commitment to inclusion and diversity[4] and privacy[5] throughout our business. We believe these disclosures provide a robust level of transparency to assure stakeholders of our commitment to values-driven development while balancing the need to protect the proprietary information that is foundational to our business.

Our approach to inclusive design: We strive to build products and services aligned with our values and human rights commitments, as noted in the Civil Rights Assessment report. To cite just a few examples, Apple is engaged in an ongoing process to make Siri a more inclusive and accessible feature, including by engaging socio-linguist experts to improve speech recognition accuracy rates for users of different ethnic/racial, gender, and geographic backgrounds and working in partnership with Black and African American Vernacular English-speaking volunteers. Additionally, in developing Face ID, Apple appreciated from the outset that facial recognition algorithms had been associated with divergent error rates across demographic groups and so worked with volunteer participants from around the world to include a representative group of people accounting for gender, age, ethnicity, disability, and other factors. And we're taking steps to advance equity in our cameras' person recognition features. As a result, the machine learning models used in camera technology aim to show similar performance across various age groups, genders, ethnicities, skin tones, and other attributes.

Our approach to privacy: We also believe that privacy is a fundamental human right, and we're constantly innovating to give users more transparency and control over their data. We regularly engage with civil society representatives globally on various privacy and freedom of expression issues, including privacy by design and encryption, and our Privacy Policy[6] and service-specific privacy notices[7] reflect our belief that privacy must remain a top priority in all that we do. Our management Privacy Steering Committee sets privacy standards for teams across Apple and acts as an escalation point for addressing privacy compliance issues. The committee is chaired by Apple's General Counsel and its members include Apple's Senior Vice Presidents of Machine Learning and AI Strategy, Software, and Services, and a cross-functional group of senior representatives from across the business.

The scope of the requested report is overly broad and could encompass disclosure of strategic plans and initiatives harmful to our competitive position. This proposal addresses our use of artificial intelligence across our "business operations." The proposal does not focus on any specific novel use of AI at Apple and, in fact, references well-established applications of software such as automation of systems. Broadly defined, the requested report could encompass every aspect of our business, including whether and how we use automated systems in, for example, product development and research, supply chain management, financial management and planning, efficient management of energy use throughout our physical plant and buildings, monitoring of cyber and physical security at our facilities, coordinating employee benefit or other personnel programs, and conducting a wide range of other aspects of our business operations.

Beyond our business operations, due to its broad nature, the requested report would cover virtually every product and service Apple currently offers. To cite a few examples, Siri™, which has been available for more than a decade, Personal Voice and Live Voicemail included in iOS 17, and life saving features like Fall Detection, Crash Detection, and ECG, would simply not be possible without the use of artificial intelligence and machine learning. The broad scope of the proposal therefore speaks against preparing the report requested, especially as the proponent does not point to any specific use of AI at Apple that raises concerns. Not only would the report encompass every aspect of our operations and nearly every product or service we build, it could also cover competitively harmful disclosure of confidential research and development activities.

The AI regulatory landscape is rapidly evolving. Apple has been and will continue to be deliberate and thoughtful in the development and deployment of artificial intelligence. However, this proposal is premature in asking for a dedicated report when the landscape is just starting to emerge and regulators around the world are actively engaged in new rulemaking.

---

(4)   apple.com/diversity/

(5)   apple.com/privacy/

(6)   apple.com/legal/privacy

(7)   apple.com/legal/privacy/data/



Our Board maintains active oversight. Apple's Board plays a vital and important role overseeing this work. The Board is responsible for overseeing and periodically reviewing our Human Rights Policy, while Apple's General Counsel is responsible for its ongoing implementation, and reports to the Board and its committees on our progress and any significant issues identified during the diligence process. The Board also oversees corporate and product strategy and receives regular updates on emerging technologies, such as artificial intelligence and machine learning. Our Audit Committee assists the Board in monitoring our significant business risks, including operational and reputational exposures that may relate to human rights issues. The Audit Committee also reviews reports on privacy and data security matters from Apple's General Counsel, and from the heads of Information Security, Business Conduct and Compliance, Business Assurance, and Internal Audit. These reports include updates on Apple's privacy program, risk management, and relevant legislative, regulatory, and technical developments.

Our People and Compensation Committee is tasked with assisting the Board in its oversight of strategies, policies, and practices relating to our people and teams, including with respect to inclusion and diversity, culture and employee engagement, talent recruitment, development, and retention. And our Nominating Committee is tasked with assisting the Board in its oversight of strategies, policies, and practices relating to environmental and social matters and oversaw Apple's Civil Rights Assessment published in July 2023.

 **For all the reasons above, the Board recommends a vote** **AGAINST** **Proposal No. 7**

Vote Required

Approval of Proposal No. 7 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.



Proposal No. 8
Shareholder Proposal

Apple has been advised that the National Legal and Policy Center intends to submit the following proposal at the Annual Meeting.

Congruency Report on Privacy and Human Rights

WHEREAS: Inconsistency and incongruity persist between articulated and published policies and actual practices and operations, and pose substantial risk to companies, their customers, and society at large.

Apple Inc. (the "Company") "believe[s] security shouldn't come at the expense of individual privacy." [1] Its published "commitment to human rights" espouses the following principles: [2]

- "We believe in the power of technology to empower and connect people around the world …"

- "Our human rights policy governs how we treat everyone—from our customers and teams to our business partners …"

- "We … make technology for people that respects their human rights, [and] empowers them with useful tools and information …"

- "We believe in the critical importance of an open society in which information flows freely, and we're convinced the best way we can continue to promote openness is to remain engaged, even where we may disagree with a country's laws …"

- "We work every day to make quality products … available to our users in a way that respects their human rights. We're required to comply with local laws, and at times there are complex issues about which we may disagree with governments …"

While any freedom-loving individual would likely admire such principles, Apple appears to implement — or rescind — them inconsistently across countries where it conducts business, and incongruently with its principles.

For example in China, the Company severely restricted use of its AirDrop wireless filesharing feature on users' iPhones during protests against Chairman Xi Jinping's "zero COVID" policies in late 2022. [3] Similarly, in 2017 Apple removed the *New York Times*'s apps from the App Store in China in 2017, [4] and removed apps including HKmap.live and Quartz from its offerings, during the protests in Hong Kong in 2019. [5]

Yet upon the invasion into Ukraine, the Company halted the sale of all its products in Russia and stopped exports into the country. [6] "We are deeply concerned about the Russian invasion of Ukraine and stand with all of the people who are suffering as a result of the violence," said an Apple spokesman. As a result, Apple stood to lose as much as $1.14 billion (U.S.) annually in iPhone sales alone, and the decision removed access to Apple's critical communications and services for victims of the war. [7]

Considering these examples, it appears the Company's principles to "empower and connect people" as "a force for good" – while remaining "engaged" even where it disagrees with a government and its laws, by still making its products "available" to users – has its limits.

Resolved: Shareholders request the Board of Directors issue a report by March 31, 2025, at reasonable cost and omitting proprietary or confidential information, analyzing the congruency of the Company's privacy and human rights policy positions with its actions, especially in such places as war zones and under oppressive regimes, as they impact how the Company maintains its reputation, viability and profitability.

(1)   https://www.apple.com/privacy/government-information-requests/
(2)   https://s2.q4cdn.com/470004039/files/doc_downloads/gov_docs/2020/Apple-Human-Rights-Policy.pdf
(3)   https://www.cnn.com/2022/11/11/business/china-apple-airdrop-function-restricted-hnk-intl/index.html
(4)   https://money.cnn.com/2017/01/05/technology/apple-nyt-china-app-store-remove/
(5)   https://www.cnn.com/2019/10/10/media/quartz-china-apple-app-store
(6)   https://www.npr.org/2022/03/0l/1083776364/apple-russia-pauses-sales-stops-exports
(7)   https://www.business-standard.com/article/international/apple-to-lose-3-mn-in-iphone-sales-daily-after-russia-pull-out-122030701009_1.html



Apple's Statement in Opposition to Proposal No. 8

 **AGAINST**
Proposal No. 8

The Board recommends a vote AGAINST Proposal No. 8 because:

- Apple is deeply committed to respecting human rights;
- we are transparent about our approach to complex situations and prioritizing engagement; and
- our robust policies and disclosures are publicly available, and our Board maintains active oversight of these areas, and therefore the requested report would not provide additional material information.

Apple has long been committed to respecting human rights, and we view that commitment as a core part of our values and our mission to enrich people's lives. We also believe privacy is a fundamental human right and innovate to build industry-leading privacy and security features into our products.

We strive to conduct business ethically, honestly, and in compliance with applicable laws and regulations. We have an effective governance and risk management structure to oversee this work, and we report transparently on our efforts.

Apple is deeply committed to respecting human rights. At Apple, our North Star is creating great technology that empowers our customers and enriches their lives. People come first in everything we do, and our respect for human rights includes our commitment to seeing that everyone is treated with dignity and respect.

In 2020, our Board adopted Apple's Human Rights Policy. [1] The policy governs how we treat everyone, including people at every level of our supply chain, as well as our customers, our employees, and our business partners. We are deeply committed to respecting internationally recognized human rights in our business operations, as set out in the United Nations International Bill of Human Rights and the International Labour Organization's Declaration on Fundamental Principles and Rights at Work. Moreover, our approach is guided by the United Nations' Guiding Principles on Business and Human Rights and reflects feedback that we have heard from our shareholders, as well as civil and human rights organizations and other stakeholders. Our commitment to human rights extends to every facet of our business, from working to safeguard security and user privacy in our products and promoting freedom of expression and access to information on our platforms to providing a safe and respectful environment for all people in our supply chain.

In July 2023, we published our Civil Rights Assessment report prepared by former U.S. Attorney General Eric Holder and his team at Covington & Burling LLP. The report reviews Apple's extensive efforts to respect civil rights and to promote diversity, equity, and inclusion and live by its core values, including accessibility, inclusion and diversity, and privacy. These efforts, many of which began years ago, are reflected in Apple's current policies and practices, which are detailed in Covington's report.

We are transparent about our approach to complex situations and commitment to engagement. We're required to comply with local laws, and at times there are complex considerations and issues where we may disagree with governments and other stakeholders on the most appropriate path or outcome. In these instances, we prioritize engagement, advocating for the outcome we believe is in the best interests of our users — their privacy, their ability to express themselves, and their ability to access reliable information and helpful technology.

Our Human Rights Policy specifies that, in keeping with the UN Guiding Principles, where national law and international human rights standards conflict, "we respect national law while seeking to respect the principles of internationally recognized human rights."

---

(1)   investor.apple.com/Apple-Human-Rights-Policy



Our robust policies and disclosures are publicly available and the requested report would not provide additional material information. We publish extensive reports on how our efforts align with our human rights and privacy policies, so the requested report would not provide shareholders with any additional material information. For example:

- **App Store Review Guidelines:** we disclose the standards and procedures that we apply in reviewing apps in our publicly available App Store Review Guidelines[2] and on our Developer Support website.[3] The guiding principle of the App Store is simple — we want to provide a safe experience for users to get apps and a great opportunity for all developers to be successful. We do this by offering a highly curated App Store where apps are reviewed by experts, and an editorial team helps users discover new apps every day.

- **App Store Transparency Report:** we report transparently and comprehensively on our efforts to help keep the App Store a safe and trusted place for users to find the apps they love. Beginning with the 2022 calendar year, we expanded our prior biannual transparency reporting, which was focused on app removal requests by law enforcement and regulatory agencies, to offer a comprehensive App Store Transparency Report.[4]

- **Privacy:** our Privacy website[5] sets out Apple's privacy features that demonstrate our commitment to our core value of privacy, and our Privacy Policy[6] and service-specific privacy notices[7] provide clear explanations of how we collect, use, and store information.

- **Supplier Responsibility:** our People and Environment in Our Supply Chain – 2023 Annual Progress Report[8] describes how Apple upholds the highest standards across our supply chain, in our care for people and the planet, and our Supplier Code of Conduct[9] requires the companies we do business with to abide by rigorous labor, health and safety, and environmental standards, and to respect the fundamental human rights of all people. We set standards, and we verify they're met through independent, third-party assessments.

- **Environment:** our Environmental Progress Report[10] describes how Apple's efforts align with our Human Rights Policy by maintaining "the highest standards in our due diligence and respect for human rights," and setting out Apple's goals and progress.

Our Board maintains active oversight of these areas. Apple's Board is responsible for overseeing and periodically reviewing Apple's Human Rights Policy, while Apple's General Counsel is responsible for its ongoing implementation and reports to the Board and its committees on progress and any significant issues identified in the diligence process. The Board is also regularly updated on the App Store business, including legal and regulatory matters. Our Audit Committee assists the Board in monitoring our significant business risks, including operational and reputational exposures that may relate to compliance with governmental laws, regulations, and orders, or to human rights issues. And our Nominating Committee assists the Board in its oversight of Apple's strategies, policies, and practices relating to environmental and social matters, and oversaw our recently completed Civil Rights Assessment published in July 2023.

 **For all the reasons above, the Board recommends a vote AGAINST Proposal No. 8**

Vote Required
Approval of Proposal No. 8 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

---

(2) developer.apple.com/app-store/review/guidelines/

(3) developer.apple.com/support/app-store/

(4) apple.com/legal/more-resources/docs/2022-App-Store-Transparency-Report.pdf

(5) apple.com/privacy/

(6) apple.com/legal/privacy/en-ww/

(7) apple.com/legal/privacy/data/

(8) apple.com/supplier-responsibility/pdf/Apple_SR_2023_Progress_Report.pdf

(9) apple.com/supplier-responsibility/pdf/FY23-Supplier-Code-of-Conduct-and-Supplier-Responsibility-Standards.pdf

(10) apple.com/environment/pdf/Apple_Environmental_Progress_Report_2023.pdf



Other Matters

Apple knows of no other matters to be submitted to shareholders at the Annual Meeting, other than the proposals identified in this Proxy Statement. If any other matters properly come before shareholders at the Annual Meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby on those matters in accordance with their best judgment.



Other Information



Audit and Finance Committee Report

As of November 1, 2023, the date of this report, the Audit and Finance Committee consisted of four members: Ron Sugar, who serves as the Chair of the Committee, James Bell, Monica Lozano, and Sue Wagner. Each member is an independent director under Nasdaq and SEC rules, and meets the standards for committee independence as set forth in Apple's Corporate Governance Guidelines. The Audit and Finance Committee has the duties and powers described in its written charter adopted by the Board. A copy of the charter is available on Apple's website at investor.apple.com/leadership-and-governance. The Audit and Finance Committee assists the Board's oversight and monitoring of:

- Apple's financial statements and other financial information provided by Apple to its shareholders and others;
- compliance with legal, regulatory, and public disclosure requirements;
- the independent auditors, including their qualifications and independence;
- Apple's system of internal controls, including the internal audit function;
- treasury and finance matters;
- enterprise risk management, privacy, and data security;
- and the auditing, accounting, and financial reporting process generally.

The Audit and Finance Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of Apple's financial statements.

The Audit and Finance Committee is responsible for the appointment, compensation, retention, and oversight of the work performed by Apple's independent registered public accounting firm, Ernst & Young LLP. In fulfilling its oversight responsibility, the Audit and Finance Committee carefully reviews the policies and procedures for the engagement of the independent registered public accounting firm, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors, and the extent to which the independent registered public accounting firm may be retained to perform non-audit services.

Ernst & Young has served as Apple's independent registered public accounting firm since 2009 and rotates its lead audit engagement partner every five years. The Audit Committee is directly involved in the selection of the lead engagement partner.

Apple maintains an auditor independence policy that, among other things, prohibits Apple's independent registered public accounting firm from performing non-financial consulting services, such as information technology consulting and internal audit services. This policy mandates that the Audit and Finance Committee approve in advance the audit and permissible non-audit services to be performed by the independent registered public accounting firm and the related budget, and that the Audit and Finance Committee be provided with quarterly reporting on actual spending. This policy also mandates that Apple may not enter into engagements with Apple's independent registered public accounting firm for non-audit services without the express pre-approval of the Audit and Finance Committee.

The Audit and Finance Committee has reviewed and discussed the audited financial statements for the year ended September 30, 2023 with Apple's management and Ernst & Young. The Audit and Finance Committee has also discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The Audit and Finance Committee also has received and reviewed the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit and Finance Committee concerning independence, and has discussed with Ernst & Young its independence.

Based on the reviews and discussions referred to above, the Audit and Finance Committee recommended to the Board that the financial statements referred to above be included in Apple's Annual Report on Form 10-K for the year ended September 30, 2023 for filing with the SEC.

Members of the Audit and Finance Committee

Ron Sugar (Chair)	**James Bell**	**Monica Lozano**	**Sue Wagner**



Security Ownership of Certain Beneficial Owners and Management

The following table shows information as of January 2, 2024 (the "Table Date"), unless otherwise indicated, regarding the beneficial ownership of Apple's common stock by: (i) each person known to Apple to beneficially own more than 5% of the outstanding shares of Apple's common stock based solely on Apple's review of filings with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act; (ii) each director and nominee; (iii) each named executive officer listed in the table entitled "Summary Compensation Table— 2023, 2022, and 2021" under the section entitled "Executive Compensation"; and (iv) all current directors, nominees and executive officers as a group. As of the Table Date, 15,461,896,000 shares of Apple's common stock were issued and outstanding. Unless otherwise indicated, all persons named as beneficial owners of Apple's common stock have sole voting power and sole investment power with respect to the shares indicated as beneficially owned.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned[1]	Percent of Common Stock Outstanding
The Vanguard Group	1,278,250,538[2]	8.27%
BlackRock, Inc.	1,029,178,566[3]	6.66%
Berkshire Hathaway Inc. / Warren E. Buffett	915,560,382[4]	5.92%
Kate Adams	293,266[5]	*
Wanda Austin	72[6]	*
James Bell	38,527[7]	*
Tim Cook	3,280,053[8]	*
Al Gore	468,995[9]	*
Alex Gorsky	4,023[10]	*
Andrea Jung	74,489[11]	*
Art Levinson	4,590,576[12]	*
Monica Lozano	7,091[13]	*
Luca Maestri	107,661[14]	*
Deirdre O'Brien	136,445[15]	*
Ron Sugar	107,795[16]	*
Sue Wagner	67,375[17]	*
Jeff Williams	489,817[18]	*
All current executive officers, directors, and nominees as a group (14 persons)	9,666,185[19]	*

(1) Represents shares of Apple's common stock held, and RSUs held that will vest within 60 days after the Table Date. Does not include RSUs that vest more than 60 days after the Table Date. RSUs are awards granted by Apple and payable, subject to vesting requirements, in shares of Apple's common stock.

(2) Represents shares of Apple's common stock beneficially owned as of December 30, 2022, based on a Schedule 13G/A filed with the SEC on February 9, 2023, by The Vanguard Group. The Vanguard Group lists its address as 100 Vanguard Blvd., Malvern, PA 19355, and indicates that it has shared voting power with respect to 22,748,047 shares of Apple's common stock, sole dispositive power with respect to 1,214,687,196 shares of Apple's common stock, and shared dispositive power with respect to 63,563,342 shares of Apple's common stock.

(3) Represents shares of Apple's common stock beneficially owned as of December 31, 2022, based on a Schedule 13G/A filed with the SEC on February 7, 2023, by BlackRock, Inc. BlackRock, Inc. lists its address as 55 East 52nd Street, New York, NY 10055, and indicates that it has sole voting power with respect to 915,854,486 shares of Apple's common stock, and sole dispositive power with respect to all shares beneficially owned.

(4) Represents shares of Apple's common stock beneficially owned as of December 31, 2022, based on the Schedule 13G/A filed with the SEC on February 14, 2023 by Warren E. Buffett, Berkshire Hathaway Inc. and certain other reporting persons. Mr. Buffett and Berkshire Hathaway list their address as 3555 Farnam Street, Omaha, NE 68131, and indicate that they have shared voting and dispositive power over all shares beneficially owned.

(5) Excludes 506,208 RSUs held by Ms. Adams that are not scheduled to vest within 60 days after the Table Date.

(6) Dr. Austin has been nominated for election at the Annual Meeting.

(7) Includes 1,852 RSUs held by Mr. Bell that are scheduled to vest on February 1, 2024.



(8)   Represents 3,280,053 shares of Apple's common stock held in the name of Mr. Cook's trust and excludes 1,291,086 RSUs held by Mr. Cook that are not scheduled to vest within 60 days after the Table Date.

(9)   Includes 1,852 RSUs held by Mr. Gore that are scheduled to vest on February 1, 2024.

(10) Includes 1,852 RSUs held by Mr. Gorsky that are scheduled to vest on February 1, 2024.

(11) Includes 1,852 RSUs held by Ms. Jung that are scheduled to vest on February 1, 2024.

(12) Includes 56,000 shares of Apple's common stock held by Dr. Levinson's spouse and 1,852 RSUs held by Dr. Levinson that are scheduled to vest on February 1, 2024.

(13) Includes 1,852 RSUs held by Ms. Lozano that are scheduled to vest on February 1, 2024.

(14) Excludes 506,208 RSUs held by Mr. Maestri that are not scheduled to vest within 60 days after the Table Date.

(15) Excludes 506,208 RSUs held by Ms. O'Brien that are not scheduled to vest within 60 days after the Table Date.

(16) Includes 1,852 RSUs held by Dr. Sugar that are scheduled to vest on February 1, 2024.

(17) Includes 6,000 shares of Apple's common stock held by Ms. Wagner's spouse, 400 shares of Apple's common stock held by one of Ms. Wagner's children, and 1,852 RSUs held by Ms. Wagner that are scheduled to vest on February 1, 2024.

(18) Includes 489,817 shares of Apple's common stock held in the name of Mr. Williams' family trust and excludes 506,208 RSUs held by Mr. Williams that are not scheduled to vest within 60 days after the Table Date.

(19) Includes 14,816 RSUs held by directors that are scheduled to vest within 60 days after the Table Date. As of the Table Date, no executive officer held any RSUs scheduled to vest within 60 days after the Table Date. Excludes 3,315,918 RSUs held by executive officers that are not scheduled to vest within 60 days after the Table Date.

*   Represents less than 1% of the issued and outstanding shares of Apple's common stock as of the Table Date.

Delinquent Section 16(a) Reports

Based solely on Apple's review of the Section 16(a) reports that have been filed by or on behalf of its officers, directors and persons who own more than 10% of a registered class of Apple's equity securities, and on written representations from the reporting persons, we believe that all such persons complied on a timely basis with all Section 16(a) filing requirements during the fiscal year ended September 30, 2023, except that one Form 4 reporting a gift of 5,600 Apple shares for Ms. Adams was inadvertently filed late.



Equity Compensation Plan Information

The following table shows information, as of September 30, 2023, regarding shares of Apple's common stock authorized for issuance under Apple's equity compensation plans. As of September 30, 2023, other than as described below, no equity securities were authorized for issuance under equity compensation plans not approved by shareholders.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1]($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(c)
Equity compensation plans approved by shareholders[2]	180,335,441[3]	8.71	1,186,234,776[4]

(1) The weighted-average exercise price is calculated based solely on the exercise prices of the outstanding options and do not reflect the shares that will be issued upon the vesting of outstanding RSU awards, which have no exercise price.

(2) This table does not include equity awards that have been assumed by the Company in connection with the acquisition of other companies. As of September 30, 2023, no shares of the Company's common stock were subject to outstanding stock options or RSUs assumed in connection with acquisitions of other companies.

(3) This number includes the following: 84,175,139 shares subject to outstanding awards granted under the 2022 Plan, of which no shares were subject to outstanding options and 84,175,139 shares were subject to outstanding RSU awards; 96,145,486 shares subject to outstanding awards granted under the 2014 Plan, of which 83,785 shares were subject to outstanding options and 96,061,701 shares were subject to outstanding RSU awards; and 13,480 shares subject to outstanding awards granted under the Director Plan, of which no shares were subject to outstanding options and 14,816 shares were subject to outstanding RSU awards.

(4) This number includes 1,106,024,404 shares available for issuance under the 2022 Plan, 76,079,026 shares reserved for issuance under the Employee Stock Purchase Plan, and 4,131,346 shares available for issuance under the Director Plan. Shares issued in respect of awards other than stock options and stock appreciation rights granted under the 2022 Plan and the Director Plan count against the shares available for grant under the applicable plan as two shares for every share granted.



General Information

2024 Annual Meeting of Shareholders

Date and Time:	**Virtual Meeting Site:**
February 28, 2024 9:00 A.M. Pacific Time	www.virtualshareholdermeeting.com/AAPL2024

The Record Date for the Annual Meeting is January 2, 2024. Only shareholders of record as of the close of business on this date are entitled to vote at the Annual Meeting.

You are invited to vote on the proposals described in this Proxy Statement because you were an Apple shareholder on the Record Date, January 2, 2024.

Apple is soliciting proxies for use at the Annual Meeting, including any postponements or adjournments thereof.

In the interest of saving time and money, Apple has opted to provide our Annual Report on Form 10-K for the year ended September 30, 2023 in lieu of producing a glossy annual report.

Attending the Annual Meeting

We are pleased to welcome shareholders to the 2024 Annual Meeting to be held virtually.

To attend, vote, and submit questions during the Annual Meeting visit www.virtualshareholdermeeting.com/AAPL2024 and enter the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form, or proxy card. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting. Attendance at the Annual Meeting is subject to capacity limits set by the virtual meeting platform provider. To submit questions in advance of the Annual Meeting, visit proxyvote.com before 8:59 P.M. Pacific Time on February 27, 2024 and enter the control number. If you have any questions about proxyvote.com or your control number, please contact the bank, broker, or other organization that holds your shares. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

No recording of the Annual Meeting is allowed, including audio and video recording.

Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to ensure that your vote will be represented at the Annual Meeting. We reserve the right to eject an attendee or cut off speaking privileges for behavior likely to cause disruption or annoyance or for failure to comply with reasonable requests or the rules of conduct for the meeting, including time limits applicable to attendees who are permitted to speak.

We will endeavor to answer as many questions submitted by shareholders as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially similar questions, we may group questions together and provide a single response to avoid repetition.

In the event of technical difficulties with the Annual Meeting, we expect that an announcement will be made on www.virtualshareholdermeeting.com/AAPL2024. If necessary, the announcement will provide updated information regarding the date, time, and location of the Annual Meeting. Any updated information regarding the Annual Meeting will also be posted on our Investor Relations website at investor.apple.com.



Proxy Materials

These materials were first sent or made available to shareholders on January 11, 2024, and include:

- The Notice of 2024 Annual Meeting of Shareholders;
- This Proxy Statement for the Annual Meeting; and
- Apple's Annual Report on Form 10-K for the year ended September 30, 2023.

If you requested printed versions by mail, these printed proxy materials also include the proxy card or voting instruction form for the Annual Meeting.

Forward-looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our environmental, social, and governance goals, commitments, and strategies, and our executive compensation program. These statements involve risks and uncertainties. Actual results could differ materially from any future results expressed or implied by the forward-looking statements for a variety of reasons, including due to the risks, uncertainties, and other important factors that are discussed in our most recently filed periodic reports on Form 10-K and Form 10-Q and subsequent filings. We assume no obligation to update any forward-looking statements, which speak only as of the date they are made.

Proxy Materials are Available on the Internet

Apple uses the internet as the primary means of furnishing proxy materials to shareholders. We are sending a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") to our shareholders with instructions on how to access the proxy materials online at proxyvote.com or request a printed copy of the materials.

Shareholders may follow the instructions in the Notice of Internet Availability to elect to receive future proxy materials in print by mail or electronically by email. We encourage shareholders to take advantage of the availability of the proxy materials online to help reduce the environmental impact of our annual meetings and reduce Apple's printing and mailing costs.

Apple's proxy materials are also available at investor.apple.com.

Eliminating Duplicate Mailings

Apple has adopted a procedure called "householding." Under this procedure, Apple may deliver a single copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement and our Annual Report on Form 10-K for the year ended September 30, 2023 to multiple shareholders who share the same address, unless Apple has received contrary instructions from one or more of the shareholders. This procedure reduces the environmental impact of our annual meetings and reduces Apple's printing and mailing costs. Shareholders who participate in householding will continue to receive separate proxy cards. Upon written or oral request, Apple will deliver promptly a separate copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement and our Annual Report on Form 10-K for the year ended September 30, 2023 to any shareholder that elects not to participate in householding.



To receive, free of charge, a separate copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement or the Annual Report on Form 10-K for the year ended September 30, 2023, or separate copies of any future notice, proxy statement, or annual report, you may write or call Apple at the following physical address, phone number, or email address:

Apple Investor Relations
One Apple Park Way
MS 927-4INV
Cupertino, CA 95014 USA
Phone: (408) 974-3123
Email: investor_relations@apple.com

If you are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please contact the bank, broker, or other organization that holds your shares to request information about eliminating duplicate mailings.

Quorum for the Annual Meeting

Holders of a majority of the shares entitled to vote at the Annual Meeting must be present at the Annual Meeting or represented by proxy for the transaction of business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum if:

- You are entitled to vote and you are present at the Annual Meeting; or
- You have properly voted prior to the meeting by proxy online, by phone, or by submitting a proxy card or voting instruction form by mail.

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. If a quorum is not present, we may propose to adjourn the Annual Meeting and reconvene the Annual Meeting at a later date.

Inspector of Election

A representative of Broadridge Investor Communication Solutions, Inc. will serve as the inspector of election.

Proxy Solicitation Costs

Apple is paying the costs of the solicitation of proxies. Apple has retained Georgeson LLC to assist in the distribution of proxy materials and the solicitation of proxies from individual shareholders as well as brokerage firms, fiduciaries, custodians, and other similar organizations representing beneficial owners of shares for the Annual Meeting. We have agreed to pay Georgeson a fee of approximately $18,000 plus variable amounts for additional proxy solicitation services and out-of-pocket expenses.

In addition to solicitations by mail, the proxy solicitor and Apple's nominees, officers, and employees, without additional compensation, may solicit proxies on Apple's behalf in person, by phone, or by electronic communication.



Apple's Fiscal Year

Apple's fiscal year is the 52- or 53-week period that ends on the last Saturday of September. Apple's 2023 fiscal year included 53 weeks and ended on September 30, 2023. Information presented in this Proxy Statement is based on Apple's fiscal calendar, other than references to particular years in connection with our shareholder engagement program, in the biographical information about our directors and executive officers, and in the opposition statements to the shareholder proposals, which refer to calendar years.

Voting

Each share of Apple's common stock has one vote on each matter. Only "shareholders of record" as of the close of business on the Record Date are entitled to vote at the Annual Meeting. As of the Record Date, there were 15,461,896,000 shares of Apple's common stock issued and outstanding, held by 23,700 shareholders of record. In addition to shareholders of record of Apple's common stock, "beneficial owners of shares held in street name" as of the Record Date can vote using the methods described below.

Shareholders of Record

If your shares are registered directly in your name with Apple's transfer agent, Computershare Trust Company, N.A., you are the shareholder of record with respect to those shares.

Beneficial Owners of Shares Held in Street Name

If your shares are held in an account at a bank, broker, or other organization, then you are the "beneficial owner of shares held in street name." As a beneficial owner, you have the right to instruct the person or organization holding your shares how to vote your shares. Most individual shareholders are beneficial owners of shares held in street name.

Voting Procedures

There are four ways to vote:

- **Online Prior to the Annual Meeting.** You may vote by proxy by visiting proxyvote.com and entering the control number found in your Notice of Internet Availability. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

- **Online During the Annual Meeting.** You may vote online during the Annual Meeting by visiting www.virtualshareholdermeeting.com/AAPL2024, entering the control number found in your Notice of Internet Availability, and following the on-screen instructions. The availability of online voting may depend on the voting procedures of the organization that holds your shares. The meeting webcast will begin promptly at 9:00 A.M. Pacific Time. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test your system. If you experience technical difficulties during the check-in process or during the meeting please call 1-844-986-0822 (toll free) or 303-562-9302 (international) for assistance.

- **Phone.** If you request printed copies of the proxy materials by mail, you will receive a proxy card or voting instruction form, and you may vote by proxy by calling the toll-free number found on the card or form. The availability of phone voting may depend on the voting procedures of the organization that holds your shares.

- **Mail.** If you request printed copies of the proxy materials by mail, you will receive a proxy card or voting instruction form, and you may vote by proxy by filling out the card or form and returning it in the envelope provided.

All shares represented by valid proxies received prior to 8:59 P.M. Pacific Time on February 27, 2024 will be voted and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder's instructions. Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance online, by phone, or by mail to ensure that your vote will be represented at the Annual Meeting.



Changing your Vote

You may revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting.

- **Online Prior to the Annual Meeting.** You may change your vote using the online voting method described above, in which case only your latest internet proxy submitted prior to the Annual Meeting will be counted.
- **Online During the Annual Meeting.** You may change your vote by attending the Annual Meeting by visiting www.virtualshareholdermeeting.com/AAPL2024, entering the control number found in your Notice of Internet Availability, and following the instructions to vote, in which case only your latest internet proxy submitted will be counted.
- **Phone.** You may change your vote using the phone voting method described above, in which case only your latest proxy submitted prior to the Annual Meeting will be counted.
- **Mail.** You may revoke your proxy and change your vote by signing and returning a new proxy card or voting instruction form dated as of a later date, in which case only your latest proxy card or voting instruction form received prior to the Annual Meeting will be counted.

Uninstructed Shares

Shareholders of Record

If you are a shareholder of record and you:

- Indicate when voting online or by phone that you wish to vote as recommended by the Board; or
- Sign and return a proxy card without giving specific voting instructions,

then the persons named as proxy holders, Kate Adams and Luca Maestri, will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as they may determine in their best judgment with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owners of Shares Held in Street Name

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, then the organization may generally vote your shares in their discretion on "routine" matters, but cannot vote on "non-routine" matters.

Routine and Non-Routine Proposals

The following proposal is considered a routine matter:

- The ratification of the appointment of Ernst & Young LLP as Apple's independent registered public accounting firm for 2024 (Proposal No. 2).

A broker or other nominee may generally vote in their discretion on routine matters, and therefore no broker non-votes are expected in connection with Proposal No. 2.

The following proposals are considered non-routine matters:

- Election of directors (Proposal No. 1);
- Advisory vote to approve executive compensation (Proposal No. 3); and
- Each of the shareholder proposals (Proposals No. 4 through No. 8).

If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, that organization will inform the inspector of election that it does not have the authority to vote on the matter with respect to your shares. This is generally referred to as a "broker non-vote." Therefore, broker non-votes may exist in connection with Proposal No. 1 and Proposals No. 3 through No. 8.



Vote Required to Approve a Proposal

With respect to the election of directors (Proposal No. 1), Apple's bylaws provide that, in an uncontested election of directors, the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting, and (ii) a majority of the shares required to constitute a quorum is required to elect a director. An "uncontested election of directors" means an election of directors in which the number of candidates for election does not exceed the number of directors to be elected by the shareholders at that election.

Approval of Proposals No. 2 through No. 8 requires, in each case, the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting, and (ii) a majority of the shares required to constitute a quorum.

Broker Non-Votes and Abstentions

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. Only "FOR" and "AGAINST" votes are counted for purposes of determining the votes received in connection with each proposal. Broker non-votes and abstentions will have no effect on determining whether the affirmative vote constitutes a majority of the shares present or represented by proxy and voting at the Annual Meeting.

In addition, for each proposal, the affirmative vote equal to a majority of the shares necessary to constitute a quorum is also required for approval. Therefore, broker non-votes and abstentions could prevent the election of a director or the approval of a proposal because they do not count as affirmative votes.

Confidentiality of Votes

Proxy instructions, ballots, and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Apple will not disclose the proxy instructions or ballots of individual shareholders, except:

- To allow for the tabulation and certification of votes;
- To facilitate a successful proxy solicitation;
- To assert claims for Apple;
- To defend claims against Apple; and
- As necessary to meet applicable legal requirements.

If you write comments on your proxy card or ballot, the proxy card or ballot may be forwarded to Apple's management and the Board to review your comments.

Tabulation and Reporting of Voting Results

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be tallied by the inspector of election after the taking of the vote at the Annual Meeting. Apple will publish the final voting results in a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

Director Nominations and Other Matters for the 2025 Annual Meeting of Shareholders

Proposals and director nominations must be sent either by mail to Apple's Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA, or by email to shareholderproposal@apple.com.



Matters for Inclusion in the Proxy Materials for the 2025 Annual Meeting of Shareholders

Matters for inclusion in the proxy materials for the 2025 annual meeting of shareholders, other than nominations of directors, must be received on or before the close of business on September 13, 2024. All proposals must comply with Rule 14a-8 under the Exchange Act.

Matters for Consideration at the 2025 Annual Meeting of Shareholders, but not for Inclusion in the Proxy Materials

Matters for consideration at the 2025 annual meeting of shareholders, but not for inclusion in the proxy materials, must be received no earlier than the close of business on October 31, 2024 and no later than the close of business on November 30, 2024. The proposal must be submitted by a shareholder of record and must set forth the information required by Apple's bylaws. If you are a beneficial owner of shares held in street name, you can contact the organization that holds your shares for information about how to register your shares directly in your name as a shareholder of record.

Nominations of Individuals for Election as Directors at the 2025 Annual Meeting of Shareholders Using Proxy Access

A shareholder, or group of up to 20 shareholders, that has owned continuously for at least three years shares of Apple stock representing an aggregate of at least 3% of our outstanding shares, may nominate and include in Apple's proxy materials director nominees constituting up to 20% of Apple's Board, provided that the shareholder(s) and nominee(s) satisfy the requirements in Apple's bylaws. Notice of proxy access director nominees must be received no earlier than the close of business on August 14, 2024 and no later than the close of business on September 13, 2024.

Nominations of Individuals for Election as Directors at the 2025 Annual Meeting of Shareholders (other than through Proxy Access)

Under Apple's bylaws, notice by shareholders who intend to nominate directors at the 2025 annual meeting of shareholders (other than through proxy access as described above) must be received no earlier than the close of business on October 31, 2024 and no later than the close of business on November 30, 2024. Notice of director nominations must be submitted by a shareholder of record and must set forth the information required by Apple's bylaws. If you are a beneficial owner of shares held in street name, you can contact the organization that holds your shares for information about how to register your shares directly in your name as a shareholder of record.

Any notice of director nomination submitted to Apple other than through proxy access must include the additional information required by Rule 14a-19(b) under the Exchange Act.

Solicitation of Proxies for 2025 Annual Meeting of Shareholders

We intend to file a proxy statement and white proxy card with the SEC in connection with our solicitation of proxies for our 2025 annual meeting of shareholders. Shareholders may obtain our proxy statement (and any amendments and supplements thereto) and other documents as and when filed by Apple with the SEC without charge from the SEC's website at: www.sec.gov.

Apple Inc.
One Apple Park Way
Cupertino, CA 95014 USA
Phone: (408) 996-1010
Dated: January 11, 2024



